82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030540

REGISTRANT'S NAME: Agenix Limited

*CURRENT ADDRESS: Level 9 123 Epping Road
North Ryde
New South Wales 2113
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5258 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 2/12/02

Section 205G Notice - Director`s Interests x 3

Document date: Mon 31 Dec 2001 **Released time:** Mon 31 Dec 2001 14:58:12
Document No: 144455 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AGENIX LIMITED 2001-12-31 ASX-SIGNA

HOMEX - Brisbane

+++++++++++++++++++++++++
APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Agenix Limited
ABN: 58 009 213 754

Name of director: Ravindran Govindan
Date of appointment: 13/06/2000

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

300,000 Options 33c exercise price expiry 20/07/2007

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

NAME OF HOLDER AND NATURE OF INTEREST:	NUMBER AND CLASS OF SECURITIES:
50% shareholding in Aslaeagle International Ltd	3,950,000 Ordinary shares

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS: Nil

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Agenix Limited
ABN: 58 009 213 754

Name of director: Wong Fong Fui
Date of appointment: 11/08/2000

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

Nil

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE

DIRECTOR IS NOT THE REGISTERED HOLDER

NAME OF HOLDER AND NATURE OF INTEREST:	NUMBER AND CLASS OF SECURITIES:
1) Owned by Mayfield Investments Corporation Pte Ltd	500,000 Ordinary shares
2) Owned under nominee name	2,000,000 Ordinary shares

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS: Nil

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Agenix Limited
ABN: 58 009 213 754

Name of director: Katherine Woodthorpe
Date of appointment: 21/06/2001

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

75,000 Options 33c exercise price expiry 20/07/2007

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

NAME OF HOLDER AND NATURE OF INTEREST:	NUMBER AND CLASS OF SECURITIES:
Nil	-

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS: Nil

Expiry of Unlisted Options

Wed 5 Dec 2001

Agenix Limited advises that the 8,300,000 unlisted 40 cent options expiry 30 November 2001 have expired unexercised.

J Carter
CFO/COMPANY SECRETARY

Agenix Demonstrates Further Commit

02 FEB 12 AM 8:10

Mon 3 Dec 2001

Biotechnology company Agenix Ltd [ASX:AGX] today announced it will close its Perth office as part of its ongoing strategy to consolidate and focus on its core businesses.

The majority of the assets will be transferred to the company's core businesses which are the blood clot diagnostic manufacturer AGEN Biomedical and the infant care product manufacturer Milton Australia, both located in Brisbane. Surplus assets, including the company owned land & building, will be sold. The total cost of the closure including redundancies and relocation costs are expected to be less than $100,000.

Agenix Chief Financial Officer, Jeff Carter said the closure was a "win win" situation. "The future operating costs will be substantially lower and the sale value of the property will exceed the closure costs".

Agenix will retain Industrial Biosystems' intellectual property and intends to continue to license this property to maximize potential returns.

Agenix Chief Executive Officer, Don Home, said the closure of the Perth office was consistent with Agenix's communicated strategy of focusing its resources on accelerating the progression to market of its high technology clot detection product Thromboview(TM)

"Operating too many businesses can take management's eye off the main game," said Mr Home. "We believe that the closure of the Perth office is in the company's, and shareholders', best interests. This is further indication that Agenix is now full steam ahead on developing Thromboview(TM) towards commercialisation as we now move from the research to clinical trial phase of the program."

The first human dose of Thromboview(TM) will be injected into a patient in the latter half of next year. The company had previously announced that clinical trials of Thromboview(TM) will be funded by profits from Milton Australia and AGEN Biomedical.

The Thromboview(TM) blood clot imaging technology uses Agenix's clot-binding humanized antibodies attached to an injectable radiolabelled molecule. Following injection of the product, the radiolabelled antibody moves to sites present on blood clots. Subsequent imaging of the patient with a special imaging camera confirms diagnosis.

A project team - comprising Agenix management and researchers from the University of California San Diego, clinical trial organisation Kendle International Inc, and international cardiovascular expert Professor Paul Eisenberg from Eli Lilly Research Laboratories - has spent the past week in Melbourne evaluating the results of multiple preclinical studies and preparing Thromboview(TM) for human trials.

"The meeting was a catalyst for the rapid advancement of Thromboview(TM)," said Mr Home.

"AGEN and Milton are the prime revenue sources for Agenix, as well as representing significant blue sky," said Mr Home. "Agenix will now concentrate its management and financial resources on these businesses. Our aim is to focus on current profit-generating businesses, rather than invest in the building of businesses from scratch."

The commercial opportunity of Thromboview(TM) has recently been evaluated by KPMG Transaction Services, who believe it may have the necessary characteristics to become the new "gold standard" for the diagnosis of both deep vein thrombosis and pulmonary embolism. 60,000 Americans die of pulmonary embolism every year.

New York-based investment bank GTH Capital recently estimated that, upon successful commercialisation, Thromboview(TM) would address an international market worth in excess of US $700 million.

For more information contact:

Mr Don Home
CHIEF EXECUTIVE OFFICER
Ph: 07 3370 6300 or 0438 500 255

Mr Jeff Carter
CHIEF FINANCIAL OFFICER
02 8875 7898 or 0419 414 901

www.agenix.net

Chairman's Address to Sharehold

02 FEB 12 AM 8:10

Fri 30 Nov 2001

The year 2000 - 2001 was an outstanding and successful one for your company, not only was revenue 8% higher than last year's at 29.4 million dollars, but profits grew by a substantial 22% to 4.2 million dollars.

The result, I believe, was a credit to the 190 people who work at your company, undertaking research and development, and manufacturing and distributing products that are sold in more than 50 countries around the world.

In the last couple of years, we have produced a company with a rock solid foundation. Now we can capitalise on the tremendous opportunities we have created with the acquisition of Milton and the very significant and exciting progress with Thromboview(TM).

AGEN achieved strong sales in traditional diagnostic markets and has progressed the development of Thromboview(TM), the blood clot radioimaging antibody reagent, with the successful humanization of AGEN's 3B6 antibody to remove the possibility of anti-mouse reactions in human patients. We are excited to have announced that we are due to commence the Phase 1 human trials in 2002. This will be the first time the humanised 3B6 clot binding antibody will be injected into humans.

AGEN's revenue from its cutting edge diagnostic products for the year was $16.8 million dollars, up 16% and a record for the company, and profits before tax increased 80% to $5.4 million dollars.

Milton Pharmaceuticals now encompasses Milton Australia Pty Ltd and Biotech Pharmaceuticals Pty Ltd and is 100%-owned by Agenix Limited. The Milton brand name was acquired from Procter & Gamble Australia in March 2001. The Milton name is widely known and respected and, with new promotional activities, the anti-bacterial range has achieved good performance in both sales and profits. Brand extensions will generate substantial additional revenue. Additionally, in May 2001, the licence was acquired to sell Australian Bodycare products in Australia, New Zealand and Asia.

Jemaka, whose prime asset is a licence from Hoffman La Roche to manufacture a particular enzyme, had a steady year. We remain confident that the enzyme could be used by AGEN at a later stage. During the year Jemaka's sales were stable while profit before tax for the year was up 30%.

PhytoPhrotein, which was established to develop and operate next generation plant cell expression systems for the manufacture of recombinant biopharmaceuticals, made significant progress during the year, especially during the last six months. The company is now operating from its new facilities in the Singapore Science Park II. The facility will be used initially for the production of recombinant proteins for evaluation purposes and will expand to house the commercial production of proteins in the future.

Our continuing focus on our deployment of resources led to the closing of the Perth office and exploiting Industrial Biosystems' intellectual property from our Brisbane offices.

This is in line with our intention to accelerate the delivery of the

Thromboview(TM) product to the market, which I will explain further in a few minutes. Management believes that Agen and Milton will be the prime revenue sources that will fund this project.

The Agenix corporate strategy is to keep our business simple, focused and profitable. We will divest products, projects and intellectual property that do not reach our earnings return thresholds or demonstrate earnings potential. We support strong focus over diversity.

And I am pleased to say that the momentum that was built in the year 2000 - 2001 is being carried forward into this financial year. Agenix recently announced its first quarter results, which showed a 55% increase in first-quarter revenue to $7.6 million.

The increase in revenue during the quarter was primarily due to two things, including the introduction of new products from AGEN and approximately two months' contribution from an expanded Milton product range.

This range has won strong acceptance and is currently in the large supermarket chains operated by Woolworths and Coles Myer as well as smaller supermarket and pharmacy chains.

THE FUTURE

I would like to turn briefly to the future. On the 17th of September management wrote to all shareholders as the first part of a communications program to keep you informed about the activities and plans for your company's future.

The picture painted in the letter was of a company with strong revenue and profit generating operations, coupled with substantial blue sky.

Management and the board is of the firm belief that the Agenix of the future will be a business built around the need to service an important health issue that is currently under serviced. I refer to the acute phase diagnosis and treatment of thrombosis, or blood clots.

The key products that are needed to service this market are:

* A rapid screening test to identify patients with clots
* A laboratory confirmatory test, such as D-dimer
* An in vivo imaging agent, such as Thromboview(TM)
* An acute phase therapeutic

Agenix is in an excellent position to develop a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market.

Our lead candidate, the high-technology Thromboview(TM) project, is due to enter phase one human trials in the coming calendar year. Independent analysis confirms that Thromboview(TM) could revolutionise the US$ 3 billion annual clot diagnostic imaging market.

Agenix will need to spend considerable amounts of money in research, development, clinical trials and registrations. The company has determined that it is within its capability to fund this research internally, using profits from its revenue-generating businesses - in particular from Milton and AGEN.

The Thromboview(TM) therapeutic is integral to the Agenix strategy. We have begun our search to identify and evaluate potential therapeutic compounds that could be used to service the acute phase thrombosis market. To minimise expense our preference is to license earlier stage compounds that Agenix can develop. This will involve extensive due diligence and will complete our product portfolio.

In the future we may need to increase our spending in these areas and we will continually evaluate our finances, options and requirements. We do not intend to pursue a major partner in the short term, though this may happen in 2004 or 2005 as Thromboview(TM) approaches commericalisation. We are of the view that the longer we can fund development from internal sources, the greater will be the eventual return to shareholders.

You would also be aware that Agenix is pursuing an American Depositary Receipt program in the United States market. ADRs are a mechanism that make it easy for US investors to buy equity in Australian companies. The US represents a potentially strong base of capital support for Agenix and it is our intention to exploit this. The Australian biotechnology industry generally represents remarkable value for US investors. As many Australian biotechnology companies presently do not have NASDAQ listings, they suffer from a lack of global market exposure and comparative valuations with global competitors. In addition, the Australian dollar is trading at such lows to the US dollar that Agenix could benefit greatly from this in a possible US capital raising. The big target for Thromboview(TM) is the US market and raising US capital for Thromboview(TM) has strong merit.

In summary, 2000 - 2001 has been a year of growth and consolidation for the group. What makes Agenix different from other small or mid cap biotechnology companies is that we have an excellent, solid existing business focussed on making and growing profits as well as significant blue sky opportunities. We have achieved this and will continue to achieve this as we focus diligently on achieving strong world market positions. This has been achieved despite slowing economies and large falls generally in consumer and business confidence.

This year we are already seeing higher revenues and profitability. We expect that total Agenix revenue will rise by over 25% in 2002 compared to 2001. Agenix will remain a strong growth company with big international ambitions.

On behalf of the board I wish to thank all our employees for their skills and good work and I thank you the shareholders for your continued support.

Results of Meeting

Fri 30 Nov 2001

Agenix Limited advises that the resolutions to re-appoint two Directors, as set out in agenda items of business numbered 2.1 and 2.2 on the Notice of Annual General Meeting, were both passed without amendment by the required majorities at the AGM of the company held today.

J Carter
CFO/COMPANY SECRETARY

02 FEB 12 AM 8:10

Appointment of Alternate Director

Thu 29 Nov 2001

Agenix Limited advises that the Mr T C Chan has been appointed as an Alternate Director for Mr F F Wong.

J Carter
CFO/COMPANY SECRETARY

Thromboview Advance in

02 FEB 12 AM 8:21

Wed 28 Nov 2001

THROMBOVIEW COULD BE "GOLD STANDARD" FOR BLOOD CLOT DETECTION: KPMG REPORT

AGENIX PREDICTS 25% SALES GROWTH FOR CURRENT YEAR

Agenix Ltd [ASX:AGX] announced today the advancement of the first humanized clot-binding antibody into the final stage of development in human studies as the lead product of the Thromboview(TM) program.

The Thromboview(TM) blood clot imaging technology uses Agenix's clot-binding humanized antibodies attached to an injectable radiolabelled molecule. Following injection of the product, the radiolabelled antibody moves to sites present on blood clots. Subsequent imaging of the patient with a special imaging camera confirms diagnosis.

The Thromboview(TM) project team, comprising Agenix management and researchers from the University of California San Diego, clinical trial organisation Kendle International Inc, and international cardiovascular expert Professor Paul Eisenberg from Eli Lilly Research Laboratories evaluated the results of multiple preclinical studies with humanized clot-binding antibodies.

This evaluation has led to the selection of the first de-immunised clot-binding antibody as the lead clinical candidate in the Thromboview(TM) program was based on favourable results in preclinical studies performed by Professor Tim Morris at the University of California San Diego.

"Selection of the clinical candidate advances the Thromboview(TM) project to the next stage of development, in preparation for human trials late next year. This agent may make possible the accurate non-invasive diagnosis of pulmonary embolism and venous thrombosis in a manner that would improve substantially on current methods," Professor Morris said.

The commercial opportunities of Thromboview(TM) has recently been evaluated by KPMG Transaction Services who believe it may have the necessary characteristics to become the new "gold stardard" for the diagnosis of both deep vein thrombosis and pulmonary embolism. An overview of this report will be released to Agenix shareholders later this week.

The KPMG report, carried out under the direction of Dr Christine Bennett, while noting the early stage of development of Thromboview(TM), states that if Thromboview(TM) is the first product on the market that specifically binds to blood clots, has demonstrable clinical evidence supporting its use and is marketed effectively, it faces a "significant market opportunity". Today's announcement of the selection of the clinical candidate antibody for the Phase 1 study is a further important step in the development time line of Thromboview(TM).

The KPMG report suggests a potential total market size in the USA of 750,000 to 1.5 million pulmonary embolism diagnostic tests per annum. Pulmonary embolism is the third most common cause of cardiovascular death causing approximately 60,000 deaths in the USA per year. This is more than the number who die annually of breast cancer.

New York-based investment bank GTH Capital recently estimated that, upon successful commercialisation, Thromboview(TM) would address an international market worth in excess of US$700 million.

Researchers at the University of California San Diego have been studying Thromboview(TM) for more than a year and have proven it works well in the imaging of blood clots in various organs of animals. Phase 1 human trials are due to commence in 2002.

In addition, Agenix management today predicted that sales growth of for the current year would be in excess of 25% more than for 2000 - 2001. This indicates sales in excess of $35 million.

Agenix's Annual General Meeting will take place this Friday in Brisbane.

For more information contact:

Mr Don Home
CHIEF EXECUTIVE OFFICER
Agenix Ltd
Ph: 07 3370 6300 or 0438 500 255

Mr Jeff Carter
CHIEF FINANCIAL OFFICER
Agenix Limited
02 8875 7898 or 0419 414 901

www.agenix.net

ASX ANNOUNCEMENT

AGEN SIGNS NEW AGREEMENT WITH SYNBIOTICS

Thursday 15 November 2001

Human and veterinary diagnostic test-kit manufacturer AGEN Biomedical Ltd, a 100% subsidiary of biotechnology company Agenix Ltd [ASX:AGX], today announced the signing of a new agreement with Synbiotics Inc, its US-based veterinary partner.

The agreement with Synbiotics gives AGEN Biomedical the rights to distribute a test kit product range in Japan, as well as confirming AGEN Biomedical's independent marketing and branding rights for Australia, New Zealand and Asia.

AGEN Biomedical and Synbiotics have collaborated successfully for some years on the development and global distribution of a range of rapid in-clinic veterinary tests for Canine Heartworm, Feline Leukaemia Virus, Feline Immunodeficiency Virus, Feline Heartworm and Canine Parvo Virus.

AGEN Biomedical will now work directly with Merial Japan on registration and distribution. The increased revenue from Japan sales is expected to be more than $500,000 in the first year, with further increase in growth in the future. Merial is a global leader in veterinary medicine and has a strong presence in the Japanese veterinary market, which is second in size only to the USA.

Synbiotics is based in San Diego, California, USA and has a European facility in Lyon, France.

"AGEN Biomedical is pleased to confirm its continued US and European collaboration with Synbiotics, giving stability to our vet business and providing potential to develop global markets independently," said AGEN's General Manager, Mr Russell Richards.

Sales from AGEN Biomedical's veterinary products were approximately 50% of its total $16.8 million revenue for the 2000 - 2001 financial year. Revenue in the first quarter of this year was 35% higher than for the corresponding period last year.

Profit from the wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals is being directed to the commercialisation program of Thromboview™, Agenix's lead product for the imaging of blood clots in people.

For more information contact:

Mr Russell Richards
General Manager, AGEN Biomedical Limited
Ph: 07 3370 6300
www.agen.com.au

Mr Don Home
Chief Executive Officer, Agenix Limited
Ph: 07 3370 6300
www.agenix.net

About the company: Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology Thromboview™ blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

Annual Report/Top 20

Tue 23 Oct 2001

DISTRIBUTION OF ORDINARY SHAREHOLDERS AND OPTIONS HOLDERS AS AT 20/09/2001

CATEGORY	NO OF ORDINARY SHARE-HOLDERS	NO OF OPTION HOLDERS 40 CENTS EXPIRY 30/11/01	NO OF OPTION HOLDERS 55 CENTS EXPIRY 30/01/03	NO OF OPTION HOLDERS 40 CENTS EXPIRY 24/11/04	NO OF EMPLOYEE OPTION HOLDERS 33 CENTS EXPIRY 20/07/07
1 - 1,000	179	-	-	-	-
1,001 - 5,000	1,667	-	-	-	2
5,001 - 10,000	1,184	-	-	-	108
10,001 - 100,000	1,588	-	-	-	29
100,001 and over	166	5	2	1	6
OPTIONS ON ISSUE		8,300,000	9,000,000	250,000	4,531,000

TOP TWENTY SHAREHOLDERS AS AT 20/09/2001

NAME	NO OF ORDINARY SHARES	% OF ISSUED ORDINARY SHARES
National Nominees Limited	12,062,563	7.82
Richard Tan	7,046,132	4.57
Frederick John Lauritz	5,600,000	3.63
Perpetual Trustee Company Limited	4,054,240	2.63
Asiaeagle International Ltd	3,950,000	2.56
C M Abbott Pty Ltd	2,700,000	1.75
Deutsche morgan Grenfell & Partners Nominees Pty Ltd	2,410,000	1.56
Corcarr Nominees Limited	2,240,000	1.45
ANZ Nominees Pty Ltd	1,830,464	1.19
Hemisphere Trustees Limited	1,521,000	0.99
F H Nominees Pty Ltd	1,410,998	0.92
Heanda Pty Limited	1,381,516	0.90
Westpac Custodian Nominees Limited	1,215,960	0.79
Crocards Pty Ltd	1,150,000	0.75
Jenell Nominees Pty Ltd	1,123,118	0.73
Tarooba Nominees Pty Ltd	1,100,000	0.71
Fitel Nominees Limited	1,066,243	0.69
W H Management Services Pty Ltd	1,000,000	0.65
Colin Sim	935,000	0.61
Lorenson Pty Ltd	924,000	0.59
TOTAL	54,721,234	35.49

02 FEB 12 AM 8:21

First Quarter Revenue Up 55%

Tue 23 Oct 2001

Biotechnology company Agenix Limited [ASX:AGX] today announced a 55% increase in first-quarter revenue to $7.6 million. The revenue for the corresponding period last year was $4.9 million

Revenue from human and veterinary diagnostic test kit manufacturer AGEN was $3.2 million for the quarter - 35% higher than the corresponding quarter last year. This growth figure for the quarter is double last year's full-year growth figure.

The first-quarter results follow a 22% increase in annual net profit to $4.2 million for the financial year to the end of June 2001.

The increase in revenue during the past quarter was due to: growth in the company's base business; the introduction of new products from AGEN; and approximately two months' contribution from Milton Pharmaceuticals' recently launched expanded Milton product range. This range has been accepted and is currently in the large supermarket chains of Woolworths and Coles as well as other smaller supermarket and pharmaceutical chains.

"This first-quarter performance is in line with the increase foreshadowed in the shareholders' newsletter distributed in early September," said Agenix CEO Don Home. "It supports management's strategy of focusing on current businesses to maximise returns on existing products together with the introduction of new products."

As previously indicated the increased profitability will be invested in the Thromboview(TM) program. Thromboview(TM) is a blood clot radioimaging antibody reagent, which uses radiolabelled antibodies to locate blood clots in the body. Phase 1 human trials are due to commence on the project in 2002.

"The first quarter results follow what was an excellent 2001 year for Agenix," said Mr Home. "The past year was a turning point for Agenix as we focused our efforts on growing profits from our existing businesses and strategically investing, providing the base from which we will enter a new phase of growth."

"We have a seasonal business where the second half of the year exceeds the first half associated with our increasing sales internationally. Given this strong first quarter result the indications are that we are on target to again achieve double-digit growth for the full year," said Agenix Chief Financial Officer Jeff Carter.

For more information:

Don Home, CEO Agenix Limited 07 3370 6396
Jeff Carter, CFO Agenix Limited 02 8875 7898

www.agenix.net

Agenix Signs Antibody Labelling Deal with Immunomedics Inc

Thu 18 Oct 2001

Biotechnology company Agenix Limited (ASX:AGX) today announced the signing of a non-exclusive licence agreement with Immunomedics Inc of New Jersey, USA. The agreement gives Agenix access to Immunomedics' patented technology covering the labelling of antibodies with technetium.

Technetium is a short-lived and commonly used radiolsotope available in imaging department facilities in major hospitals.

Immunomedics has developed and has been granted several worldwide patents covering the attachment of radioactive labels to antibodies or fragments of antibodies, a technology utilised by Agenix's lead diagnostic imaging product, Thromboview(TM).

Thromboview(TM) technology uses a clot-binding humanized antibody - 3B6 - attached to an injectable radiolabelled molecule. Following Injection of the product the radiolabelled antibody moves to sites present on blood clots. Subsequent imaging of the patent with a special imaging camera confirms the diagnosis of a blood clot.

Immunomedics' technology is a one-step method for radiolabelling the Thromboview(TM) humanised antibody. The technology allows for the Agenix antibody to be supplied in a stable and active form, ready to be linked to the technetium radiolabel when a patent with a potential thrombosis arrives at hospital. The technician adds technetium to the antibody, and within five minutes the product is ready to inject.

The technology is a proven commercial method which has already been used in one of Immunomedics' own FDA-approved imaging products.

"This license is another key milestone in our Thromboview(TM) development program," said Agenix Chief Executive Officer Donald Home. "Immunomedics' technology will allow Agenix to deliver a product to the market that makes Thromboview(TM) easier to use for clinicians."

"We are pleased that we continue to deliver our Thromboview(TM) product development on time and on budget and are committed to continuing to meet or improve on our timeline as is evidenced by today's announcement."

During the past 12 months Agenix has met all its intended milestones including development of the clinical trial program with the Kendle group, completion of the humanisation of the 3B6 antibody, and successful demonstration of Thromboview(TM) in animal trials.

During November Agenix will release a detailed description of the Thromboview(TM) development program specifically outlining the steps involved in taking the project to the completion of Phase 1 human trials. "This release will enable shareholders to follow the progress of Thromboview(TM) development and be more fully informed of the steps that we will take over the coming months," said Mr Home.

For more information:

Mr Donald Home	07 3370 6396	Mr Jeff Carter	02 88757898
CEO AGENIX LIMITED		CFO AGENIX LIMITED	

Joint Company Secretary Resignation

Tue 9 Oct 2001

Agenix Limited announces the resignation of Mr Michael Musso as a Joint Company Secretary of the Company with effect from 2 October 2001.

J Carter
CFO & COMPANY SECRETARY

It is with much pleasure and growing expectations that we present to you this report on the operations of Agenix Limited. Many companies begin their life based on an idea and enthusiasm. Agenix is no different. Over time the company begins to assume its own identity and then changes this identity to meet the needs of the changing environments in which it exists. For those investors that have been with Agenix during the past and seen the changes that have occurred, we would like to thank you for your patience and support. For those who have joined us recently we invite you to stay and promise that we will use our best endeavours to reward your trust. Agenix must continue to evolve and we will manage this process to bring about the true value that exists within the company.

2000/2001 financial year was a watershed year for the Agenix group. While it saw many changes it also saw consolidation and first steps towards fulfilment of the plans spoken of at the end of last financial year. Key to the ongoing success of the company were the appointments of a Chief Financial Officer and a Chief Executive Officer. Jeff Carter joined in December 2000 and Donald Home commenced his duties on July 1 this year. We wish to thank Jeff Carter and the General Managers of AGEN Biomedical, Russell Richards, Biotech Pharmaceuticals, Gary Bird and Industrial Biosystems, Dr Robert Dunlop, for beginning the process of change that will see Agenix transform itself into a significantly more competitive organisation that will provide an exciting platform for growth.

Financially, the company results were extremely pleasing and demonstrate that the group has been able to grow its respective businesses while maintaining responsible fiscal controls. This is something that we will continue to focus on as we move forward. The detailed financials are available later in this annual report, however in summary the company's financial results were:

	Fiscal Year	**% Growth over 1999/2000**
Revenue	$29.4 Million	8 %
Net Profit	$4.2 Million	22 %
EPS (on a diluted basis)	3.12 cents	17 %

Each of the individual organisations will provide details in the "Review of Operations" section, however we would like to touch on three significant milestones that are worth mentioning:

> In February this year AGEN announced the results of animal trials with Thromboview™. This trial demonstrated that Thromboview™ could accurately detect clots in vivo and that this technology could have a significant impact on the management of patients with either deep vein thrombosis or pulmonary embolism.
>
> Also in February, Biotech Pharmaceuticals announced that it had purchased the existing sales and distribution rights to several Milton products and the rights to use the Milton brand name in Australia, New Zealand and 10 countries in South East Asia. Management is confident it will demonstrate the wisdom and true benefit of this purchase over the next few years.
>
> In April this year, Industrial Biosystems completed the development of the B230 product and, with our Indian partner Advanced Biochemicals Limited, launched a commercial product – SeBrite BB.

These events are part of the key to the ongoing growth plans of Agenix.

THE COMPANY'S VISION

Agenix in the future will be a business built around the need to service an important health concern that currently is under serviced - the acute phase diagnosis and treatment of thrombosis, or clots. The key products that are needed to service this market are:

- Rapid screening test to identify patients with clots
- Laboratory confirmatory test, such as D-dimer
- In-vivo imaging agent such as Thromboview™
- Acute phase therapeutic

To service this market Agenix will need to spend considerable amounts of money in research, development, clinical trials and registrations. The company has options available to enable it to proceed down this pathway. They include raising capital in the financial markets, forming a joint venture or using cash flow from the existing businesses. The first major program that will require this level of spending is the Thromboview™ product clinical trials. Agenix has determined that it is within our capability to fund this and therefore has decided to proceed in the immediate future with using cash flow to fund Thromboview™. In the future we may need to increase our spending in these areas and we will continually evaluate our finances, options and requirements. It is our intent to maximise the value of the company and we believe that to do this Agenix needs to continue to pursue these programs without a major partner in the short term. The value of these programs to the marketplace grows considerably as they near market launch. Management will potentially look for a sales and marketing partner in 2004 or 2005 as Thromboview™ approaches that milestone.

Agenix has already commenced the search to identify and evaluate potential therapeutic compounds that could be used as part of our strategy to service the acute phase thromboses market. The cost of a purchasing a therapeutic compound in late stage development can be expensive. Agenix will alternatively seek to license compounds that are at an earlier stage of development although these come with increased risk of failure. Management will employ extensive due diligence to bring a product to market that will complete our product portfolio. The development, clinical trial and approval phase of a therapeutic is longer than for a diagnostic product and we do not anticipate a product on market until 2008 at the earliest. This timing does, however, allow us to again fund the development, clinical trials and registration through the profits derived from the sales of Thromboview™. The existing businesses of AGEN, Milton Pharmaceuticals and IBS will continue to fund both our internal research efforts as well as our external developments.

We believe the staff of Agenix can see the direction in which the company is heading and understand the role that each will play in building this organisation of the future. We wish to thank them for their commitment and support over the past year and look forward to sharing the realisation of our vision in the future.

In summary, 2000/2001 has been a year of change and consolidation for the group, and has been instrumental in setting the direction for the future. 2002/2003 will be a year of increased growth and further investment in our future and we can look forward to it with great anticipation and enthusiasm.

Ravindran Govindan	Donald Home
EXECUTIVE CHAIRMAN	**CHIEF EXECUTIVE OFFICER**
24 September 2001	24 September 2001

AGEN

AGEN Limited, a 100% subsidiary based in the Brisbane suburb of Acacia Ridge in Queensland, is focused on advanced technology for diagnosis and treatment of blood clot conditions in humans and infectious diseases in companion animals.

The past year saw AGEN achieve record sales in traditional diagnostic markets. Sales were 16% higher to $16.8 million, while pre-tax profits were up 79% to $5.4 million.

The company also made good progress with development of Thromboview™, the blood clot radioimaging antibody reagent. Company researchers have had AGEN's 3B6 antibody successfully humanized to remove the possibility of anti-mouse reactions in human patients. This is considered to be a crucial aspect of the product's development. Phase 1 human trials for Thromboview™ are due to commence next calendar year.

AGEN pursues both production and research at Acacia Ridge, which also incorporates marketing and sales offices. As a reflection of our commitment to the highest standards, AGEN's manufacturing facilities are accredited by the US Food and Drug Administration, the Australian Therapeutic Goods Administration and under the international quality standard of ISO9001.

CURRENT HUMAN DIAGNOSTIC PRODUCTS

Historically, AGEN's human business focuses on diagnosing blood clots and related disorders. Current diagnostic test kits are marketed under the SimpliRED, Dimertest and Simplify D-dimer brands, which incorporate AGEN's patented (3B6) D-dimer clot-specific monoclonal antibody. The detection of blood clots with these test kits is crucial for the diagnosis of life-threatening conditions including Deep Vein Thrombosis (clots in legs) and Pulmonary Embolism (clots in lungs).

Last year, sales of diagnostic products for humans was up $0.96 million to $7.8 million.

The D-dimer testing market is currently estimated at $US 60 million ($A 115 million) and continues to grow in line with the recognition of the need for improved management of blood clot disorders. AGEN will maintain a strong position in this market, alongside the development of its manual D-dimer tests into automated equipment. Last year, solid progress was made in this area, with sales from automated formats of $1 million. We expect this to increase with increased market penetration.

The company will continue efforts to realise the potential business opportunity for new D-dimer formats and companion analytes.

The company continues to pursue the successful strategy of distribution through large specialist hemostasis distributors in North America and Europe, in conjunction with smaller country-specific outlets. AGEN is increasing its control over sales and marketing directions for products in Australia, New Zealand and Asia, while expanding sales of complementary third party products.

CURRENT ANIMAL DIAGNOSTIC PRODUCTS

AGEN's veterinary diagnostic range for infectious disease in cats and dogs continues to grow. AGEN developed the kits, market leaders in the veterinary disease diagnostic market, in collaboration with Synbiotics Corporation, a USA-headquartered specialist veterinary diagnostics company. AGEN distributes the range of products throughout the Asia Pacific region.

Last year, sales of diagnostic products for animals was up $1.3 million to $8.3 million.

AGEN (CONT'D)

The launch in Australia and the USA of AGEN's Canine D-dimer test for blood clot disorders in dogs was well received by veterinarians. This is a developing market and although current sales are small there is good potential for the future.

Importantly, AGEN's North American sales of $A4.3 million represented approximately 20% of the market for in-clinic companion animal testing. While this represents a healthy share of the market, your company is aiming to increase its percentage in the future. AGEN's share of the smaller Australasian market is closer to 70%.

LICENSING

AGEN continues to actively pursue licence agreements with overseas companies and we are pleased to report that last year's revenue was boosted by successful licence agreements with Biopool Ltd and Diagnostica Stago for D-dimer. AGEN plans to development further its licensing positions in the coming year, and expects more than $1 million revenue from licensing in 2001 – 2002.

RESEARCH AND DEVELOPMENT

The past year has seen renewed emphasis and greater resources placed in AGEN's research and development, with ongoing development building value in the current diagnostic product range and greater resources being put into the company's in-vivo imaging and therapeutic projects.

To meet the technical needs of this commitment to high-value research projects, the company has employed additional PhDs with expertise in new diagnostic technology, molecular biology and cell fermentation technologies.

External research connections have also been strengthened with associations with university projects in Australia, Singapore and the USA.

Thromboview™, the blood clot radioimaging antibody reagent, has become a project with enormous commercial potential for AGEN and has attracted considerable international interest. The successful humanization of AGEN's 3B6 antibody to remove the possibility of anti-mouse reactions in human patients was undertaken by the Scottish biotechnology company, Biovation. The clones generated by Biovation were found to produce humanized 3B6 in good yields. The evaluation by the University of California San Diego was positive, with demonstrations in animals yielding high quality images of small blood clots in lungs. Such clots are not able to seen by currently alternative technology.

Phase I human trials for Thromboview™ are due to commence in 2002. A project team is in place with Kendle, the external contract research organisation, to manage the preparation for the trials. The clinical trials will be held in at least two Australian sites and led by principal investigators Dr Andrew Scott of Melbourne's Ludwig Institute and Dr David Macfarlane of the Royal Brisbane Hospital.

Thromboview™ has a strong market opportunity, manageable clinical trials in terms of both cost and timing, and low risk of safety and technical issues.

MILTON PHARMACEUTICALS

The year saw major positive changes to Agenix's pharmaceutical manufacturing arm, which is based at Carole Park in Brisbane, Queensland.

The Milton brand name was acquired from Procter & Gamble Australia in March 2001 and is incorporated in Milton Australia Pty Ltd, to reflect Milton's excellent worldwide name and potential.

Today Milton Pharmaceuticals (formerly Lozenge Pty Ltd), encompasses Milton Australia Pty Ltd and Biotech Pharmaceuticals Pty Ltd. which is responsible for the traditional business of galenicals, over-the-counter pharmaceuticals and contract manufacturing.

Additionally, in May 2001, the licence was acquired to sell Australian Bodycare products in Australia, New Zealand and South East Asia.

MILTON AUSTRALIA

The March purchase included the Milton brand name and trademark for 12 countries, together with the Milton Anti-bacterial range of products, which included formulations and technology. The Milton name is widely known and respected and to date, with new promotional activity, sales and profit of the anti-bacterial range have achieved the anticipated outstanding performance. Brand extensions are expected to generate substantial additional revenue.

In September 2001, the business was extended with the re-launch of the Milton Infacare Baby range and the introduction of Milton Antibacterial Nappy Sanitiser and Milton InfaCare concentrated laundry powder, again with outstanding success.

The Milton Infacare Baby range is manufactured and packed in our Brisbane facility, and management remains excited about the potential of this high-profile product range. There are significant opportunities to further extend the range and achieve superior profits.

AUSTRALIAN BODYCARE

In May 2001, a licence was acquired to sell Australian Bodycare products in Australia, New Zealand and South East Asia. Australian Bodycare products are Tea Tree Oil-based, are manufactured in our Brisbane facility, and are sold through pharmacy and beauty outlets. As a commitment to research and development and the expansion of our product range, the company is undertaking clinical trails for products for the treatment of diseases including golden staph, cold sores and baby rash.

BIOTECH PHARMACEUTICALS

The company's range of galenicals – traditional medicines which pharmacists prepare from original ingredients – has been significantly rationalised with a re-labeled Gold Cross range replacing duplicated David Craig and Gilseal ranges in 64 of our products.

Over-the-counter pharmaceuticals have performed to expectations and a number of new contract manufacturing customers have been gained during the year. The group now sells its products through a number of channels, including pharmacy, supermarkets, hospitals, beauty stores and via export.

MILTON PHARMACEUTICALS (CONT'D)

During the year an office was established in Singapore to service the Asian market, distributing Milton's two new brands - the Milton anti-bacterial range and Australian Bodycare range. Diethelm Singapore Pte Ltd, a subsidiary of Zurich-based Diethelm Keller, has been appointed the sole distributor of Milton products in Singapore. Soon-to-be released brands will add to the sales volume and other products will be added as the relationship develops. The company expects to appoint more distributors throughout Asia as part its expansion plans in the region, targeting Malaysia, China, Hong Kong, Thailand and Taiwan. Sales in excess of $1 million are expected in the first 12 months.

Export sales continue to grow with our New Zealand agent showing continued increases in sales. Exports now also include products to South East Asia.

PERFORMANCE

Sales revenue for the year was $11.7 million with earnings before interest and tax (EBIT) of $817,000. This was due in large part to the commitment of our staff. The result was achieved in difficult circumstances, as our biggest selling product was withdrawn from the market but replaced within three months with a reformulated product.

Management believes that the introduction of new brands will improve sales significantly in the future.

FACILITY

During the year plans were put in place to build a sales, administration and warehouse facility on our vacant land opposite the current Carole Park facility and redevelop the current facility to provide additional manufacturing and packing facilities. This is expected to be completed by April 2002.

PEOPLE

The past year represents only the second year since the merger and has again been a challenging one for all staff, who have responded positively to the challenge, demonstrating a willingness to perform their duties beyond expectations.

INDUSTRIAL BIOSYSTEMS

Industrial BioSystems Pty Ltd (IBS) has developed a partnership with Advanced Biochemicals Limited (ABL), based in Thane, India, for the manufacture of an enzyme-based product, Sebrite BB. Sebrite BB made use of IBS's proprietary B230 technology. It has applications for the improved bleachability of paper pulps, resulting in a lower consumption of bleaching chemicals such as chlorine. Pulp mills can benefit from a cost-effective reduction in bleaching chemicals and an improved environment in the disposal of effluent waters.

The production of Sebrite BB is a culmination of many years of development work by IBS to bring this technology to the paper industry.

IBS, along with Esvin Biosys International Ltd (EBIL), based in Chennai, India, began marketing Sebrite BB to regional paper mills in the last quarter of the financial year. Agenix Limited has a major shareholding in EBIL. The market potential for Sebrite BB remains promising. Mills trials confirm that the product can achieve the reduction of bleaching chemicals observed in the laboratory. No commercial sales of Sebrite BB were made in the short period of product availability.

INDUSTRIAL BIOSYSTEMS (CONT'D)

IBS anticipates a turnaround in the commercialisation of its enzyme-based business in the coming year. The market for Sebrite BB in India and the Asian region remains strong. IBS will expand its business opportunities for enzyme-based products through the developing partnership with ABL. New products for the paper industry as well as other traditional users of industrial enzymes will be introduced to the Australian market.

JEMAKA (MOLECULAR BIOLOGY)

Jemaka Pty Ltd is 100% owned by Agenix. The prime asset of this company is a licence from Hoffman La Roche to manufacture an enzyme called Taq DNA Polymerase. Although the business is not a major contributor to the Group, the licence could be used by AGEN at a later stage. Hence, for the time being, the continuation of the business is considered appropriate. This is particularly so while a profit can be generated. It is also noted that the assets employed are relatively low (A$122,588) and the involvement of Agenix corporate resources is minimal.

During the year sales remained relatively flat. The royalty charged by Hoffman La Roche is based in US currency. The lower Australian dollar, and hence higher cost in local currency, was recovered through an increase in prices that was taken in March 2001. As a result of this price increase the profit before tax for the year was up 30%, from $88,924 in 1999/00 to $115,051 in 2000/01. The return on assets was 94%.

PHYTOPROTEIN BIOTECH

PhytoProtein Biotech, established to develop and operate "next-generation" plant cell expression systems for the manufacture of recombinant biopharmaceuticals, has made significant progress in the past six months.

Previously operating out of the Department of Biological Sciences, National University of Singapore, PhytoProtein Biotech has now moved into its new Development and Production facility in the Singapore Science Park II. Operations in this fully equipped 1000 square-foot facility commenced in August 2001. This facility will be used initially for the production of recombinant proteins for evaluation purposes and will expand to house the commercial production of proteins in the future.

PhytoProtein now has two full-time Scientific Officers on its staff and one student on industrial attachment from the National University of Singapore. A third full-time Scientific Officer is expected in mid-September. These scientists are trained in various aspects of molecular biology, protein chemistry and plant cell culture.

On the scientific side, PhytoProtein has successfully established transgenic plant cell lines expressing our first two antigens for potential use as a diagnostic and/or animal vaccine. We are in the process of scale-up and purification of these two antigens for evaluation. Animal vaccine trials with these two antigens are scheduled for end-October 2001.

PhytoProtein is also establishing transgenic cell lines expressing six additional antigens for use in diagnostic tests. The recombinant antigens are expected to be ready for evaluation in February 2002.

PhytoProtein has also approached the Economic Development Board of Singapore for support. Application for a Research Incentive Scheme for Companies (RISC) grant is under review.

CORPORATE PROFILE

Agenix Limited (ASX: AGX) is a listed Australian-based company. It manufactures human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN and Milton Australia. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology Thromboview™ blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the US$3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

Financial Highlights
Years Ended 30 June

	1999 ($'000)	**2000 ($'000)**	**2001 ($'000)**
Revenue	18,894	27,227	29,407
growth		*44%*	*8%*
Profit Before Tax	1,074	382	3,836
growth		*-64%*	*904%*
percent of revenue	*5.7%*	*1.4%*	*13.0%*
Profit After Tax	1,074	3,434	4,172
growth		*220%*	*21%*
percent of revenue	*5.7%*	*12.6%*	*14.2%*
Earnings Before Interest and Tax	1,419	949	4,287
growth		*-33%*	*352%*
percent of revenue	*7.5%*	*3.5%*	*14.6%*
Earnings Before Interest, Tax, Depreciation and Amortisation	2,197	2,409	5,866
growth		*10%*	*144%*
percent of revenue	*11.6%*	*8.8%*	*19.9%*
Research & Development Costs	2,225	1,599	2,409
growth		*-28%*	*51%*
percent of revenue	*11.8%*	*5.9%*	*8.2%*
Net Tangible Assets	10,752	14,306	23,691
NTA per share (cents)	9.4	12.1	15.4
Shareholder Funds	15,422	21,650	34,385
Profit Before Tax/Shareholder Funds	7.0%	1.8%	11.2%
Earnings Per Share - undiluted (cents)	0.98	2.96	3.12
growth		*202%*	*5.4%*
Earnings Per Share - diluted (cents)	0.94	2.67	3.12
growth		*184%*	*16.9%*

Footnotes:

1. The revenue growth in 1999/2000 was primarily due to the merging of Biotech Pharmaceuticals with Willie Laboratories.
2. The major uplift in profit after tax in 2000 was primarily due to tax effect income tax losses that previously has not been brought to account.
3. The substantial increase in profit after tax in 2001 was primarily due to the increase in earnings in AGEN.
4. Earnings per share calculations are as defined for the ASX listing rules.

Agenix Limited
ABN 58 009 213 754
AND CONTROLLED ENTITIES

FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2001

Agenix Limited
ABN 58 009 213 754
AND CONTROLLED ENTITIES

TABLE OF CONTENTS

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2001.

DIRECTORS

The names and details of the directors of the Company in office during the year and until the date of this report are:

MR RAVINDRAN GOVINDAN LLB

Executive Chairman. Appointed 13 June 2000.

A lawyer by training, Mr Govindan has more than 25 years of experience as an investor and businessman in Australia and the Asia Pacific Region. Mr Govindan presently heads the Asia Pacific Region for Latona Associates Inc, a New York based private investment and financial advisory firm. Mr Govindan was also the former President of Fisher Scientific group of companies for the Asia Pacific Region.

MR F F WONG (WONG FONG FUI) B Eng(Chem)

Non-executive Director. Appointed 11 August 2000.

Mr Wong is the Group Managing Director of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Mr Wong retains his shareholding in various engineering and construction companies, which he co-founded in the 1970s and also has interest in companies involved in food manufacturing and retailing, airlines, telecommunications and information technology.

MR MARK CARNEGIE

Non-executive Director. Appointed 17 November 2000.

Mr Carnegie is a principal of private investment bank and private equity firm Carnegie, Wylie & Company and Chairman of the Singleton Group Limited.

He previously worked for Hudson Conway Limited in London and for James D Wolfensohn, Inc in New York. He is a Director of Neverfail Springwater Limited, Carnegie Foundation Limited, Manboom Pty Limited, Macquarie Radio Network Pty Limited, Business Commerce Australia Pty Limited, DSL Group Pty Ltd, EasyCall International, EasyCall Asia Limited, Lonely Planet Publications Pty Limited and SciCapital Pty Limited.

Mr Carnegie holds a Masters degree in Jurisprudence from Oxford University and a Bachelor of Science (Hons) from Melbourne University.

KATHERINE WOODTHORPE PhD FAICD

Non-executive Director. Appointed 21 Jun 2001.

Dr Woodthorpe, who has a PhD in chemistry, is a Fellow of the Australian Institute of Company Directors and sits on several boards, including those of Micromedical Industries, Australian Business Foundation Limited and Insearch Limited. Dr Woodthorpe is an independent consultant specialising in assisting technology companies to improve business performance and commercialisation of their products.

MR JAMES G HENDERSON B Com FCA

Non-executive Director resigned 13 September 2001.

HON PETER MCC DOWDING LLB

Non-Executive Director resigned 23 November 2000.

MR ROMAN ZWOLENSKI B Sc FAICD

Executive Director resigned 11 August 2000.

MR SALIBA SASSINE B Ec(Hons)PhD

Non-Executive Director resigned 11 August 2000.

MR MICHAEL W ATKINS B Com FCA

Alternate Director for M J G Henderson resigned 27 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutriceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the financial year.

OPERATING RESULTS

The consolidated operating profit of the economic entity, after income tax and eliminating outside equity interests, for the financial year ended on 30 June 2001 $4,172,063 (2000: $3,434,116).

DIVIDENDS PAID OR PROPOSED

No dividend has been paid or is proposed by the company in relation to the year ended 30 June 2001 (2000: $Nil).

REVIEW OF OPERATIONS, LIKELY DEVELOPMENTS AND EXPECTED RESULTS

A review of operations of the economic entity during the period, the results of those operations, the change in the state of affairs and the likely development in the operations of the economic entity are set out in the Executive Chairman and CEO Statement. Other than as referred to in this report, further information in likely developments in the operations of the economic entity would, in the opinion of the directors, be speculative and may hinder the economic entity in the achievement of its commercial objectives.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the Company were:

	Ordinary Shares	Options Expiry 20/07/2007
Ravindran Govindan	3,950,000	300,000
Mark Carnegie	-	75,000
Katherine Woodthorpe	-	75,000
FF Wong	2,500,000	-

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs in the economic entity during financial year.

SIGNIFICANT EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances other than as reported in note 29 that have arisen since the end of the year which significantly affected or may significantly affect the operations of the economic entity, the results of those operations, or the state of affairs of the economic entity in subsequent financial years.

SHARE OPTIONS

At the end of the year, there were 8,300,000 unlisted options, exercisable at 40 cents and expiring on 30 November 2001; 9,000,000 unlisted options issued during the period exercisable at 55 cents and expiring on 30 January 2003; and 250,000 unlisted options exercisable at 40 cents and expiring on 30 November 2004.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

- The remuneration structure of executive officers, including the executive directors, seeks to emphasise payment for results by providing various rewards schemes, including incentive payments on the achievement of sales and profit targets.
- The objective of the reward schemes is to reinforce both the short and long term goals of the company and to provide a common interest between management and shareholders.

DIRECTORS - PARENT ENTITY

The emoluments of each director of the parent entity are set out below:

	Annual Emoluments					Termination Payment	Long Term Emoluments Super-annuation	Total $
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees			
M Carnegie	-	12,082	-	-	-	-	967	13,049
P McC Dowding	-	7,959	-	-	-	-	637	8,596
R Govindan	-	50,000	-	-	-	-	4,000	54,000
J G Henderson		20,000	-	-	-	-	1,600	21,600
S Sassine	-	2,877	-	-	-	-	230	3,107
K Woodthorpe	-	-	-	-	-	-	-	Nil
FF Wong	-	17,795	-	-	-	-	1,423	19,218
R Zwolenski	33,872	1,918	-	3,737	-	58,150	50,153	147,830

DIRECTORS - ECONOMIC ENTITY

The emoluments of each director of the economic entity who is not a director of the parent entity are set out below:

	Annual Emoluments					Long Term Emoluments	Total
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees	Super-annuation	$
G Bird	106,254		15,000	13,000		10,100	144,354
J Carter	87,500		21,656			8,750	117,906
M Davey		18,519			11,300	1,481	31,300
P Eisenberg					2,969		2,969
C Hadley							Nil

EXECUTIVE OFFICERS - ECONOMIC ENTITY

The emoluments of each of the five most highly remunerated executive officers of the economic entity, other than executive directors of the economic entity, are set out below:

	Annual Emoluments					Long Term Emoluments	Total
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees	Super-annuation	$
R Richards	106,220		9,314	3,034		28,424	146,992
G Bird	106,254		15,000	13,000		10,100	144,354
M Gerometta	95,612		8,855			14,337	118,804
J Carter	87,500		21,656			8,750	117,906
I Bennett	94,191			13,000		7,488	114,679

DIRECTORS' MEETINGS

During the year, nine directors' meetings were held.

The number of meetings in which directors were in attendance is as follows:

	Directors' Meetings	
	No. of Meetings Held While in Office	Meetings Attended
R Govindan	9	9
J G Henderson	9	8
FF Wong	8	6
M Carnegie	7	5
K Woodthorpe	Nil	N.A.
P McC Dowding	3	3
S Sassine	1	1
R Zwolenski	1	1

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors of the economic entity against a liability incurred in their role as directors of the economic entity, except where:

(a) The liability arises out of conduct involving a willful breach of duty; or
(b) There has been a contravention of Sections 232(5) or (6) of the Corporations Law.

The total amount of insurance contract premiums paid for Directors' and Officers' Liability and Company Reimbursement cover was $39,756. This amount has not been included as part of directors' remuneration in Note 5.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Agenix Ltd support and have adhered to the principles of Corporate Governance.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The economic entity will always maintain appropriate environmental standards.

SIGNED in accordance with a resolution of the directors.

Ravindran Govindan
EXECUTIVE CHAIRMAN

24 September, 2001

Hall Chadwick
Chartered Accountants & Business Advisers

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF AGENIX LIMITED

SCOPE

We have audited the financial report of Agenix Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to the financial statements for the year ended 30 June 2001. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Agenix Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Hall Chadwick

HALL CHADWICK
Chartered Accountants

PETER TORRE
Partner

DATED at PERTH this 24th day of September 2001

The directors of the company declare that:

1. The financial statements and notes, of the economic and parent entity.

   (a) Comply with Accounting Standards and the Corporations Act 2001; and

   (b) Give a true and fair view of the financial position as at 30 June 2001 and performance for the year ended on that date of the company and economic entity;

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The company and its wholly owned subsidiaries, except for Milton Pharmaceuticals Pty Ltd, have entered into a deed of indemnity under which the company and its subsidiaries guarantee the debts of each other.

At the date of this declaration, there are reasonable grounds to believe that the companies which are party to this deed of indemnity will be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors.

Ravindran Govindan
EXECUTIVE CHAIRMAN

24 September, 2001

	NOTES	ECONOMIC ENTITY		PARENT ENTITY	
		2001	2000	2001	2000
		$	$	$	$
Sales revenue	2	28,905,660	26,158,907	-	-
Cost of sales	3	(13,128,561)	(13,186,934)	-	-
Gross profit		15,777,099	12,971,973	-	-
Other revenue from ordinary activities	2	500,894	1,068,580	2,875,256	68,959
Depreciation and amortisation expenses	3	(1,578,813)	(1,459,954)	(16,684)	(19,135)
Borrowing costs expense	3	(451,490)	(567,148)	(88,723)	(148,293)
Other expenses from ordinary activities		(10,411,803)	(11,631,370)	(1,661,450)	(2,658,944)
Profit from ordinary activities before income tax expense	3	3,835,887	382,081	1,108,399	(2,757,413)
Income tax (expense)/benefit relating to ordinary activities	4	364,709	4,541,747	109,334	68,958
Net profit		4,200,596	4,923,828	1,217,733	(2,688,455)
Less: Net profit attributable to outside equity interests	1(a)	(28,533)	(1,489,712)	-	-
Net profit attributable to members of the parent entity		4,172,063	3,434,116	1,217,733	(2,688,455)

The accompanying notes form part of these financial statements.

	NOTES	ECONOMIC ENTITY 2001 $	ECONOMIC ENTITY 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
CURRENT ASSETS					
Cash	9	3,499,910	476,484	2,765,773	171,235
Receivables	10	8,268,878	4,830,974	42,926	558,792
Inventories	11	4,259,259	4,450,034	-	-
Other Financial Assets	12	942,213	1,216,757	877,946	1,152,492
Deferred Tax Assets	16	255,316	355,783	112,708	4,657
Other	17	182,697	141,324	22,707	35,166
TOTAL CURRENT ASSETS		17,408,273	11,471,356	3,822,060	1,922,342
NON-CURRENT ASSETS					
Receivables	10	-	-	13,362,804	2,718,911
Other Financial Assets	12	877,422	329,811	21,476,234	21,404,749
Property, Plant and Equipment	14	8,655,020	9,184,532	70,435	68,890
Intangibles	15	10,693,808	7,343,920	-	-
Deferred Tax Assets	16	5,481,791	4,792,872	-	74,295
Other	17	921,851	341	-	-
TOTAL NON-CURRENT ASSETS		26,629,892	21,651,476	34,909,473	24,266,845
TOTAL ASSETS		44,038,165	33,122,832	38,731,533	26,189,187
CURRENT LIABILITIES					
Payables	18	3,811,971	3,614,252	360,182	200,908
Interest-Bearing Liabilities	19	968,578	1,813,231	-	750,000
Provisions	20	593,020	553,849	2,446	6,473
Deferred Tax Liabilities	21	-	580,545	-	9,994
TOTAL CURRENT LIABILITIES		5,373,569	6,561,877	362,628	967,375
NON-CURRENT LIABILITIES					
Payables	18	-	280,555	-	-
Interest-Bearing Liabilities	19	3,550,694	4,264,793	13,129,420	11,841,930
Provisions	20	432,714	365,644	228	1,797
Deferred Tax Liabilities	21	296,216	-	5,899	-
TOTAL NON-CURRENT LIABILITIES		4,279,624	4,910,992	13,135,547	11,843,727
TOTAL LIABILITIES		9,653,193	11,472,869	13,498,175	12,811,102
NET ASSETS		34,384,972	21,649,963	25,233,358	13,378,085

The accompanying notes form part of these financial statements.

	NOTES	ECONOMIC ENTITY 2001 $	ECONOMIC ENTITY 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
EQUITY					
Contributed Equity	22	36,364,920	25,727,380	36,364,920	25,727,380
Accumulated Losses	23	(1,979,948)	(6,152,011)	(11,131,562)	(12,349,295)
Parent Entity Interest		34,384,972	19,575,369	25,233,358	13,378,085
Outside Equity Interest	24	-	2,074,594	-	-
TOTAL EQUITY		34,384,972	21,649,963	25,233,358	13,378,085

The accompanying notes form part of these financial statements.

	Notes	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Cash Flows From Operating Activities					
Receipts from customers		26,489,212	24,141,974	-	-
Payments to suppliers and employees		(22,900,919)	(22,852,111)	(1,164,927)	(1,139,335)
Interest received		109,000	80,477	113,122	66,477
Borrowing costs		(451,490)	(438,829)	(88,723)	(81,061)
Income tax paid		(1,342,848)	(17,810)	-	-
Net Cash Provided By/(Used In) Operating Activities	8(a)	1,902,955	913,701	(1,140,528)	(1,153,919)
Cash Flows From Investing Activities					
Loans from/(to) controlled entity		-	-	(3,501,465)	4,159,681
Proceeds from sale of property, plant & equipment		43,048	10,874	-	2,395
Proceeds from sale of investments		-	1,348,777	-	1,357,243
Proceeds from government grants		-	59,512	-	-
Purchase of property, plant and equipment		(534,960)	(969,330)	(20,512)	(15,350)
Purchase of investments		(551,718)	(2,429,476)	(4,100)	(2,429,476)
Purchase of controlled interest net of cash acquired		-	(315,903)	-	-
Purchase of additional interest in controlled entity net of cash acquired		-	(208,889)	-	-
Purchase of other non-current assets		(4,162,358)	(1,331,542)	-	-
Net Cash Provided By/(Used In) Investing Activities		(5,205,988)	(3,835,977)	(3,526,077)	3,074,493
Cash Flows From Financing Activities					
Proceeds from issue of shares		8,011,143	2,616,135	8,011,143	762,579
Share buyback		-	(42,914)	-	(42,914)
Proceeds from borrowings		450,000	16,910,000	450,000	15,910,000
Repayment of borrowings		(2,060,519)	(20,137,340)	(1,200,000)	(18,960,000)
Proceeds from termination of R&D syndicate		-	67,274	-	-
Dividend paid		-	(570,265)	-	(570,265)
Net Cash Provided By/(Used In) Financing Activities		6,400,624	(1,157,110)	7,261,143	(2,900,600)
Net increase/(decrease) in cash held		3,097,591	(4,079,386)	2,594,538	(980,026)
Cash at 1 July 2000		182,423	4,261,809	171,235	1,151,261
Cash at 30 June 2001	9	3,280,014	182,423	2,765,773	171,235

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the economic entity of Agenix Limited and controlled entities, and Agenix Limited as an individual parent entity. Agenix Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

A controlled entity is any entity controlled by Agenix Limited. Control exists where Agenix Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Agenix Limited to achieve the objectives of Agenix Limited. A list of controlled entities is contained in Note 13 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report. The amount shown for the year ended 30 June 2001 represents the outside equity interest in the results of Milton Pharmaceuticals Pty Ltd up until the date it became a wholly owned subsidiary of Agenix Ltd

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned to individual items of stock mainly on the basis of first in, first out method.

(d) **Property, Plant and Equipment**

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation.

Property

Freehold land and buildings are measured on the cost basis.

The carrying amount of freehold land and buildings is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Plant and Equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

CLASS OF FIXED ASSET	DEPRECIATION RATE
Buildings	2%
Leasehold improvements	4–10%
Plant and equipment	5–33%
Leased plant and equipment	15%

(e) **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(f) **Investments**

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) **Research and Development Expenditure**

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

(h) **Intangibles**

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Brandnames, Licenses and Registrations

Brandnames are measured on the cost basis and licenses and registrations are measured on a fair value basis and are amortised over the period of 20 years in which their benefits are expected to be realised.

(i) **Foreign Currency Transactions and Balances**

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit from ordinary activities when the exchange rates change. Any material gain or loss arising at the time of entering into hedge transactions is deferred and brought to account in the profit from ordinary activities over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the profit from ordinary activities when the exchange rate changes.

(j) **Employee Entitlements**

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) **Provision for Warranties**

Provision is made in respect of the economic entity's estimated liability on all products and services under warranty at balance date. The provision is based on the economic entity's history of warranty claims.

(l) **Cash**

For the purpose of the statement of cash flows, cash includes:

- cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- investments in money market instruments with less than 14 days to maturity.

(m) **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(n) **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$

2. REVENUE

Operating Activities				
Sales revenue	28,905,660	26,158,907	-	-
Interest received from controlled entity	-	-	50,000	-
Interest received from other corporations	109,156	122,963	66,323	64,155
Grants & development funding received	-	59,513	-	-
Management fee received - controlled entity	-	-	2,732,610	-
Rent received - other parties	-	36,000	-	-
Other revenue	348,691	218,068	26,323	2,409
Total operating revenue	29,363,507	26,595,451	2,875,256	66,564
Non-operating activities:				
Proceeds on disposal of non-current assets	43,047	632,036	-	2,395
Total revenue	29,406,554	27,227,487	2,875,256	68,959

3. PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax has been determined after:

(a) EXPENSES				
Cost of sales	13,128,561	13,186,934	-	-
Borrowings costs:				
- other persons	451,490	567,148	88,723	148,293
Total borrowing costs	451,490	567,148	88,723	148,293
Depreciation of non-current assets				
- buildings	119,171	109,340	-	-
- plant and equipment	601,705	527,884	16,684	19,135
- leased plant and equipment	196,266	161,412	-	-
Total depreciation	917,142	798,636	16,684	19,135
Amortisation of non-current assets:				
- leasehold improvements	218,270	213,429	-	-
- goodwill on consolidation	9,197	-	-	-
- patents and trademarks	434,204	447,888	-	-
Total amortisation	661,671	661,317	-	-

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
3. PROFIT FROM ORDINARY ACTIVITIES (CONT'D)				
Write-down of investments to recoverable amount	278,644	-	278,644	-
Foreign currency translation losses	430,733	131,364	-	-
Bad and doubtful debts: - trade debtors	5,905	2,847	-	-
Rental expense on operating leases - minimum lease payments	94,816	133,253	-	-
Research and development costs	2,409,681	1,598,732	-	-
Less: Deferred amount	(921,510)	-	-	-
Net research and development costs	1,488,171	1,598,732	-	-
Write down of inventories to net realisable value	713,262	547,292	-	-
Profit on sale of shares	-	(363,510)	-	(363,510)
Provision for diminution non recovery of amounts due from controlled entities	-	-	-	1,015,957
Provision for diminution in value of investments	-	500,833	-	687,218
Write off investments in other corporations	-	201,991	-	201,991
Write down of physical assets	-	200,227	-	-
(b) REVENUE AND NET GAINS				
Foreign currency translation gains	45,500	57,089	-	-
(c) SIGNIFICANT REVENUES AND EXPENSES				
The following significant revenue and expense items are relevant in explaining the financial performance:				
Goodwill written off	-	1,754,459	-	-
Management fee received - controlled entity	-	-	2,732,610	-

4. INCOME TAX EXPENSE

	ECONOMIC ENTITY		PARENT ENTITY	
	2001 $	2000 $	2001 $	2000 $
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 34% (2000: 36%)	1,304,202	137,549	376,856	(992,669)
Add:				
Tax effect of:				
Non-deductible write off of goodwill	-	704,322	-	-
Other non-allowable items (net)	68,733	590,631	7,728	849,703
Adjustment to future income tax benefit and provision for deferred income tax for change in company tax rate from 34% to 30%	792,103	-	14,240	-
Less:				
Other allowable items	(586,254)	-	-	-
Recoupment of prior years tax losses not previously brought to account	(535,427)	(825,594)	(508,158)	-
Abnormal tax item:				
Future income tax benefits brought to account	(1,408,066)	(5,148,655)	-	74,008
Income tax expense/(benefit) attributable to operating profit/(loss) before income tax	(364,709)	(4,541,747)	(109,334)	(68,958)

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	**2000**	**2001**	**2000**
	$	**$**	**$**	**$**
5. REMUNERATION AND RETIREMENT BENEFITS				
(a) DIRECTORS' REMUNERATION				
Income paid or payable to all directors of each entity in the economic entity by the entities of which they are directors and any related parties.	446,023	656,133		
Income paid or payable to all directors of the parent entity by the parent entity and any related parties			267,400	504,834
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:			**Number**	**Number**
$0 - $9,999			4	2
$10,000 - $19,999			2	2
$20,000 - $29,999			1	1
$50,000 - $59,999			1	1
$130,000 - $139,999			-	1
$140,000 - $149,999			1	-
$250,000 - $259,999			-	1

The names of parent entity directors who have held office during the financial year are:

R Govindan
FF Wong
M Carnegie
K Woodthorpe
J Henderson (resigned 13 September, 2001)
M Atkins (resigned 27 June, 2001)
P McC Dowding (resigned 23 November, 2000)
R Zwolenski (resigned 11 August, 2000)
S Sassine (resigned 11 August, 2000)

In accordance with Accounting Standard AASB 1017, any person required to be a director of a wholly-owned controlled entity in order to discharge his or her duties as an executive officer of the parent entity is excluded from the determination of directors' remuneration.

	ECONOMIC ENTITY		PARENT ENTITY	
	2001 $	2000 $	2001 $	2000 $
5. REMUNERATION AND RETIREMENT BENEFITS (CONT'D)				
(b) EXECUTIVE REMUNERATION				
Remuneration received or due and receivable by executive officers of the economic entity, from entities in the economic entity and any related entities for management of the affairs of the economic entity, whose remuneration is $100,000 or more.	1,013,868	826,232	-	-
Remuneration received or due and receivable by executive officer of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries whose income is $100,000 or more.			117,906	-
The number of executives whose income was within the following bands				
$100,000 - $109,000	1	3	-	-
$110,000 - $119,000	4	-	1	-
$130,000 - $139,000	-	2	-	-
$140,000 - $149,000	3	-	-	-
$250,000 - $259,000	-	1	-	-
6. AUDITOR'S REMUNERATION				
Remuneration of the auditor of the parent entity for:				
- Auditing or reviewing the financial report	83,882	73,636	27,000	20,698
- Other services	27,500	60,106	2,000	60,106
	111,382	133,742	29,000	80,804

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$

7. EARNING PER SHARE

Basic earnings per share [cents per share]	3.12	2.96
Diluted earnings per share [cents per share]	3.12	2.67
(a) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	133,678,704	115,926,573

(b) Classification of securities

Diluted earnings per share is calculated after classifying all options on issue and all ownership based remuneration scheme shares remaining uncovered at 30 June 2001 as potential ordinary shares.

8. CASH FLOW INFORMATION

(a) Reconciliation of cash flows from operations with profit from ordinary activities after income tax

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Profit/(loss) from ordinary activities after income tax	4,172,063	4,923,828	1,217,733	(2,688,455)
Cash flows excluded from profit from ordinary activities attributable to operating activities				
Loss/(profit) on termination of R&D syndicate	-	(70,927)	-	-
Non-cash flows in profit from ordinary activities				
Amortisation & depreciation	1,578,813	1,459,953	16,684	19,135
Increase/(decrease) in provisions	106,240	43,544	(5,596)	1,590,006
Revaluation of physical assets	-	123,293	-	
Intercompany charges	-	-	(2,750,025)	-
Write-off of goodwill	-	1,754,459	-	-
Write off of carrying value of investments	278,644	1,172,670	278,644	201,991
Movement in deferred taxes payable	(356,156)	(5,076,182)	(37,851)	(68,958)
Movement in income taxes payable	(516,625)	516,625	-	-
Losses/(profits) on sale of property, plant and equipment	11,308	8,249	2,283	-
Losses/(profits) on sale of investments	-	(391,351)	-	(363,510)
Decrease/(increase) in receivables	(3,437,904)	(2,121,606)	(34,133)	2,322
Decrease/(increase) in prepayments	(41,366)	101,130	12,459	1,783
Decrease/(increase) in inventories	190,774	(1,525,650)	-	-
Increase/(decrease) in trade creditors and accruals	(82,836)	(4,334)	159,274	151,767
Cash flows from/(used in) operations	1,902,955	913,701	(1,140,528)	(1,153,919)

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
8. CASH FLOW INFORMATION (CONT'D)				
(b) NON-CASH FINANCING AND INVESTING ACTIVITIES				
(i) Aggregate fair value of plant and equipment acquired by means of finance leases which amount was not reflected in the statements of cash flows	125,993	760,829	-	-

(ii) On 28 February 2001, 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired via a share issue. A total of 5,892,483 shares were issued at 45 cents each amounting to $2,651,617.

(c) CREDIT STANDBY ARRANGEMENTS WITH BANKS	ECONOMIC ENTITY 2001 $	ECONOMIC ENTITY 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Credit facility	5,836,429	8,100,000	1,850,000	3,850,000
Amount utilized	3,951,325	5,000,000	-	750,000
	1,885,104	3,100,000	1,850,000	3,100,000

The major facilities are summarised as follows:

BANKING OVERDRAFTS:
A subsidiary has a bank overdraft facility available to the extent of $250,000 (2000: $250,000) and a payroll guarantee of $5,000 (2000: $5,000). As at 30 June 2001, the bank balance was overdrawn by $219,896 (2000: $294,061).

Bank overdraft facilities are arranged with an Australian bank with the general terms and conditions being set and agreed annually.

FINANCING FACILITIES:
Firmly committed financing facilities of $3,731,429 (2000: $4,250,000) were available to a subsidiary at the end of the financial year. As at 30 June 2001 $3,731,429 (2000: $4,220,000) of these facilities was in use.

COMMERCIAL BILL FACILITY:
The parent entity has a commercial bill facility of $1,850,000 (2000: $3,850,000) from an Australian bank. As at 30 June 2001, $Nil (2000: $750,000) of this facility was in use.

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$

9. CASH

Cash at bank	505,015	324,803	132,559	171,235
Deposits at call	2,933,214	90,000	2,633,214	-
Fixed term deposit	61,681	61,681	-	-
	3,499,910	476,484	2,765,773	171,235

Reconciliation of cash
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the balance sheet as follows:

Cash	3,499,910	476,484	2,765,773	171,235
Bank overdrafts	(219,896)	(294,061)	-	-
	3,280,014	182,423	2,765,773	171,235

10. RECEIVABLES

CURRENT				
Trade debtors	7,401,954	4,510,806	-	-
Provision for doubtful debts	(96,000)	(90,095)	-	-
	7,305,954	4,420,711	-	-
Other amounts receivable from controlled entity	-	-	-	550,000
Sundry debtors	128,148	410,263	42,926	8,792
Other - amount receivable from ATO	834,776	-	-	-
	8,268,878	4,830,974	42,926	558,792
NON-CURRENT				
Amounts receivable from controlled entities	-	-	19,147,444	8,503,551
Provision for non-recovery	-	-	(5,784,640)	(5,784,640)
	-	-	13,362,804	2,718,911
Foreign currency receivables not effectively hedged:				
Japanese Yen	*6,078,823*	*37,964*	-	-
US Dollars	*1,942,186*	-	-	-

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
11. INVENTORIES				
CURRENT				
Raw materials at cost	1,883,434	2,196,222	-	-
Provision for diminution	(111,163)	(109,501)	-	-
Raw materials at lower of cost and net realisable value	1,772,271	2,086,721	-	-
Work in progress at cost	1,207,064	1,249,163	-	-
Provision for diminution	(63,829)	(170,371)	-	-
Work in progress at lower of cost and net realisable value	1,143,235	1,078,792	-	-
Finished goods at cost	1,558,043	1,546,428	-	-
Provision for diminution	(214,290)	(261,907)	-	-
Finished goods at lower of cost and net realisable value	1,343,753	1,284,521	-	-
Total inventories at cost	4,648,541	4,991,813	-	-
Total provision for diminution	(389,282)	(541,779)	-	-
Total inventories at lower of cost and net realisable value	4,259,259	4,450,034	-	-

12. OTHER FINANCIAL ASSETS

	NOTE	ECONOMIC ENTITY 2001 $	ECONOMIC ENTITY 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
CURRENT					
Shares in listed corporations at cost		2,116,501	2,112,401	1,156,590	1,152,492
Provision for diminution		(1,174,288)	(895,644)	(278,644)	-
		942,213	1,216,757	877,946	1,152,492
NON-CURRENT					
Shares in controlled entities at cost	13(a)	-	-	26,845,995	26,845,995
Provision for diminution		-	-	(5,369,761)	(5,441,246)
		-	-	21,476,234	21,404,749
Shares in listed corporations at cost		3,404,839	3,404,839	-	-
Provision for diminution		(3,075,418)	(3,075,418)	-	-
		329,421	329,421	-	-
Shares in other corporations at cost		548,001	390	-	-
		877,422	329,811	21,476,234	21,404,749
Aggregate market value of listed investments		990,722	1,627,616	857,885	1,212,490

The directors considered that there was no additional permanent diminution in the carrying value of the listed investments during the year and consequently no further provision for write downs was necessary.

13. CONTROLLED ENTITIES

	Investment in Ordinary Shares at Cost 2001 $	Investment in Ordinary Shares at Cost 2000 $	Percentage Owned (%) 2001 $	Percentage Owned (%) 2000 $
(a) Investment in controlled entities:				
Parent Entity:				
Agenix Limited	-	-	-	-
Controlled entities of Agenix Limited:				
Agen Limited	11,810,000	11,810,000	100%	100%
Agen Biomedical Limited	-	-	100%	100%
Agen International Limited	-	-	100%	100%
Agen Inc	-	-	100%	100%
Biotech International Investments Ltd	4,849,795	4,849,795	100%	100%
Milton Pharmaceuticals Pty Ltd	-	-	100%	62.73%
Biotech Pharmaceuticals Pty Ltd	-	-	100%	62.73%
Wille Labs Generics Pty Ltd	-	-	100%	62.73%
Milton Australia Pty Ltd	-	-	100%	62.73%
Biotech Pharmaceuticals Australia Pty Ltd	-	-	100%	62.73%
Industrial Biosystems Pty Ltd	6	6	100%	100%
ACE R&D No. 1 Pty Ltd	-	-	100%	-
Biopulp Research & Development Pty Ltd	2	2	100%	100%
Resource & Industry Limited	10,186,192	10,186,192	100%	100%
HCL Nominees Pty Ltd	-	-	100%	100%
Jemaka Pty Ltd	-	-	100%	100%
Westar Capital Limited	-	-	100%	100%
	26,845,995	26,845,995		

All the controlled entities were incorporated in Australia except Agen Inc. which was incorporated in the USA.

(b) On 22 September 2001 1.96% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired by Agenix Limited participating in a rights issue.

(c) On 28 February 2001 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired by Biotech International Investments Ltd via a share issue by Agenix Limited (refer note 8(b)).

(d) On 29 June 2001, ACE R&D No. 1 Pty Ltd was acquired for $2 by Industrial Biosystems Pty Ltd.

(e) Pursuant to class order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited except for Milton Pharmaceuticals Pty Ltd and Agen Inc. from the Corporations Law requirement for preparation, audit and publication of accounts.

Agenix Limited and the controlled entities subject to the Class order have entered into a Deed of Indemnity. The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Milton Pharmaceuticals Pty Ltd and Agen Inc. are not subject to the Deed of Indemnity.

The Closed Group includes all the controlled entities in the group as they are all 100% owned. Therefore, the results of the Closed Group are also the results of the Consolidated Group.

The following are the aggregate totals, for each category, relieved under the deed.

13. CONTROLLED ENTITIES (CONT'D)

Financial information in relation to:

	PARTIES TO DEED OF INDEMNITY 2001	PARTIES TO DEED OF INDEMNITY 2000
(i) *Statement of financial performance*		
Profit from ordinary activities before income tax	3,579,066	23,662
Income tax (expense)/benefit relating to ordinary activities	168,952	1,121,971
Profit from ordinary activities after income tax expense	3,748,018	1,145,633
Total changes in equity other than those resulting from transactions with owners as owners	3,748,018	1,145,633
(ii) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(6,698,060)	(7,843,693)
Profit from ordinary activities after income tax expense	3,748,018	1,145,633
Dividends provided for or paid	-	-
Accumulated losses at the end of the financial year	(2,950,042)	(6,698,060)
(iii) Statement of Financial Position		
Current Assets		
Cash assets	3,499,410	475,984
Receivables	6,637,271	4,023,906
Inventories	2,316,641	2,136,999
Other financial assets	942,213	1,216,757
Deferred tax assets	255,316	355,783
Other	138,160	73,490
Total Current Assets	13,789,011	8,282,919
Non Current Assets		
Receivables	608,559	-
Property, plant & equipment	5,612,657	5,839,951
Intangible assets	5,432,392	5,732,189
Other financial assets	8,474,126	2,329,754
Deferred tax assets	1,866,258	1,350,032
Other	921,851	341
Total Non-Current Assets	22,915,843	15,252,267
Total Assets	36,704,854	23,535,186

13. CONTROLLED ENTITIES (CONT'D)

(iii) Statement of Financial Position (Cont'd)

	PARTIES TO DEED OF INDEMNITY 2001	PARTIES TO DEED OF INDEMNITY 2000
Current Liabilities		
Payables	2,038,089	1,910,460
Interest bearing liabilities	108,979	874,607
Provisions	377,983	334,568
Deferred tax liabilities	-	557,481
Total Current Liabilities	2,525,051	3,677,116
Non-Current Liabilities		
Payables	-	280,555
Interest - bearing liabilities	135,800	284,484
Provisions	332,909	263,711
Deferred tax liabilities	296,216	-
Total Non-Current Liabilities	764,925	828,750
Total Liabilities	3,289,976	4,505,866
Net Assets	33,414,878	19,029,320
Equity		
Contributed equity	36,364,920	25,727,380
Accumulated losses	(2,950,042)	(6,698,060)
	33,414,878	19,029,320

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
14. Property Plant & Equipment				
Land, Buildings and Leasehold Improvements				
Freehold land at cost	928,091	928,091	-	-
Total land	928,091	928,091	-	-
Buildings at cost	1,940,721	1,902,702	-	-
Accumulated depreciation	(339,776)	(257,407)	-	-
	1,600,945	1,645,295	-	-
Buildings at deemed cost	920,000	920,000	-	-
Accumulated depreciation	(409,171)	(372,370)	-	-
	510,829	547,630	-	-
Total land and buildings – owned	3,039,865	3,121,016	-	-
Leasehold improvements at cost	2,953,387	2,882,846	-	-
Accumulated depreciation	(2,733,913)	(2,515,643)	-	-
	219,474	367,203	-	-
At deemed cost	2,492,276	2,492,276	-	-
Total leasehold improvements	2,711,750	2,859,479	-	-
Total land and building	5,751,615	5,980,495	-	-

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
14. PROPERTY, PLANT & EQUIPMENT (CONT'D)				
PLANT & EQUIPMENT				
At cost	6,662,419	6,187,372	97,022	81,384
Accumulated depreciation	(4,712,739)	(4,187,264)	(62,072)	(51,916)
	1,949,680	2,000,108	34,950	29,468
At deemed cost	76,934	76,934	-	-
Total plant and equipment	2,026,614	2,077,042	34,950	29,468
FURNITURE AND FITTINGS				
At cost	694,820	574,925	50,292	49,376
Accumulated depreciation	(375,494)	(300,989)	(14,807)	(9,954)
Total furniture and fittings	319,326	273,936	35,485	39,422
MOTOR VEHICLES				
At cost	9,883	9,883	-	-
Accumulated depreciation	(3,947)	(2,224)	-	-
Total motor vehicles	5,936	7,659	-	-
LEASED PLANT AND EQUIPMENT				
At cost	893,091	1,151,020	-	-
Accumulated depreciation	(385,347)	(305,620)	-	-
Total leased plant and equipment	507,744	845,400	-	-
CAPITAL WORKS IN PROGRESS				
At cost	43,785	-	-	-
Total property, plant & equipment at cost	14,126,197	13,636,839	147,314	130,760
Accumulated depreciation	(8,551,216)	(7,569,147)	(76,879)	(61,870)
	5,574,981	6,067,692	70,435	68,890
At deemed cost	3,489,210	3,489,210	-	-
Accumulated depreciation	(409,171)	(372,370)	-	-
	3,080,039	3,116,840	-	-
Total property, plant and equipment	8,655,020	9,184,532	70,435	68,890

14. PROPERTY, PLANT & EQUIPMENT (CONT'D)

(a) MOVEMENTS IN THE CARRYING AMOUNTS

Movements in the carrying amounts for each class of property, plant & equipment between the beginning and the end of the current financial year.

	FREEHOLD LAND	BUILDINGS	LEASEHOLD IMPROVEMENTS	PLANT & EQUIPMENT	FURNITURE & FITTINGS	LEASED PLANT & EQUIPMENT	MOTOR VEHICLES	CAPITAL WORKS IN PROGRESS	TOTAL
Economic Entity									
Balance at the beginning of year	928,091	2,192,925	2,859,479	2,077,042	273,936	845,400	7,659	-	9,184,532
Additions	-	38,020	70,541	327,727	119,896	55,392	-	43,785	655,361
Disposals	-	-	-	(4,236)	-	(45,225)	-	-	(49,461)
Transfers	-	-	-	151,557	-	(151,557)	-	-	-
Depreciation Expenses	-	(119,171)	(218,270)	(525,476)	(74,506)	(196,266)	(1,723)	-	(1,135,412)
Carrying amount at the end year	928,091	2,111,774	2,711,750	2,026,614	319,326	507,744	5,936	43,785	8,655,020
Parent Entity									
Balance at the beginning of year	-	-	-	29,468	39,422	-	-	-	68,890
Additions	-	-	-	19,597	916	-	-	-	20,513
Disposals	-	-	-	(2,284)	-	-	-	-	(2,284)
Transfers	-	-	-	-	-	-	-	-	-
Depreciation Expenses	-	-	-	(11,831)	(4,853)	-	-	-	(16,684)
Carrying amount at the end of year	-	-	-	34,950	35,485	-	-	-	70,435

14. PROPERTY, PLANT & EQUIPMENT (CONT'D)

Valuation of land and buildings:
The basis of valuations of land and buildings is fair market value based on existing use. The following valuations have been carried out:

(i) Land at 1602 Beaudesert Road Acacia Ridge QLD was independently valued at $210,000 in July 1999 (book value $170,996). The valuation, which has not been recognised, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.
(ii) Land and Buildings at 11 Durbell St Acacia Ridge QLD were independently valued at $1,200,000 in July 1999 (book value $871,247). The valuation, which has not been recognised, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.
(iii) In July 1998 the directors valued leasehold improvements owned by Agen Ltd at the date of acquisition at book value plus revaluation increment of $2,492,276.
(iv) In July 2000 the directors valued the improvements to the laboratories at Belmont, WA at zero (book value $200,227).
(v) On 9 May 2000, Brian Hall valued company's freehold land and buildings at Carole Park, QLD at $1,915,000 (book value $1,697,506). The directors believe no adjustment is required to the value carried in the books.

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
15. INTANGIBLE ASSETS				
Brand names at cost	9,236,782	5,995,934	-	-
Accumulated amortisation	(617,555)	(263,745)	-	-
	8,619,227	5,732,189	-	-
Licenses and registrations at valuation	1,625,273	1,625,273	-	-
Accumulated amortisation	(93,298)	(13,542)	-	-
	1,531,975	1,611,731	-	-
Goodwill at cost	551,803	-	-	-
Accumulated amortisation	(9,197)	-	-	-
	542,606	-	-	-
Total intangibles	10,693,808	7,343,920	-	-

In May 2000 the directors valued licences and registrations held by Milton Pharmaceuticals Pty Ltd at between $1,250,000 and $2,000,000.

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
16. DEFERRED TAX ASSETS				
CURRENT				
Future income tax benefits	255,316	355,783	112,708	4,657
NON-CURRENT				
Future income tax benefits	5,481,791	4,792,872	-	74,295
(a) The future income tax benefit is made up of the following estimated tax benefits:				
Tax losses	4,178,879	3,353,922	-	-
Timing differences	1,558,228	1,794,733	112,708	78,952
	5,737,107	5,148,655	112,708	78,952
17. OTHER ASSETS				
CURRENT				
Prepayments	182,697	141,324	22,707	35,166
NON-CURRENT				
Research & development capitalised	921,510	-	-	-
Other	341	341	-	-
	921,851	341	-	-
18. PAYABLES				
CURRENT				
Trade creditors and accruals	3,811,971	3,614,252	360,182	200,908
NON-CURRENT				
Accruals	-	280,555	-	-
Current liabilities not effectively hedged:				
French franks	-	*36,319*	-	-
UK Pounds	*7,156*	*4,050*	-	-
US Dollars	*398,711*	*78,982*	-	-
Japanese Yen	*1,440,000*	-	-	-
Euro	*5,381*	-	-	-
Dem	*1,460*	-	-	-

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
19. INTEREST BEARING LIABILITIES				
CURRENT				
Commercial bills of exchange (secured)	-	750,000	-	750,000
Lease liability (secured)	182,968	250,599	-	-
Bank loans (secured)	565,714	518,571	-	-
Bank overdraft (secured)	219,896	294,061	-	-
	968,578	1,813,231	-	750,000
NON-CURRENT				
Lease liability (secured)	384,979	533,364	-	-
Bank loans secured (secured)	3,165,715	3,731,429	-	-
Wholly owned group controlled entities - (unsecured)	-	-	13,129,420	11,841,930
	3,550,694	4,264,793	13,129,420	11,841,930
Total secured liabilities	4,519,272	6,078,024	-	750,000

(a) The bank overdraft is secured by a mortgage over the assets and uncalled capital of Milton Pharmaceuticals Pty Ltd carrying the liability.

(b) The commercial bills of exchange are secured by mortgage debentures over all the assets and undertakings of each company in the economic entity excluding Milton Pharmaceuticals Pty Ltd as well as first mortgages over certain freehold properties owned by certain controlled entities.

(c) Lease liabilities are secured by charges over the leased assets to which they refer.

(d) The bank loans are secured by a mortgage over the assets and uncalled capital of Milton Pharmaceuticals Pty Ltd carrying the liability.

(e) The Milton Pharmaceutical Pty Ltd convenants within the bank borrowings requires the gearing ratio not to exceed 1.25:1.

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
20. PROVISIONS				
CURRENT				
Employee entitlements	502,543	469,390	2,446	6,473
Warranties	90,477	84,459	-	-
	593,020	553,849	2,446	6,473
NON-CURRENT				
Employee entitlements	432,714	365,644	228	1,797
Total employee entitlements	935,257	835,034	2,674	8,270
21. DEFERRED TAX LIABILITIES				
CURRENT				
Current income tax	-	516,625	-	-
Deferred income tax	-	63,920	-	9,994
	-	580,545	-	9,994
NON-CURRENT				
Deferred tax liability	296,216	-	5,899	-
22. CONTRIBUTED EQUITY				
153,682,440 (2000: 117,861,285) full paid ordinary shares	36,364,920	25,727,380	36,364,920	25,727,380

22. CONTRIBUTED EQUITY (CONT'D)

	SHARES	$
(a) ORDINARY SHARES		
At the beginning of the reporting period	117,861,285	25,727,380
Options exercised during the year	20,928,672	4,185,738
Transaction costs relating to options	-	(132,868)
Shares issued during the year		
- 9,000,000 on 21 February 2001	9,000,000	4,050,000
- 2,800,000 on 31 May 2001	2,800,000	1,260,000
- 2,392,387 on 14 June 2001	2,392,387	1,076,574
- 700,096 on 22 June 2001	700,096	315,043
Transaction costs relating to share issued	-	(116,947)
	153,682,440	36,364,920

On 21 February 2001, the company issued 9,000,000 shares at 45 cents each to raise capital.

On 31 May 2001, 14 June 2001, 22 June 2001 a total of 5,892,483 shares at 45 cents each was issued to acquire 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd.

	30/01/2000 20c Options	30/11/2001 40c Options	30/01/2003 55c Options	24/11/2004 40c Options
(b) SHARE OPTIONS				
At the beginning of the financial year	20,982,672	8,300,000	-	250,000
- lapsed during the year	-	-	-	-
- exercised during the year and converted to shares	(20,982,672)	-	-	-
- issued during the year	-	-	9,000,000	-
At the end of the financial year	-	8,300,000	9,000,000	250,000

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
23. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(6,152,011)	(9,586,127)	(12,349,295)	(9,660,840)
Net profit/(loss) attributable to the members of the parent entity	4,172,063	3,434,116	1,217,733	(2,688,455)
Accumulated losses at the end of the financial year	(1,979,948)	(6,152,011)	(11,131,562)	(12,349,295)
24. OUTSIDE EQUITY INTEREST IN CONTROLLED ENTITIES				
Outside equity interest comprises:				
Share capital	-	2,713,202		
Reserves	-	873,029		
Current borrowings	-	550,000		
Non-current borrowings	-	8,553		
Accumulated losses	-	(2,070,190)		
	-	2,074,594		
25. CAPITAL AND LEASING COMMITMENTS				
(a) FINANCE LEASE COMMITMENTS				
Payable				
- no longer than 1 year	271,065	279,515	-	-
- longer than 1 year but not longer than 2 years	301,673	264,643	-	-
- longer than 2 years but not longer than 5 years	74,312	351,978	-	-
Minimum lease payments	647,050	896,136	-	-
Less: Future finance charges	(79,103)	(112,173)	-	-
Total lease liability	567,947	783,963	-	-
The liability has been shown in the balance sheet as:				
Current liability	182,968	250,599	-	-
Non-current liability	384,979	533,364	-	-
	567,947	783,963	-	-

	ECONOMIC ENTITY		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
25. CAPITAL AND LEASING COMMITMENTS (CONT'D)				
(b) OPERATING LEASE COMMITMENTS Non-cancellable operating leases contracted for but not capitalised in the accounts Payable:				
- not longer than 1 year	150,316	234,791	-	32,839
- longer than 1 year but not longer than 2 years	75,390	214,578	-	34,481
- longer than 2 years but not longer than 5 years	30,384	117,434	-	69,961
	256,090	566,803	-	137,281

(c) OTHER COMMITMENTS
According to the terms of the agreement with Phytoprotein Biotech Pte Ltd and subject to certain conditions, the parent entity is commited to advance by way of an interest bearing loan, Sing $250,000 to Phytoprotein Biotech Pte Ltd. This commitment expires 28 December 2001.

26. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystalise and consequently no provisions are included in the accounts in respect of these matters.

In respect of controlled entities:

(a) The Biopulp Syndicate previously the subject of Note 31 in the year 2000 accounts, was terminated 29 June 2001 in accordance with the 2000 ruling by the ATO. There were no effects on the result of the group.

(b) An action has been brought in the Supreme Court of Western Australia (CIV 1719 of 1996) of Geneva Finance Ltd (Receiver & Manager appointed) against a controlled entity and Mr Russell John Hawkins, a former director of the controlled entity, for repayment of $300,000 that represented funds withdrawn from a deposit account with Geneva Finance Ltd in July 1990. The Directors believe, on the basis of information available and legal opinion, that the claim is misconceived, unsupported by the evidence and has no prospect of success. The controlled entity has denied liability for the amount claimed and will vigorously defend the action.

The controlled entity has agreed to indemnify Mr Hawkins against any cost or liability arising from his former role as a director of Geneva Finance Ltd, Geneva Securities Ltd or First Western Group Ltd arising from the action.

(c) An action has been brought in the Supreme Court of Western Australia (CIV 1876 of 1996) by Geneva Finance Ltd (Receiver and Manager appointed) against Mr Russell J Hawkins, a former director of a controlled entity, in his capacity as a director of First Western Group Ltd. A controlled entity has agreed to indemnify Mr Hawkins in respect of legal costs incurred by Mr Hawkins in defending the action where judgement is given in his favour.

27. STATEMENT OF OPERATIONS BY SEGMENTS

	2001 $	2000 $
(i) Medical diagnostics		
- sales to customers outside the economic entity	16,804,800	14,523,158
- segment result	5,434,554	3,023,307
- segment asset	13,036,316	11,548,456
(ii) Pharmaceuticals		
- sales to customers outside the economic entity	11,709,087	11,238,020
- segment result	266,018	358,419
- segment asset	15,525,367	11,958,825
(iii) Molecular biology		
- sales to customers outside the economic entity	391,773	397,729
- segment result	115,051	88,924
- segment asset	122,588	124,231
(iv) Research & Development		
- sales to customers outside the economic entity	-	-
- segment result	-	(544,164)
- segment asset	581,105	807,158
Total sales to customers outside the economic entity, all segments	28,905,660	26,158,907
Unallocated revenue	500,894	1,068,579
Economic entity total revenue	29,406,554	27,227,486
Total results, all segments	5,815,623	2,926,486
Unallocated expenses	(1,979,736)	(2,544,405)
Economic entity operating profit/(loss)	3,835,887	382,081
Total assets, all segments	29,265,676	24,438,670
Unallocated assets	14,772,489	8,684,160
Economic entity assets	44,038,165	33,122,830

The above industry segments derive revenue from the following products and operations:

(i) Medical diagnostics
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) Pharmaceuticals
Manufacture and sale of pharmaceutical products.

(iii) Molecular biology
Manufacture and sale of biomedical products.

All operations are conducted within Australia.

28. SUPERANNUATION COMMITMENTS

All employees are entitled immediately upon joining employer companies within the economic entity to superannuation benefits and death and permanent and total disablement insurance benefits.

Superannuation contributions of 8% of employee wages and salaries are legally enforceable in Australia. The commitment to contribute exists only as long as the employment of these persons continues.

The superannuation funds to which the economic entity contributes are accumulation funds and benefits are paid in accordance with employee balances in the funds. At balance date, the assets of the funds were sufficient to satisfy all benefits that would have vested under the plans in the event of termination of the plans, and voluntary or compulsory termination of each employee.

29. EVENTS SUBSEQUENT TO REPORTING DATE

(a) Appointment of GTH Capital, the issue of 500,000 shares on execution of the Agreement.

(b) The group is in the process of changing bankers. The move was initiated by the company which was successful in negotiating an increase in the size of facility to $7,280,000 by entering into a similar security arrangement to that previously operative. Contracts are in Agenix's possession and will be exercised once they have been signed by both parties.

(c) Prior to year end shareholders approved the introduction of an Employee Option Plan. The first tranche of 4,531,000 options, exercisable at 33 cents, were issued to employees in July, 2001. These options expire on 20 July 2007. Unless under special circumstances, these options only vest to the employee upon completion of a further 2 years of employment.

(d) Biotech Pharmaceuticals Pty Ltd entered into a sale and leaseback arrangement over 2,050 square meters of warehouse space. The initial terms of the lease is 10 years with an option for a further 5 years. In August 2001 the Board of Agenix Limited authorised the company to enter into a guarantee agreement with the lessor Graystone Developments Pty Ltd.

30. RELATED PARTY TRANSACTIONS/ INTERESTS

(a) Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated. During the financial year, the economic entity received advisory services from Transocean Securities for an amount of $31,330 (2000 $Nil).

	2001	2000
(b) SHARE TRANSACTIONS OF DIRECTORS		
Directors' interest in the capital of the parent entity		
Ordinary fully paid shares	6,450,000	4,131,417
30/11/2000 options over ordinary shares	-	660,667
30/11/2001 options over ordinary shares	-	7,400,000

(c) Agenix Limited is the parent entity of the economic entity.

31. INTEREST IN BUSINESS UNDERTAKINGS

BIOPULP RESEARCH AND DEVELOPMENT SYNDICATE

On 30 June 1992, Agenix Limited and controlled entities Industrial Biosystems Pty Limited (IBS), Biopulp Research and Development Pty Limited and Biotech International Investments Limited entered into agreements to jointly develop and commercialise certain core technology made available by IBS to the joint venture. The syndicate was terminated on 29 June 2001 in accordance with the prescribed mechanism as contemplated in the original agreements in 1992. There have been no adverse financial effects on any group entity as a result of termination of the Syndicate.

32. FINANCIAL INSTRUMENTS

(a) Financial Instruments

(i) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the economic entity to hedge exposure to exchange risk associated with foreign currency transactions.

The derivative financial instruments used by the entity are not recognsied in the financial statements. Transactions for hedging purposes are undertaken without the use of collateral as only reputable institutions with sound financial positions are dealt with.

(ii) UNRECOGNISED FINANCIAL INSTRUMENTS

(a) *Forward Exchange Contracts*

The economic entity enters into forward exchange to buy and sell specified amounts of foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regard to forward exchange contracts is detailed in Note 1(i). At balance date, the details of outstanding forward exchange contract are:

	BUY AUSTRALIAN DOLLARS SELL UNITED STATES DOLLARS		AVERAGE EXCHANGE RATE	
	2001	**2000**	**2001**	**2000**
Settlement				
0 - 6 months	-	4,233,929	-	0.5857
6 – 12 months	-	3,465,887	-	0.5713

As these contracts are hedging anticipated future sales, any unrealised gains and losses on the contracts have been deferred and will be recognised in the measurement of the underlying transaction. Foreign exchange gains/(losses) are disclosed in note 3.

(b) *Interest Rate Risk*

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted interest rates on classes of financial assets and financial liabilities is as follows:

32. FINANCIAL INSTRUMENTS (CONT'D)

	Floating Interest Rate		Within One Year		1 to 5 years		Non Interest Bearing		Total	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
(i) FINANCIAL ASSETS										
Cash and deposits	3,436,611	413,691	61,681	61,681	-	-	1,618	1,113	3,499,910	476,485
Receivables	-	-	-	-	-	-	8,268,878	4,830,974	8,268,878	4,830,974
Investments	-	-	-	-	-	-	1,819,635	1,958,802	1,819,635	1,958,802
R&D syndicate	-	-	-	-	-	-	-	-	-	-
Total financial assets	3,436,611	413,691	61,681	61,681	-	-	10,090,131	6,790,889	13,588,423	7,226,261
Weighed average interest rate	5.79%	5.10%	4.73%	5.75%						
(ii) FINANCIAL LIABILITIES										
Bills of exchange and promissory notes	-	-		750,000	-	-	-	-	-	750,000
Bank interest & loans	3,951,325	4,544,061	-	-	-	-	-	-	3,951,325	4,544,061
Trade and sundry creditors		-	-	-	-	-	3,811,971	3,894,807	3,811,971	3,894,807
Lease liabilities		-	182,968	250,599	384,979	533,364	-	-	567,947	783,963
Total financial liabilities	3,951,325	4,544,061	182,968	1,000,599	384,979	533,364	3,811,971	3,894,807	8,331,243	9,972,831
Weighted average interest rate	7.03%	5.45%	7.78%	8.02%	8.25%	8.97%				

32. FINANCIAL INSTRUMENTS (CONT'D)

(c) *Credit Risk*

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets in the carrying amount, net of any provisions for doubtful debts of those assets as disclosed in the statement of financial position notes to the financial statements. Credit risk for derivative financial instruments arises from the potential failure by counterparties to the contract to meet their obligations. The credit risk exposure to forward exchange contracts is the net fair value of these contracts as disclosed in (d). The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

(d) *Net Fair Value*

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For unlisted investments where there is not an organised financial market the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. For other assets and liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity. Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date approximated their carrying value.

(e) Terms, conditions and accounting policies for financial assets and liabilities not stated elsewhere in the notes to the financial statements.

Trade Debtors

Trade debtors are carried at nominal amounts due less any provisions for doubtful debts. A provision for doubtful debt is recognised when collection of the full nominal amount is no longer probable.

Trade Creditors and Accruals

Liabilities are recognised for amounts to be paid in the future for goods and services received whether or not billed to the economic entity.

ADDITIONAL INFORMATION

The following additional information is required by the Australian Stock Exchange and was the status on 20 September 2001.

SHAREHOLDING

(a) Distribution of ordinary shareholders and option holders:

Category (Size of Holding)	Number of Ordinary Shareholders	Number of Option Holders 40 Cents Expiry 30/11/2001	Number of Option Holders 55 Cents Expiry 30/01/2003	Number of Option Holders 40 Cents Expiry 24/11/2004	Number of Employee Option Holders 33 Cents Expiry 20/07/2007
1 - 1,000	179	-	-	-	-
1,001 - 5,000	1,667	-	-	-	2
5,001 - 10,000	1,184	-	-	-	108
10,000 - 100,000	1,588	-	-	-	29
100,001 and over	166	5	2	1	6
Options on issue		8,300,000	9,000,000	250,000	4,531,000

(b) The ordinary share capital of Agenix Limited as at 20 September 2001 comprises 154,182,440 fully paid shares.

(c) The number of shareholders holding less than marketable parcels is 403.

(d) 20 largest shareholders – fully paid ordinary shares.

SHAREHOLDER	NUMBER OF ORDINARY SHARES	% OF ISSUED ORDINARY SHARES
1. National Nominees Limited	12,062,563	7.82
2. Mr Richard Tan	7,046,132	4.57
3. Mr Frederick John Lauritz	5,600,000	3.63
4. Perpetual Trustee Company Limited	4,054,240	2.63
5. Asiaeagle International Ltd	3,950,000	2.56
6. C M Abbott Pty Ltd	2,700,000	1.75
7. Deutsche Morgan Grenfell & Partners Nominees Pte Ltd	2,410,000	1.56
8. Corcarr Nominees Pty Ltd	2,240,000	1.45
9. ANZ Nominees Limited	1,830,464	1.19
10. Hemisphere Trustees Limited	1,521,000	0.99
11. F H Nominees Pty Ltd	1,410,998	0.92
12. Heanda Pty Limited	1,381,516	0.90
13. Westpac Custodian Nominees Limited	1,215,960	0.79
14. Crocards Pty Ltd	1,150,000	0.75
15. Jenell Nominees Pty Ltd	1,123,118	0.73
16. Tarooba Nominees Pty Ltd	1,100,000	0.71
17. Fitel Nominees Limited	1,066,243	0.69
18. W H Management Services Pty Ltd	1,000,000	0.65
19. Mr Colin Sim	935,000	0.61
20. Lorenson Pty Ltd	924,000	0.59
	54,721,234	35.49

(e) National Nominees Limited was the only substantial shareholder with 12,062,563 fully paid ordinary shares (ie 7.82%) in the Agenix Limited register as at 20 September 2001.

(f) Voting Rights
No restrictions. On a show of hands every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(g) Stock Exchange Listing
Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

(h) Directors' Interest in Equity
The interests of each Director in the share capital of Agenix Limited as disclosed by the register of Director's shareholdings.

NAME	BENEFICIALLY HELD		NON BENEFICIALLY HELD
	Ordinary Shares	**Options 33 Cents Expiry 20/07/2007**	**Ordinary Shares**
R Govindan	-	300,000	3,950,000
M Carnegie	-	75,000	-
K Woodthorpe	-	75,000	-
FF Wong	2,500,000	-	-

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Agenix Limited is responsible for the corporate governance of the economic entity. The board guides and monitors the business affairs of Agenix Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. In considering the issue of corporate governance the board is cognisant of the fact that the Board consists presently of only four members.

COMPOSITION OF THE BOARD

The composition of the Board is determined in accordance with the following principles and guidelines:
The Board should comprise directors with an appropriate range of qualifications and expertise: and
The Board shall meet as frequently as deemed necessary and follow meeting guidelines to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

The Directors in office as at the date of this statement are:

NAME	POSITION
Ravindran Govindan	Executive Chairman
Mark Carnegie	Non-executive Director
Katherine Woodthorpe	Non-executive Director
Wong Fong Fui	Non-executive Director

COMMITTEES

The remuneration and terms and conditions for the Chief Executive Officer and other Senior Executives are reviewed and approved by a remuneration committee comprising the Executive Chairman and a Non-executive Director of the economic entity.

The Board has not established additional committees because it considered that the size of the Board renders this impractical and the full Board considers in detail all of the matters for which Directors are responsible, including recommendations of the remuneration committee. Although there is no Audit Committee, formal meetings are held at which the findings of the half year review and year end audit conducted by the external auditor are tabled for review and consideration. Any significant matters are addressed at this time.

BOARD RESPONSIBILITIES

As the Board acts on behalf of shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders as well as regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

MONITORING OF THE BOARD'S PERFORMANCE AND COMMUNICATION TO SHAREHOLDERS.

In order to ensure the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Executive Chairman.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- Announcements made to the Australian Stock Exchange Limited, under continuous disclosure requirements of the listing rules;
- Shareholder newsletters;
- Postings to the company's internet web site www.agenix.net;
- The Annual Report which is distributed to all shareholders;

- The half-yearly Report circulated to the Australian Stock Exchange Limited and the Australian Securities Investment Commission; and
- The annual general meeting and other meetings called to obtain approval of Board action as appropriate.

Director Resignation

Tue 18 Sep 2001

Agenix Limited announces the resignation of Mr James Henderson as a Director of the Company with effect from 13 September 2001.

Mr Ravindran Govindan thanked Mr Henderson for his contribution to the Company during the term of his directorship.

The Board of Agenix is now comprised of Mr Ravindran Govindan, Mr F F Wong, Mr Mark Carnegie and Dr Katherine Woodthorpe.

J Carter
CFO & COMPANY SECRETARY

02 FEB 12 AM 8:32

Media Release - Net Profit up 22% to $4.2M/Revenue of $29M

Tue 4 Sep 2001

Biotechnology company Agenix Limited [ASX:AGX] today announced a 22% increase in annual net profit to $4.2 million for the year to the end of June 2001.

Revenue from ordinary activities rose 8% to $29.4 million.

Total assets were $44 million, up 33%, and total liabilities were $9.7 million, down 16%. Total equity was 58% higher at $34.4 million. Cash at the end of the year was $3.5 million, up $3.0 million. Profit before tax increased from $0.4 million to $3.8 million. Earnings per share increased from 2.96 cents to 3.12 cents, up 5.4%. On a diluted basis EPS increased from 2.67 cents to 3.12 cents, up 17%.

AGEN's revenue from diagnostic products was $16.8 million for the year, up 16%, and a record for the company, and profits before tax increased 80% to $5.4 million. Milton Pharmaceuticals' sales were 4% higher, at $11.7 million.

"This result confirms that Agenix is an Australian biotechnology company with strong, growing earnings and considerable blue sky," said Agenix Limited CEO Don Home.

"The year saw considerable progress on our traditional business coupled with some excellent acquisitions and exciting headway in development of Thromboview(TM), our high-technology blood clot radioimaging product. We are continuing our search for a therapeutic compound to complement our growing portfolio in the thrombosis market. Milton was acquired to provide a growth engine for our pharmaceuticals division. We have every reason to look to the future with enthusiasm."

"2001 will be Classified as a turning point for Agenix as we focused our efforts on growing profits from our existing businesses and strategically investing, providing the base from which we will enter a new phase of growth."

Summary of operations:

* AGEN: Achieved strong sales in traditional diagnostic markets and made good progress with development of Thromboview(TM), the blood clot radioimaging antibody reagent, with the successful humanization of AGEN's 3B6 antibody to remove the possibility of anti-mouse reactions in human patients. Phase 1 human trials are due to commence in 2002.

* MILTON PHARMACEUTICALS: Now encompasses Milton Australia Pty Ltd and Biotech Pharmaceuticals Pty Ltd and is 100% owned by Agenix Limited. The Milton brand name was acquired from Procter & Gamble Australia in March 2001. The Milton name is widely known and respected and, with new promotional activity, the anti-bacterial range achieved good performance in both sales and profits. Brand extensions are expected to generate substantial additional revenue. Additionally, in May 2001, the licence was acquired to sell Australian Bodycare products in Australia, New Zealand and South East Asia.

* INDUSTRIAL BIOSYSTEMS: IBS anticipates commercialisation of its enzyme-based business in the coming year. The market for major product Sebrite remains strong in India and the Asia region. IBS will expand its business opportunities for enzyme-based products through the developing partnership with Indian company Advanced Biochemicals Limited.

For more information:

Don Home, CEO Agenix Limited 07 3370 6396
Jeff Carter, CFO Agenix Limited 02 8875 7898

www.agenix.net

02 FEB 12 AM 8:43

OPERATING PROFIT RESULT

The Board of Directors of Agenix Limited announces for the year ended 30 June 2001:

1. An operating profit from ordinary activities before tax of $3.8 million, which compares with the previous corresponding period of $0.4 million. The increase is $3.4 million over the prior period.

2. An operating profit after tax attributable to members of $4.2 million, which compares with the previous corresponding period of $3.4 million. The increase is $0.8 million or 21.5%.

3. An increase in the earnings per share from 2.96 cents to 3.12 cents (ie up 5.4%), and a substantial increase in the diluted earnings per share from 2.67 cents to 3.12 cents (ie up 16.9%).

GROUP REVENUE

Group revenue for the year was $29.4 million, compared to the prior year of $27.2 million. The increase was $2.2 million or 7.9%. Contributions by operations to group revenue were:

	2001	2000	INCREASE/(DECREASE)	
	$000	$000	$000	%
Diagnostic Products	16,805	14,523	2,282	15.7
Pharmaceuticals	11,709	11,238	471	4.2
Molecular Biology	392	398	(6)	(1.5)

AGEN sales of diagnostic products increased 15.7% to $16.8 million. This is a record sales level for AGEN. Second half sales of $10.7 million were up 24.2% on the corresponding prior period. The AGEN result confirms this operation as growth company with continued future upside.

APPENDIX 4B (Rule 4.13(b))
PRELIMINARY FINAL REPORT

Name of entity
Agenix Limited

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Financial Year ended ('current period')
009 213 754		X	30/06/2001

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	up	7.9% to	29,364
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up	21.8% to	4,181
Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	up	21.5% to	4,172
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain/loss of	-% to	-
Net profit (loss) for the period attributable to members (item 1.11)	up	21.5% to	4,172

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6)	-	-
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	-	-

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Milton Pharmaceuticals (formerly Lozenge) increased pharmaceuticals sales by 4.2% to $11.7 million. The growth in sales during the second half more than offset a 2.1% decline in sales in the first half of the year. Sales in the second half benefited from the acquisition in April 2001 of the Milton brand. Sales of Milton products have exceeded expectations and brand extensions are forecast to generate substantial additional revenue in the following 12 months.

SEGMENT PROFIT RESULT

AGEN's profit before tax increased 80% from $3.0 million to $5.4 million. The profit before tax margin increased from 20.4% to 31.9%.

Milton Pharmaceuticals profit before tax decreased from $0.4 million to $0.3 million. This decline is not expected to continue into the future and returns will substantially improve with the full year contribution of the Milton brand and its brand extensions. As previously reported, the group ownership has been consolidated and Agenix Limited is now the 100% owner of Milton Pharmaceuticals.

Jemaka (ie Molecular Biology) continued to contribute to the group profit. Profit before tax increased 31%. The profit before tax margin

increased from 19.8% to 27.3%.

J Carter
CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Revenues from ordinary activities	29,364	27,227
1.2	Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6)	(25,077)	(26,078)
1.3	Borrowing costs	(451)	(567)
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.5	Profit (loss) from ordinary activities before tax	3,836	382
1.6	Income tax on ordinary activities (see note 4)	(365)	(4,542)
1.7	Profit (loss) from ordinary activities after tax	4,201	4,924
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	Net profit (loss)	4,201	4,924
1.10	Net profit (loss) attributable to outside equity interests	29	1,490
1.11	Net profit (loss) for the period attributable to members	4,172	3,434

CONSOLIDATED RETAINED PROFITS

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.12	Retained profits (accumulated losses) at the beginning of the financial period	(6,152)	(9,586)
1.13	Net profit (loss) attributable to members (item 1.11)	4,172	3,434
1.14	Net transfers (to) and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	Retained profits (accumulated losses) at end of financial period	(1,980)	(6,152)

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

1.18 Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	4,210	4,924
1.19 Less (plus) outside equity interests	29	1,490
1.20 Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	4,181	3,434

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

1.21 Profit (loss) from ordinary activities after tax (item 1.7)	4,201	4,924
1.22 Less (plus) outside equity interests	29	1,490
1.23 Profit (loss) from ordinary activities after tax, attributable to members	4,172	3,434

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

	Current Period AUD000	Previous Corresponding Period AUD000
1.24 Details of revenue and expenses		
Sales revenue	28,797	26,158
Other revenue	458	946
Interest revenue	109	123
Total revenue	29,364	27,227
Cost of sales	13,129	13,187
Other expenses	10,431	11,631
Depreciation & amortisation of fixed assets	1,074	1,012
Amortisation of brand names	434	448
Borrowing costs	451	567
Amortisation of goodwill	9	-
Total expenses	25,528	26,845
Operating profit from ordinary activities before tax	3,836	382

INTANGIBLE AND EXTRAORDINARY ITEMS

Consolidated - current period

Before tax Related tax Related outside Amount (after

	tax	tax	outside equity interests	(after tax) attributable to members
	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	9	-	-	9
2.2 Amortisation of other intangibles	434	-	19	415
2.3 Total amortisation of intangibles	443	-	19	424
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS
(Preliminary final report only)

		Current year AUD000	Previous year AUD000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	310	593
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	3,862	2,841

CONSOLIDATED BALANCE SHEET

		At end of current period AUD000	As in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	3,500	476	3,351
4.2	Receivables	7,418	4,831	4,418
4.3	Investments	878	1,217	1,162
4.4	Inventories	4,259	4,450	5,281
4.5	Other (provide details if material)	1,289	497	918
4.6	Total current assets	17,344	11,471	15,130
	NON-CURRENT ASSETS			
4.7	Receivables	-	-	8
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	942	330	395
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.12	Development properties (mining entities)	-	-	-

4.13	Other property, plant and equipment (net)	8,655	9,186	8,933
4.14	Intangibles (net)	10,694	7,344	7,214
4.15	Other (principally FITB)	6,403	4,792	5,189
4.16	Total non-current assets	26,694	21,652	21,739
4.17	Total assets	44,038	33,123	36,869
	CURRENT LIABILITIES			
4.18	Payables	3,709	3,615	3,597
4.19	Interest bearing liabilities	969	1,813	420
4.20	Provisions	593	1,134	589
4.21	Other (provide details if material)	102	-	120
4.22	Total current liabilities	5,373	6,562	4,726
	NON-CURRENT LIABILITIES			
4.23	Payables	-	281	-
4.24	Interest bearing liabilities	3,551	4,264	5,598
4.25	Provisions	433	366	478
4.26	Other (provide details if material)	296	-	15
4.27	Total non-current liabilities	4,280	4,911	6,091
4.28	TOTAL LIABILITIES	9,653	11,473	10,817
4.29	NET ASSETS	34,385	21,650	26,052
	EQUITY			
4.30	Capital/contributed equity	36,365	25,727	29,777
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(1,980)	(6,152)	(5,842)
4.33	Equity attributable to members of the parent entity	34,385	19,575	23,935
4.34	Outside equity interests in controlled entities	-	2,075	2,117
4.35	Total equity	34,385	21,650	26,052
4.36	Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-

		Current period AUD000	Previous corresponding period AUD000
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet (item 4.11)	-	-

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS

		Current period AUD000	Previous corresponding period AUD000
	CASH FLOWS RELATED TO OPERATING ACTIVITIES		
7.1	Receipts from customers	26,489	24,142
7.2	Payments to suppliers and employees	(22,963)	(22,852)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	109	80

7.6	Interest and other costs of finance paid	(451)	(438)
7.7	Income taxes paid	(1,343)	(18)
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	1,841	914
	CASH FLOWS RELATED TO INVESTING ACTIVITIES		
7.10	Payment for purchases of property, plant and equipment	(473)	(969)
7.11	Proceeds from sale of property, plant and equipment	43	11
7.12	Payment for purchases of equity investments	(522)	(2,429)
7.13	Proceeds from sale of equity investments	-	1,348
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (principally payments for Brand Names)	(3,244)	(1,273)
	Payment for purchase of controlled entity	-	(525)
	Purchase of other non-current assets	(917)	-
7.17	Net investing cash flows	(5,143)	(3,837)
	CASH FLOWS RELATED TO FINANCING ACTIVITIES		
7.18	Proceeds from issues of securities (shares, options, etc.)	8,011	2,616
7.19	Proceeds from borrowings	450	16,910
7.20	Repayment of borrowings	(2,061)	(20,137)
7.21	Dividends paid	-	(570)
7.22	Other (provide details if material)	-	24
7.23	Net Financing Cash Flows	6,400	(1,157)
7.24	NET INCREASE (DECREASE) IN CASH HELD	3,098	(4,080)
7.25	Cash at beginning of period (see Reconciliation of cash)	182	4,262
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	Cash at end of period (see Reconciliation of cash)	3,280	182

NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount

comparative amount.

	CURRENT PERIOD $A,000	PREVIOUS CORRES PERIOD $A,000
Acquisition of plant and equipment by means of finance leases	-	761
Shares issued for acquisition of monority interests	2,652	-

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000
8.1 Cash on hand and at bank	505	325
8.2 Deposits at call	2,933	90
8.3 Bank overdraft	(220)	(295)
8.4 Other (provide details)	62	62
8.5 Total cash at end of period (item 7.27)	3,280	182

RATIOS	Current period	Previous corresponding period
PROFIT BEFORE TAX / REVENUE 9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	13.1 %	1.4 %
PROFIT AFTER TAX / EQUITY INTERESTS 9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	12.1 %	17.5 %

EARNINGS PER SECURITY (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with AASB 1027: Earnings per Share		
(a) Basic EPS	3.12	2.96
(b) Diluted EPS (if materially different from (a))	3.12	2.67
(c) Weighted average number of		

ordinary shares outstanding during the period used in the calculation of the Basic EPS	133,678,704	115,926,573

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	15.4	12.1

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

	Current period AUD000	Previous corresponding period AUD000
12.1 Interest revenue included in determining item 1.5	109	80
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	(921)	(1,332)
12.5 Depreciation and amortisation (excluding amortisation of intangibles)	(1,074)	(1,012)
12.6 Other specific relevant items not shown in item 1.24 (see note 15)	-	-

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities)	-
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	$ -
13.3 Date from which such profit has been calculated	-
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) -

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control $ -

14.3 Date to which the profit (loss) in item 14.2 has been calculated -

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $ -

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS
Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Refer to Attachment

SEGMENTS
Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)Comparative data for segment
Unallocated assets)assets should be as at the end of
Total assets (equal to item 4.17))the previous corresponding period.

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or

security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) N/A

15.3 If it is a final dividend, has it been declared (Preliminary final report only) N/A

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 36% tax	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend: Current year	- c	- c	- c
15.5 Previous year	- c	- c	- c
(Half yearly and preliminary final reports)			
15.6 Interim dividend: Current year	- c	- c	- c
15.7 Previous year	- c	- c	- c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	- c	- c
15.9 Preference securities	N/A c	N/A c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	-	-
15.11 Preference securities	N/A	N/A
15.12 Other equity instruments	N/A	N/A
15.13 Total	0	0

The dividend or distribution plans shown below are in operation.

There are no dividend or distribution plans in operation.

The last date(s) for receipt of election notices for the dividend or distribution plans -

Any other disclosures in relation to dividends (distributions)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUD000	Previous corresponding period AUD000
16.1 Profit (loss) from ordinary activities before income tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after income tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Outside equity interests	-	-
16.7 Net profit (loss) attributable to members	-	-

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
-	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests				
Esvin Biosys International Ltd	47	47	-	-

Phytoprotein Biotech Pte Ltd	31	-	-	-
-	-	-	-	-
17.4 Total	-	-	-	-

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
18.1 Preference securities (description)	-	-	-	-
18.2 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	153,682,440	153,682,440	20	Fully paid
18.4 Changes during current period				
(a) Increases through issues	35,821,155	35,821,155	20	Fully paid
(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 Convertible debt securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
30/11/2001 unlisted options	8,300,000	Unlisted	40	30/11/2001
30/01/2003 unlisted options	9,000,000	Unlisted	55	30/01/2003
30/11/2004 unlisted				

options	250,000	Unlisted	40	30/11/2004
18.8 Issued during current period				
30/11/2003 unlised options	9,000,000	Unlisted	55	30/01/2003
18.9 Exercised during current period				
30/11/2000 listed options	20,928,672	Listed	20	-
18.10 Expired during current period	-	-	-	-
18.11 Debentures (totals only)	-	-		
18.12 Unsecured notes (totals only)	-	-		

COMMENTS BY DIRECTORS
Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION
If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

The acquisition of the Milton brand from Procter & Gamble Australia announced in February 2001 did not have a material impact on the current year results. However, it is expected to potentially have a material impact on future results.

The acquisition of all the minority interests in Milton Pharmaceuticals (formerly Lozenge - the holding company of Biotech Pharmaceuticals).

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

On 22 August the company announced the issue of 4,531,000 unlisted options @ 33 cents under the Employee Option Plan which was approved by shareholders at the Extraordinary General Meeting on 08/06/2001.

Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year

-

Changes in accounting policies since the last annual report are disclosed as follows.

None

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties.	N/A
19.2 A statement of the fees and commissions payable to the management company or responsible entity.	N/A
Identify:	
initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Brisbane
Date	21/11/2001
Time	10.00 am
Approximate date the annual report will be available	22/10/2001

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used
-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

x	The accounts have been audited.	The accounts have been subject to review.

The accounts are in the process of being audited or subject to review.	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. (Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity does not have a formally constituted audit committee.

REPORT FOR INDUSTRY SEGMENTS

CURRENT PERIOD ($,000)

	MEDIAL DIAGNOSTICS	PHARMA-CEUTICALS	MOLECULAR BIOLOGY	B230 R & D	TOTAL
Operating revenue	17,066	11,767	422	14	29,269
Unallocated revenue					95
Total operating revenue					29,364
Sales to outside customers	16,805	11,709	392	-	28,906
Unallocated revenue					458
Total revenue					29,364
Segment operating profit/(loss) before tax	5,435	266	115	-	5,816
Unallocated expenses before tax					-1,980
Consolidated operating profit/(loss) before tax					3,836
Segment assets	13,037	15,525	123	581	29,266
Unallocated assets					14,772
Total assets					44,038

02 FEB 12 AM 8:43

Employee Option Plan

Wed 22 Aug 2001

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Agenix Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Employee Options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	4,531,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Exercise price $0.33 Expiry 20/07/2007
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	No. They rank equally only after exercise for fully paid ordinary shares and do not participate in any dividends.

If the additional securities

do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — $nil

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Issued under the Employee Option Plan approved at the Extraordinary General Meeting held 08/06/2001

7. Dates of entering securities into uncertified holdings or despatch of certificates — 21/08/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
154,182,440	Fully Paid Ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
250,000	Options 40c 24/11/2004
6,300,000	Options 40c 30/11/2001
2,000,000	Options 40c 30/11/2001
9,000,000	Options 55c 31/01/2003
4,531,000	Options 33c 20/07/2007

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Options do not rank for dividends unless exercised

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Carter
COMPANY SECRETARY
22/08/2001

Appendix 3B-Payment for advisory services

Document date: Thu 02 Aug 2001 **Released time:** Thu 02 Aug 2001 15:11:54
Document No: 141734 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AGENIX LIMITED 2001-08-02 ASX-SIGNA

HOMEX - Brisbane

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Agenix Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	500,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully Paid
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — $0.30

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — In lieu of payment for advisory services

7. Dates of entering securities into uncertified holdings or despatch of certificates — 01/08/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
153,832,440	Fully Paid Ordinary Shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	OPTIONS
250,000	40c 24/11/04
6,300,000	40c 30/11/01
2,000,000	40c 30/11/01
9,000,000	55c 31/01/03

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Rank pari pasu

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotati of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities (now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and th there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities fo sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connect with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form If any information or document not available now, will give it ASX before quotation of the securities begins. We acknowledge t ASX is relying on the information and documents. We warrant tha they are (will be) true and complete.

J Carter
COMPANY SECRETARY
02/08/2001

AGENIX

AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

AGENIX APPOINTS NEW YORK-BASED GTH CAPITAL TO PURSUE NASDAQ LISTING

Friday July 27 2001

Blood clot-diagnostic and medical imaging development company Agenix Limited (ASX: AGX) today announced it had appointed GTH Capital, Inc. of New York to establish an American Depository Receipt program for the company and to advise it in relation to a listing on NASDAQ.

Mr Don Home, recently appointed CEO of Agenix, said the program would open up important US capital markets for the company. "A NASDAQ listing will enable us to trade seamlessly in the US market and will lead Agenix, and its world class technology, to be revalued on international terms."

Mr Mark Saunders, executive vice president of GTH Capital, said: "Agenix is a firm candidate for a NASDAQ listing. The company has good sales in the North American market and its blue-sky - blood clot detection product Thromboview - has been extensively tested at the University of California in San Diego. The company's product pipeline and global IP suggest that it will be attractive to US capital markets and US investors."

Agenix expects the process to be completed within 12 months.

For more information:

Don Home, CEO Agenix Limited	**61 7 3370 6396 (Brisbane)**
Ravi Govindan, Chairman Agenix Limited	**65 9787 7377 (Singapore)**
Mark Saunders, GTH Capital	**0410 433 198**

www.agenix.net

Thu 28 Jun 2001

Sydney-based biotechnology company Agenix Limited (ASX:AGX) today announced that its wholly owned subsidiary AGEN Biomedical Limited had signed an agreement with Nasdaq-listed Kendle International Inc (Nasdaq: KNDL), to provide services in relation to design and management of the preclinical and clinical development program for the company's revolutionary blood clot imaging technology, Thromboview(TM). The Phase I trial for Thromboview(TM) will begin next year. Thromboview(TM) is expected to contribute substantial revenues and profits to Agenix upon commercialisation.

The following is a news release that was made in the US market last night by Kendle International Inc, a listed public company on NASDAQ.

KENDLE INTERNATIONAL PARTNERING WITH AGEN ON CLINICAL DEVELOPMENT PROGRAM FOR REVOLUTIONARY BLOOD CLOT IMAGING TECHNOLOGY

Kendle International Inc (Nasdaq: YNDL), a leading full-service contract research organization, today announced it is collaborating with Australian biotechnology company AGEN Biomedical Limited (AGEN) to design and manage the preclinical and clinical development program for the company's new blood clot imaging technology, Thromboview(TM). The program is designed to determine the effectiveness of this technology in diagnosis and detection of blood clots.

"This agreement reflects Kendle's strategy or partnering with innovative leaders in the biotech industry to bring life-saving new technologies to consumers world-wide," said Chris Bergen, Kendle President and Chief Operating Officer. "We are pleased to work with AGEN in the study of this new technology to revolutionize the diagnosis of blood clots."

Under terms of the contract, Kendle initially will partner with AGEN to design and manage preclinical studies and the Phase 1 clinical trial. Kendle will provide the full scope of clinical trial services for the Phase I trial, including protocol design, regulatory consulting, clinical trial management, data collection and analysis, data management and medical writing. Kendle also is expected to lead to multinational Phase II and III trials for Thromboview(TM) once regulatory approval for Phase I is received. The estimated market potential for Thromboview(TM) would be more than $700 million (US).

The Thromboview(TM) blood clot imaging technology uses AGEN's clot-binding humanized antibody - 3B6 - attached to an injectable radiolabelled molecule. Following injection of the product, the radiolabelled antibody moves to sites present on blood clots. Subsequent imaging of the patient with a special imaging camera confirms diagnosis. Studied over the past year by researchers at the University of California San Diego, Thromboview(TM) has proven to work well in the imaging of blood clots in various organs of animals.

Russell Richards, General Manager of AGEN, said, "Thromboview(TM) holds enormous potential for expediting the diagnosis of life-threatening blood clots, which affect more than 5 million patients worldwide. Kendle's therapeutic expertise and experience in conducting global clinical trials will be invaluable in helping AGEN to bring this new technology to the world."

Kendle began working with AGEN in September 2000 by analyzing development options and recommending a strategy to bring Thromboview(TM) to market. This work was completed by Kendle's Division or Development and Commercialization in Melbourne, which provides consultancy services to start-up biotech companies in the discovery phase, with the ultimate goal of providing a full range of regulatory, clinical development and health economic services as a product progresses to launch.

ABOUT KENDLE INTERNATIONAL

Website: www.kendle.com

For further information, contact: Lori D

For more Information contact:

Mr Jeff Carter
CHIEF FINANCIAL OFFICER
Agenix Limited
(02) 8875 7898
Website: www.agenix.net

Agenix signs MOU with Singapore-based Adgene International

Thu 28 Jun 2001

Sydney-based biotechnology company Agenix Limited (ASX:AGX) - formerly Biotech International Limited -today announced the signing of a memorandum of understanding with Singapore-based Hestonville Pte Ltd (soon to be renamed Adgene International Pte Ltd and or other name to be approved by the Registrar of Companies).

Adgene International is the Singaporean arm of Shenyang Xiehe Group, a major biotechnology company based in Shenyang in China.

Under the memorandum, Agenix will provide consulting services and in return will be issued 7% of the total issued share capital of Adgene which intends to have raised not less than S$4.0 million. Further, Agenix will also have the option to invest in any of Adgene's projects at any stage of development

Adgene's business objectives are to promote research and development initiatives in life sciences and therapeutic products and to realise revenue from the licensing of intellectual properties. The Xiehe Group has agreed to transfer its intellectual property in four ongoing research programs to Adgene.

The projects will be located in Singapore in view of the Singapore Governments support for such projects.

The four principal research and development initiatives to be conducted by Adgene include:

1. Superantigen anti-cancer "biological missile" targeting live cancer cells

2. Modified proteins for dissolving blood clots

3. Modified proteins for the treatment of diabetes

4. Biologicals for the treatment of skin ailments including skin cancer

The Xiehe Group in China has already conducted significant scientific and research work on these projects, and some have successfully completed animal and clinical trials in China. These products address large global market segments. President of Shenyang Xiehe, Chen Juyu, stated in the Singapore media that "each product has a potential market worth of US$200 million to US$300 million and will be created using technology and infrastructure from China, the US and Singapore.

The Xiehe Group also has several patents registered in China and has about 100 research scientists engaged in continuous research and development work.

The Xiehe Group's operations in Shenyang consist of a newly constructed Good Manufacturing Practice (GMP) pharmaceutical production facility and the Xiehe Medical Center. The Xiehe Group's competitive product is an anticancer agent, Gaojusheng, a Highly Agglutinative Staphylococc. The Xiehe Group has been awarded the inventive patent by the Chinese Patent Office for the product. It has also won several State Government awards in China.

The Xiehe Group will transfer the worldwide marketing rights (outside China) for Gaojusheng to Adgene International and Agenix, subject to obtaining the necessary approvals.

The services Agenix will provide to Adgene include the following:

- Advice on the methodology in life science and biotechnology administration

- Advice on plans for submission to the FDA for approval for Adgene's products to be marketed in the USA
- Advice on the promotion of research and development of life sciences and therapeutic pharmaceutical products
- Advice and practical help in developing a project team to work with Adgene to process FDA approvals
- Carrying out feasibility studies for projects being undertaken. All third party advice and consultation costs will be borne by Adgene.

Mr Ravi Govindan, Agenix's Executive Chairman, labeled the memorandum "a big step forward for Agenix". "This alliance will provide huge opportunities in the largely untapped Chinese market which is increasingly undertaking world-class technology research. With China opening its doors more and more to international markets, the Chinese scientific community is increasingly developing patents and licencing its products to large international biotechnology companies. Agenix, with its strong relationships in China, plans to play a critical role in this expanding Industry."

For further information contact:

Mr Ravi Govindan
EXECUTIVE CHAIRMAN
Ph: 65 336 2777
Website: www.agenix.net
Xiehe Group Website: www.xiehegroup.com

ASX ANNOUNCEMENT

AGENIX APPOINTS FORMER ABBOTT LABORATORIES SENIOR EXECUTIVE AS CEO

Monday 25 June 2001

Sydney–based biotechnology company Agenix Limited (ASX : AGX) – formerly Biotech International Limited – today announced the appointment of Mr Donald Home as Chief Executive Officer. He will commence his new position on 1st July, initially based in Brisbane.

Mr Home, 40, comes to Agenix with a strong pedigree in biotechnology and business development.

He has worked for 14 years at global diversified health care company Abbott Laboratories, both in Australia and at the company's head office in Chicago, USA. Abbott Laboratories occupies a leading position in the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products.

Mr Home's most recent positions at Abbott Laboratories were Senior Product Manager and Manager in Licensing and Acquisitions.

Last year Mr Home was appointed Chief Executive and Director of Victorian-based Australian Genome Diagnostics Pty Ltd, focusing on specialised molecular testing. Australian Genome Diagnostics was formed by the University of Queensland and the Walter and Eliza Hall Institute of Medical Research in Melbourne.

Mr Home's roles at Australian Genome Diagnostics included strategic planning and identifying key intellectual property and licenses.

"We are thrilled that Donald Home has agreed to join Agenix as CEO," said Agenix Executive Chairman Mr Ravi Govindan. "Donald has demonstrated excellence in many areas including technical, sales and marketing, and business and intellectual property development. At both Abbott Laboratories and Australian Genome Diagnostics he has demonstrated teamwork and leadership skills, winning four awards for teamwork and new business development. His experience in all fields will be invaluable to Agenix as we continue our development in many areas of biotechnology, including world-class clot diagnostics via AGEN Biomedical. The Agenix board thanks Chief Financial Officer Jeff Carter for his guidance since November last year, during which time Agenix has undergone significant change."

Mr Carter will continue as Chief Financial Officer.

For further information contact:
Mr Ravi Govindan
Executive Chairman
Agenix Limited
Ph: 0011 65 336 2777

Acquisition of Interests in Subsidiary

Fri 22 Jun 2001

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Agenix Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	700,096
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully Paid
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they	Yes

participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration	$0.45	
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Acquisition of interests in subsidiary announced in June 2001	
7. Dates of entering securities into uncertified holdings or despatch of certificates	18/06/2001	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	153,682,440	Fully Paid Ordinary Shares
	NUMBER	CLASS OPTIONS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	250,000	40c 24/11/2004
	6,300,000	40c 30/11/2001
	2,000,000	40c 30/11/2001
	9,000,000	55c 31/01/2003
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank pari pasu	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Carter
COMPANY SECRETARY
22/06/2001

Dr Katherine Woodthorpe joins Agenix Board

Thu 21 Jun 2001

Sydney-based biotechnology company Agenix Limited - formerly Biotech International - announced today that Dr Katherine Woodthorpe, former Chief Executive of the Technology Industries Exporters Group, has joined the company's board.

Dr Woodthorpe, who has a PhD in chemistry, sits on several boards, including those of Micromedical Industries, Australian Business Foundation Limited and Insearch Limited.

Until January 1997, Dr Woodthorpe was the Chief Executive of the Technology Industries Exporters Group, on organisation established in 1992 to help technology companies improve their export performance. The group had 60 members involved in medical, scientific and industrial technologies, ranging in size from start-ups to substantial and established exporters.

Dr Woodthorpe is a Fellow of the Australian Institute of Company Directors.

Agenix Limited, via its 100% owned subsidiary AGEN Biomedical, is committed to world-class clot diagnostics. It owns 100% of pharmaceutical manufacturer Milton Pharmaceuticals, which sells Milton infant hygiene products, over-the-counter pharmaceuticals and galenicals, and contract manufactures pharmaceuticals and tea tee based natural products.

For further Information contact:
Mr Jeff Carter
COO and CFO
Agenix Limited
Ph: 02 8875 7898

Certificate of Registration on Change of Name

Tue 19 Jun 2001

Further to our announcement today we enclose a copy of the ASIC "Certificate of Registration on Change of Name" to Agenix Limited.

For more Information:
Mr Jeff Carter
COO AND CFO AGENIX LIMITED
Ph: 02 8875 7898
www.agenix.net

A full copy of the Certificate of Registration on Change of name is available for purchase from ASX Customer Service 1 300 300 279. Charges apply.

New Name-Agenix Limited-takes effect 22/6/01

Tue 19 Jun 2001

Sydney-based biotechnology company Agenix Limited - formerly Biotech International Limited - today announced that its change of name has occurred.

Effective Friday 22 June 2001 the company will be listed on the Australian Stock Exchange under the name Agenix Limited and the code will be AGX.

Shareholders voted for the name change at an Extraordinary General Meeting 11 days ago.

For more Information:

Mr Jeff Carter
COO and CFO Agenix Limited
Ph: 02 8875 7898

www.agenix.net

Agenix Ltd Buys Out Minorities in Biotech Pharmaceuticals

Fri 15 Jun 2001

Sydney-based biotechnology company Agenix Limited - formerly Biotech International Limited (ASX:BII) - has bought the outstanding 10% in 90% subsidiary Biotech Pharmaceuticals, taking its ownership in the pharmaceutical manufacturer to 100%. The minority interest shareholders accepted 700,096 Agenix shares as consideration.

Biotech Pharmaceuticals sells Milton products, over-the-counter pharmaceuticals and galenicals, and contract manufactures pharmaceuticals and cosmetic products.

"We are pleased that minority shareholders were happy to receive Agenix shares as payment because they see increased returns and growth from holding Agenix shares," said Agenix chief operating officer Mr Jeff Carter.

Concurrent with the buy out, Lozenge (100% owner of Biotech Pharmaceuticals) has been renamed Milton Pharmaceuticals.

In February, Biotech Pharmaceuticals announced the purchase of the Milton Infant Hygiene brand from Procter & Gamble Australia. Biotech Pharmaceuticals now distributes Milton products in 12 countries including Australia, New Zealand, Indonesia, Singapore and Malaysia. Agenix notes that Milton sales are continuing to meet expectations and management believes sales can be substantially increased in the next financial year.

"The structure of the group is now consolidated and it will allow Agenix to create increased shareholder value through the development and promotion of Milton Pharmaceuticals," Mr Carter said.

The name Agenix (pronounced "Ay-jenix") was adopted at last week's Extraordinary General Meeting, reflecting the company's technology in Deep Vein Thrombosis and blood clot detection.

The acquisition of the interests of minority shareholders follows an announcement last month that Biotech Pharmaceuticals had bought the licence to sell Australian Bodycare products in Australia, New Zealand and Asia. The products involved in the Australian Bodycare purchase are tea tree-based, including tea tree oil, hand and body lotion, deodorant, shampoo, conditioner and skin wash.

For more information:
Mr Jeff Carter
COO AND CFO AGENIX LIMITED
Ph: 02 8875 7898
www.agenix.net

Mr Gary Bird
GENERAL MANAGER BIOTECH PHARMACEUTICALS
Ph: 07 3271 9618
www.biotechpharmaceuticals.com

Acquisition of Interests in Subsidiary

Thu 14 Jun 2001

Appendix 3B-Acq of interests in subsidiary

Thu 14 Jun 2001

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Biotech International Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	2,392,387
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully Paid
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or

a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration	$0.45	
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Acquisition of interests in subsidiary announced in February 2001	
7. Dates of entering securities into uncertified holdings or despatch of certificates	14/06/2001	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	152,982,344	Fully Paid Ordinary Shares
	NUMBER	OPTIONS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	250,000	40c 24/11/04
	6,300,000	40c 30/11/01
	2,000,000	40c 30/11/01
	9,000,000	55c 31/01/03
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank pari pasu	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities (now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Carter
DIRECTOR/COMPANY SECRETARY
14/06/2001

Results of EGM

Tue 12 Jun 2001

Directors of Biotech International Limited (ASX:BII) are pleased to announce the following resolutions, which were passed at an Extraordinary General Meeting in Sydney held at 2.30pm an Friday 8 June.

Item 1. Change of Company Name to Agenix Limited

Item 2. Approval of Employee Option Incentive Scheme

Item 3. Approval to grant Options to Directors

Item 4. Approval of First Issue of Fully Paid Ordinary Shares in the Company for the acquisition of Shares and Convertible Notes in Lozenge Pty Ltd (100% owner of Biotech Pharmaceuticals Pty Ltd)

Item 5. Approval of Second Issue of Fully Paid Ordinary Shares in the Company for the acquisition of Shares and Convertible Notes in Lozenge Pty Ltd (100% owner of Biotech Pharmaceuticals Pty Ltd)

Item 6. Approval of the Issue of Fully Paid Ordinary Shares in the Company to UBS AG.

The company reports that all resolutions proposed at the Extraordinary General Meeting of Shareholders were passed without amendment.

J Carter
CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER

BIOTECH INTERNATIONAL LIMITED ACN 009 213 754

ASX Announcement

Biotech International name change to Agenix coincides with hospital "Centre of Excellence" report on Thromboview™

Tuesday 12 June 2001

The shareholders of Sydney-based biotechnology company Biotech International (ASX:BII) have agreed to change the name of their company to Agenix Limited, recognising the company's increasing commitment to world class clot diagnostics.

The name change coincides with a positive report by Dr Tim Morris from the University of California in San Diego, who has told an American Thoracic Society meeting in San Francisco that development of Thromboview™, a high technology blood clot detection device being developed by Agenix 100% subsidiary AGEN Biomedical, promises to make every hospital a "centre of excellence" for detecting pulmonary embolism.

"There will no longer be a dependence on one skilled radiologist in every city to be able to read scans. Everyone should be able to read scans," Dr Morris said.

Thromboview™ uses AGEN's clot-binding humanized antibody attached to an injectable radiolabelled molecule. Following injection of the product into patients, the radiolabelled antibody moves to D-dimer sites present on clots. Subsequent imaging of patients with a commonly available gamma camera equipment allows for confirmation of the diagnosis. Dr Morris has said that Thromboview™ takes the guesswork out of clot diagnosis, since the clot images are distinct enough that they can be "read without subjectivity."

"Because scan results are easy to read with Thromboview™, the method could significantly reduce the interreader variability that can occur with other techniques," Dr Morris said. So far at the University of California, the radiolabelled molecule has never failed to detect a blood clot, and has never accumulated in non-thrombotic regions, Dr Morris said.

Presently, radiologists and doctors struggle to detect some blood clots, especially the smaller ones, which can lead to severe complications with patients. Radiologists would welcome any technology which could ease detection of dangerous blood clots, Dr Morris said.

Human trials on Thromboview™ will be conducted in Australia next year under the supervision of clinical research organisation Kendle. The Phase 1 trials will be conducted in at least two Australian sites, led by principal investigators Dr Andrew Scott of Melbourne's Ludwig Institute, and Dr David Macfarlane of the Royal Brisbane Hospital.

The name change to Agenix (pronounced "Ay-jenix"), which was passed at last week's Extraordinary General Meeting, was suggested by the board following the growing importance to the company of its technology in Deep Vein Thrombosis and blood clot detection. "AGEN Biomedical is at the cutting edge of the blood clot detection industry, and we wanted a parent name that reflected that, in preference to the former generi[illegible] aid Agenix Chairman Mr Ravi Govindan.

02 FEB 12 AM 8:54

For more information:
Mr Jeff Carter
COO and CFO Biotech International
Ph: 02 8875 7898

Biotech International Ltd

ASX Announcement

31st May 2001

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Biotech International Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	2,800,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully Paid
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do	Yes

02 FEB 12 AM 8:54

* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — $0.45

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Acquisition of interests in subsidiary announced in February 2001

7. Dates of entering securities into uncertified holdings or despatch of certificates — 15/05/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
150,589,957	Fully paid ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
250,000	Options 40c 24/11/2004
6,300,000	Options 40c 30/11/2001
2,000,000	Options 40c 30/11/2001
9,000,000	Options 55c 31/01/2003

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Rank pari passu

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
    1 - 1,000
    1,001 - 5,000
    5,001 - 10,000
    10,001 - 100,000
    100,001 - and over 37.

A copy of any trust deed for the additional securities (now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Carter
COMPANY SECRETARY
31/05/2001

Biotech International Ltd

ASX Announcement

BIOTECH PHARMACEUTICALS TO SELL AUSTRALIAN BODYCARE PRODUCTS THROUGHOUT ASIA

24th May 2001

Biotech Pharmaceuticals, 90% subsidiary of Biotech International (ASX: BII), today announced the acquisition of the licence to sell Australian Bodycare products in Australia, New Zealand and Asia.

The seller is Australian Bodycare Pty Ltd, which previously held the licence from Australian Bodycare in Denmark. Australian Bodycare has worldwide brand recognition.

Biotech Pharmaceuticals sells over-the-counter pharmaceuticals and galenicals, and contract manufactures pharmaceuticals and cosmetic products.

The products involved in the Australian Bodycare purchase are all tea tree-based, and include tea tree oil, hand and body lotion, deodorant, shampoo, conditioner and skin wash.

"We believe that there is huge consumer demand for natural, effective products," said Mr Gary Bird, General Manager of Biotech Pharmaceuticals. "Tea tree oil is a very effective anti-bacterial and anti-fungal. Tests have demonstrated that 95% of skin problems result from an imbalance of fungi and bacteria."

The Australian Bodycare purchase further expands Biotech Pharmaceuticals' range of products. "We have been keen in recent months to expand our product range, and are delighted to be able to sell Australian Bodycare products throughout Australia and other parts of Asia," said Mr Bird. "Biotech Pharmaceuticals is committed to expansion, as evidenced by our February purchase of the Milton Infant Hygiene brand."

The Milton Infant Hygiene brand was bought from Procter & Gamble Australia for $3 million, allowing Biotech Pharmaceuticals to distribute Milton products in 12 countries including Australia, New Zealand, Indonesia, Singapore and Malaysia.

Australian Bodycare has clinical trials underway for products for the treatment of golden staph, cold sores and baby rash.

For more information:

Mr Gary Bird
General Manager
Biotech Pharmaceuticals
Ph: 07 3271 9618

Mr Jeff Carter
COO and CFO
Biotech International
Ph: 02 8875 7898

www.biotechpharmaceuticals.com

Biotech International Ltd

ASX Announcement

BIOTECH INTERNATIONAL PROCEEDS WITH INCREASED STAKE IN SUBSIDIARY BIOTECH PHARMACEUTICALS PTY LTD

8th May 2001

Biotech International Limited (ASX:BII) today announced it had executed the agreement to buy a further 25.1% of its 64.7% subsidiary Biotech Pharmaceuticals Pty Ltd.

Vendors are Westpac Development Capital fund Quadrant and three minority interest holders.

The plan to increase the stake in Biotech Pharmaceuticals was announced in February.

Consideration for the purchase will be the issuing of 5.2 million Biotech International shares at a price of 45 cents each. 2.8 million shares will be issued to various parties later this week, while the issuing of a further 2.4 million shares will be subject to approval at an Extraordinary General Meeting in early June.

Quadrant will receive 4.1 million of the shares, which are subject to escrow until 11 November 2001.

"The purchase of the extra stake, including the convertible notes, in Biotech Pharmaceuticals means that Biotech International can move beyond the 90% ownership level, and we may move the compulsorily acquire the remaining minority shareholders" said Biotech International Chief Operating Officer Mr Jeff Carter.

Mr Carter also announced that Biotech Pharmaceuticals' recently acquired Milton Infant Hygiene brand, bought from Procter & Gamble Australia in early February, was performing
above expectations. "Indications are that Milton will be a great addition to the brands of Biotech Pharmaceuticals, and hence Biotech International. We are confident that it will increase the focus of Biotech Pharmaceuticals among the brand market and enhance consumer awareness. We foresee substantial opportunities for increased sales of the Milton brand both domestically and throughout SE Asia."

For more information:

Mr Jeff Carter
COO and CFO Biotech International
Ph: 02 8875 7898
www.biotechint.com

Biotech International Ltd

ASX Announcement

AGEN signs diagnostic agreement with Corbett Research

30th April 2001

AGEN Biomedical Limited, a wholly-owned subsidiary of Sydney-based biotechnology company Biotech International Limited (ASX: BII), today announced the signing of an agreement with Sydney-based Corbett Research to collaborate on the commercialisation of DNA-based clinical diagnostic test kits for Corbett's Rotor-Gene.

Rotor-Gene is a centrifugal real-time DNA amplification analyser which detects the presence and amount of DNA from a sample in order to better diagnose disease.

AGEN is developing the reagent kits to be used in the Rotor-Gene. The partnership of instrument and reagent manufacturer has the potential to be successful for both partners.

Corbett Research specialises in the design, manufacture and international distribution of scientific instruments for the analysis of molecular biology. The Rotor-Gene has unique advantages - particularly in relation to the centrifugal aspect of the machinery - and is well positioned in the DNA analysis market.

AGEN Biomedical General Manager, Russell Richards, said the agreement is confirmation of AGEN's commitment to the advanced DNA diagnostic field.

"Late last year AGEN formed a Molecular Biology Product Development Team, which has begun work on the development of test kits that will be co-marketed with the Rotor-Gene," he said. "This collaboration with Corbett is seen as the first achievement of the group. Announcements of prototype kits for DNA-based diagnostics can be expected later this year. We have been very impressed by the achievements of Corbett Research and the high quality innovative instruments that they have developed."

Biotech International's Chief Operating Officer, Mr Jeff Carter, said: "This announcement is a further indication that AGEN and Biotech International are companies at the leading edge of science at a global level. AGEN management and its science has a rich history in the diagnostic market, and will continue to demonstrate leadership in the field."

For more information:

Mr Russell Richards
AGEN Biomedical
Ph: 07 3370 6300

Mr Jeff Carter

www.biotechint.com
www.agen.com.au

Biotech International Ltd

ASX Announcement

Information update on Phytoprotein Biotech Pte Ltd

11th April 2001

On 6 March 2001 Biotech International Limited (ASX:BII) announced that it had completed the purchase of 31.25% stake in PyhtoProtein Biotech Pte Ltd ("PhytoProtein"). Biotech International directors have had many enquires by shareholders regarding this business and wish to update the shareholders with the following information.

THE COMPANY

PhytoProtein is a Singapore-incorporated company that was incorporated on 9 March 2000. Prior to this date the Principals had been engaged in developing the technology to the current level with small-scale commercial production in a laboratory environment.

PhytoProtein was established to exploit commercial opportunities - using plant cell expression systems as bioreactors - for the production of very high quality proteins. The company expects to be the leading Asian-based bio-manufacturing facility providing high quality proteins using plant cell expression systems.

Singapore offers a fertile environment for the development and growth of biotechnology companies because of the emphasis the Government of Singapore has placed on this sector. Substantial grants and subsidies are available to companies in Singapore.

In addition, Singapore has established and staffed to world-class levels several Research & Development centres carrying out work pertinent to the life sciences; Institute of Molecular and Cell Biology, Institute of Molecular Agrobiology, Bioinformatics Centre and the National Cancer Centre. This is in addition to work undertaken at the National University of Singapore and the construction of the only cGMP facility in Asia outside of Japan which expects soon to be operational.

THE TECHNOLOGY

The Team has over the last few years been developing the technology that will allow for expression of antigens and proteins from plant cell cultures. Whilst efforts in the US and Europe have been focused on developing proteins in transgenic plants with the idea that specialised farms will be established for this purpose, the negative reaction to GM crops has for the present put these efforts on hold. These efforts however underline the fact that plants are increasingly viewed as the right environment for the "manufacture" of proteins for human therapeutic use.

PhytoProtein's efforts have been focused on manufacturing in three product categories; antigens, animal vaccines and human vaccines -

all in plant cell cultures. This newly developed process offers the advantages of; (a) ease of extraction, (b) very high yields, (c) low contamination and toxicity, and (d) the ability to use established purification procedures and protocols.

In essence, PhytoProtein has acquired and developed two distinct technologies that will be protected by patents;

a) The selection of vectors and clones for transfection into the plant cells to produce the desired proteins

b) The process to scale-up plant cell cultures allowing for commercial manufacture of proteins, where yields of economic viability will be achieved.

Currently, all work is being carried out at the Department of Biological Sciences at the University of Singapore and, with the receipt of funding, an independent laboratory will be established. PhytoProtein has also been in discussions with the Bioprocessing Technology Centre of Singapore, which is managing the construction of the cGMP facility - funded by the Economic Development Board - with a view to taking up space in that facility when the product development efforts switch to human vaccines. This facility is being built to accommodate US and European regulatory authorities for the pharmaceutical industry. PhytoProtein has also received in-principle approval for a level of subsidies to be issued by the Economic Development Board for companies engaged in the biotechnology sector.

CURRENT MANUFACTURING PROCESSES

The products of this industry are usually manufactured using living biological systems. With the advent of recombinant DNA technology, the production of biological products has migrated from "extraction" from living tissues to using microbes as "manufacturing" houses.

With the ever-increasing development in biotechnology, the manufacturing process using biological material has evolved, first from using bacteria to yeasts, then to mammalian cells and later to insect cells and now to plant cells as bioreactors. Newer and better products have evolved each time a new manufacturing process developed, as biological products are differently suited to each manufacturing process. Information provided from the completion of the Genome Project, will lead to a greater emphasis on better and more targeted products - a requirement that is met with the PhytoProtein manufacturing process.

PLANT CELL EXPRESSION SYSTEMS

Proteins made using plant cells as expression systems offer several advantages over alternative available expression systems.

1. The complete folding of proteins in plants' cell culture systems means the proteins are fully assembled and functional. This characteristic is very important for the production of antigens and vaccines and the efficacy of these products depend on the presentation of the proper hapten, which is the result of correct protein folding.

2. The glycosylation pattern of proteins produced in plant cells mimics that found in humans. This facilitates enhanced immunogenicity by such proteins resulting in very potent vaccines and highly sensitive antigens.

3. Many potential safety issues associated with contaminating

mammalian viruses and blood-borne pathogens in animal cell cultures and bacterial toxins in bacterial expression systems are avoided using plant cells as bioreactors.

4. The economics of using plant cells are greatly advantageous for the production of high quality protein products that will be very cost effective. This economic advantage will facilitate a pricing structure that will enable greater market coverage and penetration, given the target proteins being produced in PhytoProtein.

FIRST PRODUCTION

Current production is targeted at the Mellioidosis antigen, with production expected by the third quarter of this year for use in diagnostic kits. This will be the first production of this antigen in the world and work is being undertaken in response to demand from the Singapore Armed Forces who are interested in the diagnostic kits as well as the vaccines. Work is also being undertaken for production of the typhoid antigen as well as other products for which currently there is no commercial production but an unrequited market need.

PRODUCT PIPELINE

Products will be introduced in 3 stages; Stage I - Antigens for use in Diagnostic Kits, Stage II - Animal Vaccines, Stage III - Human Vaccines. PhytoProtein as a "contract manufacturer" is in a position to manufacture proteins either from cDNA, which are either sourced by the company, or provided by the customer.

MARKET SIZE

Worldwide sales of biotechnology products exceeded US$13 billion (A$ 26.2 billion) in 1998 and are projected to grow at 20% annually. Included in the list are antigens, which are sold either individually or as components in research kits. Antigens are also widely used in the manufacture of diagnostic products and vaccines, where they form a crucial component of these products. The in vitro diagnostics business is estimated to be valued at US$21 billion worldwide and growing at 8% per annum. Veterinary vaccines generated global sales of more than US$2.4 billion in 1998, while the worldwide market for human vaccines will more than double from US$2.9 billion in 1994 to over US$7 billion by 2001 at a 14% compound annual rate. The market for biopharmaceutical contract manufacturing, estimated to be US$780 million in 1998, will exceed US$1.1 billion in 2000.

THE TEAM

Dr Anil K Ratty earned his Doctorate in Biochemistry from the National University of Singapore and subsequently carried out post-doctoral work at Buffalo General Hospital and at Roswell Park Cancer Institute in Buffalo, New York. His research endeavours there took him into the world of transgenic animals and positional cloning, then a nascent field of science. The main thrust of his research activity was the biological characterisation of an insertional mutant, which at the end of his tenure there produced two PhD theses on the subject and a US-patent for the insertional mouse mutant. He then returned to Singapore to work in the highly acclaimed Institute of Molecular and Cell Biology using transgenic rats to understand brain genes.

Before leaving the laboratory bench to pursue a corporate career, he was leading a team at the Defense Medical Research Institute, a biomedical research arm of the Ministry of Defense. He has published extensively on his research work and has been invited to speak of it

on numerous occasions.

He embarked on his corporate career with Fisher Scientific in Singapore as the Regional Director for the Biotech Business in Asia. Prior to joining PhytoProtein he established the life science business for Fisher in South-East Asia.

Dr Sanjay Swarup is currently an Assistant Professor at the Department of Biological Sciences, National University of Singapore. He holds two PhD degrees; one in Genetics and Plant Breeding from Indian Agricultural Research Institute and another PhD in Plant Pathology from the University of Florida, USA.

He accumulated post-doctoral experience in the laboratory of Dr Joachim Messing, Waksman Institute, Rutger's University, USA before joining NUS. Dr Swarup heralds from a long line of agricultural scientists and his research pursuits in NUS include plant genetics and breeding, molecular biology of plant-microbe interactions, environmental biotechnology of plant-associated microbes and producing proteins in plant-cell cultures. He has published extensively and has served on the editorial board of an international research journal.

Dr Vijay Bhandari earned his PhD in Biochemistry from McGill University, Montreal. His post-doctoral experience was accumulated at the Institute of Molecular and Cell Biology working on cancer genes. Prior to joining PhytoProtein he was with Fisher Scientific in Singapore with responsibility to manage product development of diagnostic kits and other life science products.

37

Biotech International Ltd

ASX Announcement

AGEN Reinforces Patent Position with settlement of suit

9th April 2001

Brisbane-based diagnostic manufacturer AGEN Biomedical Ltd - a fully-owned subsidiary of Biotech International Limited (ASX: BII) - today announced the strengthening of its patent position with the settlement of a D-dimer patent suit against US company Biopool International Inc, and the signing of a license agreement with Biopool.

AGEN, a world leader in blood clot diagnostics, initiated the suit in March last year, alleging infringement of AGEN's D-dimer patent. D-dimer is a molecule specific to blood clots and is used to assist in the diagnosis of thrombotic conditions such as Deep Vein Thrombosis and Pulmonary Embolism. AGEN's patents - issued in the US, Europe and Japan - cover testing to diagnose such conditions.

AGEN announced in February this year a breakthrough in the diagnosis and detection of blood clots. The company's new technology, Thromboview(TM), uses AGEN's clot-binding humanized antibody attached to an injectable radiolabelled molecule. Following injection of the product into patients, the radiolabelled antibody moves to D-dimer sites present on clots. Subsequent imaging of the patient with a gamma camera allows for confirmation of the diagnosis. The technology is expected to commence phase 1 human trials next year.

Scientists expect this to revolutionise the imaging of blood clots and hence improve the diagnosis of conditions like deep vein thrombosis and pulmonary embolism.

Current expectation of time to market is approximately three years. Each year $US3 billion (A$6.2 billion) is spent worldwide on imaging procedures to diagnose blood clots.

"This settlement brings to a successful conclusion the legal suit initiated by AGEN last year and confirms AGEN's patent for its D-dimer technology," said Mr Russell Richards, AGEN's General Manager. "The licence agreement will immediately bring additional revenue to AGEN."

AGEN's other licensees are Dade Behring, Fujireblo, Organon Teknika and Diagnostica Stago.

Details of the settlement and revenues resulting from it are confidential. Final settlement papers will be submitted to a Californian court within a week requesting dismissal of the lawsuit.

Biotech International Ltd is a Sydney-based biotechnology company with three main operating units - AGEN Biomedical Limited, Biotech Pharmaceuticals Pty Ltd and Industrial BioSystems Pty Ltd.

FOR FURTHER INFORMATION:

Mr Russell Richards
GENERAL MANAGER
AGEN Biomedical Ltd
Telephone: 61 7 3370 6300

Mr Jeff Carter
COO AND CFO
Biotech International Ltd
Telephone: 61 2 8875 7898

www.agen.com.au

Biotech International Ltd

ASX Announcement

Biotech Half Yearly Report/ASIC Half Yearly A/cs

8th March 2001

APPENDIX 4B (Rule 4.13(a))
HALF YEARLY REPORT

Name of entity
Biotech International Limited

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half Year ended ('current period')
009 213 754	X		31/12/2000

EQUITY ACCOUNTED RESULTS FOR ANNOUNCEMENT TO THE MARKET

				AUD000
Sales (or equivalent operating) revenue (item 1.1)	up	0.9%	to	11,334
Abnormal items after tax attributable to members (item 2.5)	gain/loss		of	-
Operating profit (loss) after tax (before amortisation of goodwill) attributable to members (item 1.26)	down	47.7%	to	310
Operating profit (loss) after tax attributable to members (item 1.10)	down	47.7%	to	310
Extraordinary items after tax attributable to members (item 1.13)	gain/loss	Nil	of	-
Operating profit (loss) and extraordinary items after tax attributable to members (item 1.16)	down	47.7%	to	310

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend(Preliminary final report only - item 15.4); Interim Dividend(Half yearly report only - item 15.6)	Nil c	Nil c
Previous corresponding period (Preliminary final report - item 15.5;		

half yearly report - item 15.7) Nil c Nil c

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

REVIEW OF OPERATIONS

Operating profit (before abnormals and income tax) for the half was $0.521 million compared to $0.593 million for the previous corresponding period. During this period research and development expenditure at Agen was increased from $0.523 million to $0.854 million.

Group sales for the half year were $11.334 million compared to $11.236 million in the December 1999 half year. Contributions to group sales were as follows:

	2000 $'000	1999 $'000
Diagnostic products	6,112	5,913
Pharmaceutical products	5,034	5,144
Molecular biology products	188	179
Total sales	11,334	11,236

Agen's sales of diagnostic products increased slightly. Trading profit (before research & development and other income/expenses) increased from $1.709 million to $1.896 million (ie up 10.9%). As stated above Agen increased its expenditure in research and development during the period. Subsequent to 31 December Agen announced that it has been successful in imaging blood clots. It has been reported that "this technique could revolutionize how pulmonary emboli are diagnosed clinically".

Biotech Pharmaceuticals sales declined slightly due to the negative impact on sales in July and August 2000 from the introduction of GST, the temporary withdrawal of a non-prescriptive product (sales of which have since fully recovered) and a one-off reduction contract manufacturing. However, the trading profit was increased for the period from $0.289 million to $0.323 million (ie up 11.8%). This was a direct result of focusing on improved productivity and cost containment. Further improvement in this area is expected in the next six months.

SUBSEQUENT EVENTS

Prior to 31 December 2000, Lozenge Pty Ltd (100% owner of Biotech Pharmaceuticals), a subsidiary of Biotech International entered into an option agreement to acquire the Milton business. On 1 February 2000 Lozenge exercised the option to purchase the Milton business for $3.0 million. The purchase was completed and the results will be included from 1 March onwards.

ROUNDING

The economic entity has applied the relief available to it in ASIC

Class Order 98/100 and accordingly certain amounts in the half year financial report and in this report have been rounded off.

Signed at Singapore in accordance with a resolution of the directors dated 8 March 2001.

R Govindan
CHAIRMAN OF DIRECTORS

A full copy of the ASIC Half Yearly Accounts are available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Equity Accounted)

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Sales (or equivalent operating) revenue	11,334	11,236
1.2	Share of associates "net profit(loss) attributable to members" (equal to item 16.7)	Nil	Nil
1.3	Other revenue	29	993
1.4	Operating profit (loss) before abnormal items and tax	521	593
1.5	Abnormal items before tax (detail in item 2.4)	-	-
1.6	Operating profit (loss) before tax (items 1.4 + 1.5)	521	593
1.7	Less tax	178	-
1.8	Operating profit (loss) after tax but before outside equity interests	343	593
1.9	Less outside equity interests	33	-
1.10	Operating profit (loss) after tax attributable to members	310	593
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	Total operating profit (loss) and extraordinary items after tax (items 1.8 + 1.11)	343	593
1.15	Operating profit (loss) and extraordinary items after tax attributable to outside equity interests (items 1.9 + 1.12)	33	-

1.16 Operating profit (loss) and extraordinary items after tax attributable to members (items 1.10 + 1.13)	310	593
1.17 Retained profits (accumulated losses) at beginning of financial period	(6,152)	(9,586)
1.18 If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19 Aggregate of amounts transferred from reserves	-	-
1.20 Total available for appropriation	(5,842)	(8,993)
1.21 Dividends provided for or paid	-	-
1.22 Aggregate of amounts transferred to reserves	-	-
1.23 Retained profits (accumulated losses) at end of financial period	(5,842)	(8,993)

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL	Current Period AUD000	Previous Corresponding Period AUD000
1.24 Operating profit(loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	343	593
1.25 Less (plus) outside equity interests	33	-
1.26 Operating profit(loss) after tax (before amortisation of goodwill) attributable to members	310	593

INTANGIBLE, ABNORMAL AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Amortisation of other intangibles	191	14	14	163

2.3	Total amortisation of intangibles	191	14	14	163
2.4	Abnormal items	-	-	-	-
2.5	Total abnormal items	-	-	-	-
2.6	Extraordinary items	-	-	-	-
2.7	Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS
(Preliminary final statement only)

		Current year AUD000	Previous year AUD000
3.1	Consolidated operating profit (loss) after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated operating profit (loss) after tax attributable to members for the 2nd half year	N/A	N/A

CONSOLIDATED BALANCE SHEET
(See note 5)

		At end of current period AUD000	As in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	3,351	476	335
4.2	Receivables	4,418	4,831	3,633
4.3	Investments	1,162	1,216	1,770
4.4	Inventories	5,281	4,451	4,625
4.5	Other (provide details if material)	918	497	11,706
4.6	Total current assets	15,130	11,471	22,069
	NON-CURRENT ASSETS			
4.7	Receivables	8	-	-
4.8	Investments in associates	-	-	-
4.9	Other investments	395	330	1,033
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	8,933	9,185	8,853
4.14	Intangibles (net)	7,214	7,344	10,561
4.15	Other (provide details if material)	5,189	4,793	-
4.16	Total non-current assets	21,739	21,652	20,447
4.17	Total assets	36,869	33,123	42,516

	CURRENT LIABILITIES			
4.18	Accounts payable	3,597	3,614	4,539
4.19	Borrowings	420	1,813	2,769
4.20	Provisions	589	1,135	613
4.21	Other (provide details if material)	120	-	11,187
4.22	Total current liabilities	4,726	6,562	19,108
	NON-CURRENT LIABILITIES			
4.23	Accounts payable	-	281	258
4.24	Borrowings	5,598	4,265	4,777
4.25	Provisions	478	365	233
4.26	Other (provide details if material)	15	-	-
4.27	Total non-current liabilities	6,091	4,911	5,268
4.28	Total liabilities	10,817	11,473	24,376
4.29	Net assets	26,052	21,650	18,140
	EQUITY			
4.30	Capital	29,777	25,727	25,054
4.31	Reserves	-	-	(8)
4.32	Retained profits (accumulated losses)	(5,842)	(6,152)	(8,993)
4.33	Equity attributable to members of the parent entity	23,935	19,575	16,053
4.34	Outside equity interests in controlled entities	2,117	2,075	2,087
4.35	Total equity	26,052	21,650	18,140
4.36	Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-

5.6	Closing balance as shown in the consolidated balance sheet (item 4.11)	-	-

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS
(See note 6)

		Current period AUD000	Previous corresponding period AUD000
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
7.1	Receipts from customers	11,605	11,540
7.2	Payments to suppliers and employees	(11,110)	(11,044)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	59	65
7.6	Interest and other costs of finance paid	(225)	(214)
7.7	Income taxes paid	(700)	-
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	(371)	347

CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(352)	(828)
7.11	Proceeds from sale of property, plant and equipment	7	934
7.12	Payment for purchases of equity investments	-	(3,050)
7.13	Proceeds from sale of equity investments	-	60
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	399	323
7.17	Net investing cash flows	744	(3,207)
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
7.18	Proceeds from issues of securities (shares, options, etc.)	4,050	546
7.19	Proceeds from borrowings	459	5,080
7.20	Repayment of borrowings	(408)	(6,564)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	Net financing cash flows	4,101	(938)
7.24	NET INCREASE (DECREASE) IN CASH HELD	2,986	(3,798)
7.25	Cash at beginning of period (see Reconciliation of cash)	182	3,946
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	Cash at end of period (see Reconciliation of cash)	3,168	148

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated	Current period	Previous corresponding

statement of cash flows) to the related items in the accounts is as follows.	AUD000	period AUD000
8.1 Cash on hand and at bank	3,351	335
8.2 Deposits at call	-	-
8.3 Bank overdraft	(183)	(187)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period (item 7.26)	3,168	148

RATIOS	Current period	Previous corresponding period
PROFIT BEFORE ABNORMALS AND TAX/SALES 9.1 Consolidated operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	4.6 %	5.3 %
PROFIT AFTER TAX / EQUITY INTERESTS 9.2 Consolidated operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	1.3 %	3.7 %

EARNINGS PER SECURITY (EPS)

10.1 Calculation of basic, the following in accordance with "AASB 1027: Earnings per Share"		
(a) Basic EPS	0.003 c	0.005 c
(b) Diluted EPS (if materially different from (a))	- c	- c
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	121,426,061	114,237,826

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	12 c	7 c

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES (Equity Accounted)

	Current period	Previous corresponding

		AUD000	period AUD000
12.1	Interest revenue included in determining item 1.4	30	65
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	4
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	271	53
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	415	474

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT
(See note 8)

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT
(See note 8)

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated operating profit (loss)	

and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated operating profit (loss) and extraordinary items from sale of interest leading to loss of control $ -

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this statement. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this statement.

Refer Annexure A

SEGMENTS

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result (including abnormal items where relevant)
Unallocated expenses

Consolidated operating profit before tax
(equal to item 1.6)

Segment assets	)Comparative data for segment
Unallocated assets	)assets should be as at the end of
Total assets (equal to item 4.17)	)the previous corresponding period.

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) -

15.3 If it is a final dividend, has it been declared (Preliminary final statement only) -

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 36% tax	Amount per security of foreign

			source dividend
(Preliminary final report only)			
15.4 Final dividend:			
Current year	Nilc	-c	-c
15.5 Previous year	-c	-c	-c
(Half yearly and preliminary final statements)			
15.6 Interim dividend:			
Current year	-c	-c	-c
15.7 Previous year	-c	-c	-c

TOTAL ANNUAL DIVIDEND (DISTRIBUTION) PER SECURITY
(Preliminary final statement only)

	Current year	Previous year
15.8 Ordinary securities	N/A c	- c
15.9 Preference securities	- c	- c

TOTAL DIVIDEND (DISTRIBUTION)

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	Nil	-
15.11 Preference securities	-	-
15.12 Total	-	-

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Entity's share of associate's	Current period AUD000	Previous corresponding period AUD000
16.1 Operating profit(loss) before income tax	-	-
16.2 Income tax expense	-	-

16.3 Operating profit(loss) after income tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit(loss)	-	-
16.6 Outside equity interests	-	-
16.7 Net profit(loss) attributable to members	-	-

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to operating profit (loss) and extraordinary items after tax	
17.1 Equity accounted associated entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
N/A	-	-	-	-
-	-	-	-	-
-	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests				
-	-	Nil	-	-
-	-	-	-	-
-	-	-	-	-
17.4 Total	-	-	-	-

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Total Number	Number quoted	Issue Price per Security (See note 15) (cents)	Amount Paid-up per Security (cents)
18.1 Preference				

securities (description)	-	-	-	-
18.2 Changes during current period				
(a) increases through issues	-	-	-	-
(b) decreases through returns of capital buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	138,789,967	138,789,967	-	-
18.4 Changes during current period				
(a) increases through issues	20,928,682	20,928,682	-	-
(b) decreases through returns of capital buybacks	-	-	-	-
18.5 Convertible debt securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) increases through issues	-	-	-	-
(b) decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price	Expiry date
Director/Employee options	8,300,000	-	$ 0.40	30/11/2001
Options 40c	250,000	-	$ 0.40	24/11/2004
18.8 Issued during current period	-	-	-	-
18.9 Exercised during current period	20,928,682	20,928,682	$ 0.20	-
18.10 Expired during current period	-	-	-	-
18.11 Debentures (totals only)	-	-		

18.12 Unsecured notes (totals only) | - | -

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if inapplicable.]

Material factors affecting the revenues and expenses of the economic entity for the current period

-

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Prior to 31/12/2000, Lozenge Pty Ltd, a subsidiary of Biotech International Limited entered into an option agreement to acquire the Milton Business from Proctor and Gamble Australia Pty Ltd. On 01/02/2001, Lozenge exercised the option to purchase the Milton business. The total value of the purchase consideration was $3 million.

Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.

Nil

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties. N/A

19.2 A statement of the fees and commissions payable to the management company or responsible entity. -

Identify:

initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final statement only)

The annual meeting will be held as follows:

Place	N/A
Date	-
Time	-
Approximate date the annual report will be available	-

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used
-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies. (Tick one)

The accounts have been audited.	X	The accounts have been subject to review.
The accounts are in the process of being audited or subject to review.		The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity does not have a formally constituted audit committee.

J N Carter
(COMPANY SECRETARY)

08/03/2001

REPORT FOR INDUSTRY SEGMENTS

CURRENT PERIOD ($'000)

	MEDICAL DIAGNOSTICS	PHARMA-CEUTICALS	MOLE-CULAR BIOLOGY	INVESTING	B230 R&D	FINANCE & ADMIN	TOTAL
Operating Revenue	6,112	5,034	188				11,334
Sales to outside Customers	6,112	5,034	188				11,334
Unallocated Revenue							29
Total Revenue							11,363
Segment Result	1,104	56	59	3	-	543	673
Unallocated income(expenses)							152
Profit before Tax							521
Segment Assets	17,076	12,288	122	1,750	891	4,740	36,867
Unallocated Assets							-
Total Assets							36,867

AUSTRALIAN STOCK EXCHANGE
BII000287

Biotech International Limited
ACN 009 213 754
and Controlled Entities
Directors' Report
For the half year ended 31 December 2000

Review of Operations

Operating profit (before abnormals and income tax) for the half was $0.521 million compared to $0.593 million for the previous corresponding period. During this period research and development expenditure at Agen was increased from $0.523 million to $0.854 million.

Group sales for the half year were $11.334 million compared to $11.236 million in the December 1999 half year. Contributions to group sales were as follows:

	2000	1999
	$'000	$'000
Diagnostic products	6,112	5,913
Pharmaceutical products	5,034	5,144
Molecular biology products	188	179
Total sales	11,334	11,236

Agen's sales of diagnostic products increased slightly. Trading profit (before research & development and other income/expenses) increased from $1.709 million to $1.896 million (ie. up 10.9%). As stated above Agen increased its expenditure in research and development during the period. Subsequent to 31 December Agen announced that it has been successful in imaging blood clots. It has been reported that "this technique could revolutionize how pulmonary emboli are diagnosed clinically".

Biotech Pharmaceuticals sales declined slightly due to the negative impact on sales in July and August 2000 from the introduction of GST, the temporary withdrawal of a non-prescriptive product (sales of which have since fully recovered) and a one-off reduction contract manufacturing. However, the trading profit was increased for the period from $0.289 million to $0.323 million (ie. up 11.8%). This was a direct result of focusing on improved productivity and cost containment. Further improvement in this area is expected in the next six months.

Subsequent Events

Prior to 31 December 2000, Lozenge Pty Ltd (100% owner of Biotech Pharmaceuticals), a subsidiary of Biotech International entered into an option agreement to acquire the Milton business. On 1 February 2000 Lozenge exercised the option to purchase the Milton business for $3.0 million. The purchase was completed and the results will be included from 1 March onwards.

Directors

The names of the directors of Biotech International in office during the half year and until the date of this report unless otherwise stated are:

Ravindran Govindan
James Henderson
Wong Fong Fui (appointed 11 August 2000)
Mark Carnegie (appointed 13 November 2000)
Peter M'Callum Dowding (resigned 23 November 2000)
Roman Zwolenski (resigned 11 August 2000)
Saliba Sassine (resigned 11 August 2000)

Rounding

The economic entity has applied the relief available to it in ASIC Class Order 98/100 and accordingly certain amounts in the half year financial report and in this report have been rounded off.

Signed at Singapore in accordance with a resolution of the directors dated 8 March 2001.

Ravindran Govindan – Chairman of Directors

Biotech International Ltd

ASX Announcement

Biotech Completes Acquisition of Phytoprotein Biotech Pte Ltd

6th March 2001

Biotech International Limited (ASX: BII) today announced that it has completed the purchase of 31.25% stake in PhytoProtein Biotech Pte Ltd. The purchase will enable Biotech International to develop kits for the diagnosis of infectious diseases like Malaria, Melioldosis, Typhoid, Tuberculosis and Dengue Fever.

The company provides the technology for the production of immunogenic proteins using plant cell-based expression systems. These imitation proteins offer significant advantages in yield and safety over existing systems improving the sensitivity of antigens and the efficacy of vaccines.

In addition to providing funding, Biotech International will assist with the development and distribution of diagnostic kits using PhytoProtein's technology. Development of the technology will first concentrate on the production of antigens (immunogenic proteins) for use in diagnostic kits, and then extend to the production of human and animal vaccines.

"As there are no accurate ways of diagnosing tropical diseases like Malaria, Melioldosis, Typhoid, Tuberculosis or Dengue Fever, we believe PhytoProtein's technology has immense potential," said Ravi Govindan, Chairman of Biotech International. "As PhytoProtein expects to be the leading Asian-based bio-manufacturing facility based in Singapore, this purchase will strengthen our position in the international diagnostic market and more importantly enable us to move forward into the therapeutics arena."

Development will be in three stages - the production of antigens (immunogenic proteins) for use in diagnostic kits, followed by the production of animal and human vaccines. Initial production will be the Melioldosis antigen - the first in the world - with subsequent products targeted at Malaria, Typhoid, Dengue Fever, as well as other antigens and animal vaccines.

The international market for human vaccines is estimated to grow to $14 billion by 2001.

The PhytoProtein scientific team consists of Dr Anil Ratty, who achieved his doctorate in Biochemistry from the National University of Singapore and thereafter worked as a research scientist at Buffalo General Hospital and Roswell Park Cancer Institute, Buffalo, New York. Dr Ratty was also a research scientist at the Institute of Molecular and Cell Biology and the Defence Medical Research Institute in Singapore; and Dr Vijay Bhandari, who earned his PhD in Biochemistry from McGill University, Montreal. Dr Bhandari has also conducted post-doctoral training at the Institute of Molecular and Cell Biology in Singapore

Enquiries:
Jeff Carter
COO and CFO
Biotech International
02 8875 7898
www.biotechint.com

Joanna Sloh
Biotech International Singapore
0811 65 338 2777

Top 20 shareholders

5th March 2001

Please find below an updated Top 20 Shareholders List for Biotech International Limited as at 1 March 2001.

SHAREHOLDER	NUMBER OF ORDINARY SHARES	% OF ISSUED ORDINARY SHARES
National Nominees Limited	12,012,563	8.13
Mr Richard Tan	7,046,132	4.77
Mr Frederick John Lauritz	5,500,000	3.72
Asiaeagle International Ltd	3,950,000	2.67
Transocean Nominees Pty Ltd	3,286,052	2.22
C M Abbot Pty Ltd	2,700,000	1.83
Bow Lane Nominees Pty Ltd	2,040,000	1.38
F H Nominees Pty Ltd	2,000,825	1.35
Westpac Custodian Nominees Limited	1,828,960	1.24
Fitel Nominees Limited	1,256,243	0.85
Jenall Nominees Pty Ltd	1,123,118	0.76
Tarooba Nominees Pty Ltd	1,100,000	0.74
Hemisphere Trustees Limited	1,006,000	0.68
W H Management Services Pty Ltd	1,000,000	0.68
Ciaran Nominees Pty Ltd	968,334	0.66
Lorenson Pty Ltd	924,000	0.63
Heanda Pty Limited	903,598	0.61
Dreamaster Pty Ltd	895,836	0.61
Mrs Deborah Madge Lauritz	876,667	0.59
Mr David John Lauritz	819,799	0.55
	51,238,127	34.67

Cardiovascular Expert Joins Boards at Biotech & Agen

28th February 2001

Biotech International Limited (ASX: BII) today announced that international cardiovascular expert, American Professor Paul Eisenberg, would join the board of its 100%-owned subsidiary, blood-clot diagnostic manufacturer Agen Limited, and will chair Biotech International's Scientific Advisory Board.

Professor Eisenberg is Executive Director of Cardiovascular Discovery and Clinical Investigation at the Eli Lilly Research Laboratories, Indiana. He has been closely involved in the development of a new Agen diagnostic product, Thromboview, at the University of California, San Diego.

Professor Eisenberg will greatly enhance Agen's ability to develop and commercialise the company's pipeline of clot-diagnosis products and technology.

Professor Eisenberg is a member of the Thrombosis Council of the Arteriosclerosis, Thrombosis and Vascular Biology Council in the USA. He is a member of the editorial board of The Journal of Thrombosis and Thrombolysis and has published 83 research papers on the subject of cardiovascular disease and thrombosis. Professor Eisenberg is also fellow of American College of Cardiology and Council on Arteriosclerosis, Thrombosis and Vascular Bioloy, American Heart Association.

Prior to joining Eli Lilly, Professor Eisenberg served as a consultant and principal investigator in research numerous pharmaceutical and biotechnology companies, including: Boehringer Mannheim, Helena Laboratories, Bristol-Myers Squibb, Hoechst Marion Roussel, Ciba-Geigy, Merck, Rhone-Poulenc Rorer and Genentech.

Mr Ravi Govindan, Chairman of Biotech International, welcomed Professor Eisenberg to Agen's board. "Professor Eisenberg will greatly help bring Agen into the International community in the area of clot imaging and the whole spectrum of our diagnostic products pipeline in the thrombosis area. We look forward to Professor Eisenberg's active participation in the growth of Agen as a world-class in vivo diagnostic company."

Agen has a patent on an antibody, 3B6 which is being used to develop an injectable radiolabelled product to locate blood clots in humans for the diagnosis of conditions such as Deep Venous Thrombosis (clots in legs) and Pulmonary Embolism (clots in lungs) and heart attack.

Agen announced in February that the 3B6 humanisation phase of the project had been achieved with the successful demonstration of high quality imaging of blood clots in animal studies at the University of California. An international team with scientific and commercial expertise has now begun work moving the project into the next phase.

For more Information contact:

Jeff Carter
CHIEF OPERATING OFFICER
Biotech International
02 8875 7898

Russell Richards
GENERAL MANAGER
Agen Biomedical Limited
07 3370 6300

Biotech International Ltd

ASX Announcement

Biotech Acquires Further 25% Interest In Biotech Pharmaceuticals P/L

27th February 2001

Biotech International Limited (ASX:BII) today announced it has reached an agreement to purchase a further 25.1% of its 64.7% subsidiary Biotech Pharmaceuticals Pty Ltd. Biotech International will purchase the equity and convertible notes held by Quadrant (a Westpac Development Capital fund) and two other minority interest holders in Biotech Pharmaceuticals.

Consideration for the acquisition will be the issue of 5.2 million shares in BII at a price of 45 cents each. The 4.1 million shares to be issued to Quadrant will be subject to escrow for 6 months from date of allotment. Further, the issue of shares for the acquisition will be subject to shareholder approval.

As a result of the acquisition BII will increase its ownership of Biotech Pharmaceuticals to 89.8% and will also own 99.9% of the convertible notes issued by Biotech Pharmaceuticals. Upon conversion of the notes BII would be entitled to more than 90% of the issued capital in Biotech Pharmaceuticals and could move to compulsorily acquire the remaining minority interests.

Mr Chris Hadley, Managing Director of Westpac Development Capital, is to remain on the Board of Biotech Pharmaceuticals.

Mr Jeff Carter, Chief Operating Officer of Biotech International, said: "This purchase will be earnings per share positive from day one. The increased earnings and cash flow will be used to acquire further businesses and promote growth projects such as the further development of Agen's blood clot imaging project.

"We welcome another respected institution onto Biotech International's register and look forward to working with Quadrant on the continued development of our pharmaceuticals business. The acquisition will also rationalise the group structure."

Biotech Pharmaceuticals recently announced the purchase of the Milton Infant Hygiene brand from Procter & Gamble Australia. This purchase is expected to make a strong contribution to the earnings of Biotech Pharmaceuticals.

For more Information:

Mr Jeff Carter
COO AND CFO BIOTECH INTERNATIONAL
Ph: 02 8875 7898
www.biotechint.com

MEDIA RELEASE

BIOTECH INTERNATIONAL CONTINUES ON ACQUISITION TRAIL

In its fifth major announcement in two months Biotech International Limited (ASX:BII) today announced the purchase of a further 25.1 per cent of Brisbane-based Biotech Pharmaceuticals Pty Ltd, manufacturer of over-the-counter pharmaceuticals and healthcare products. This increases Biotech International's stake to almost 90 per cent and foreshadows a possible compulsory acquisition.

Biotech International will issue 5.2 million shares in BII at 45 cents each for the additional equity in Biotech Pharmaceuticals. The major vendor is Quadrant, a Westpac Development Capital fund which will receive 4.1 million Biotech International shares.

"This purchase will be earnings per share positive from day one," said Mr Jeff Carter, Chief Operating Officer of Biotech International. "This is consistent with our focus on building both strong earnings as well as strong growth.

"The increased earnings and cash flow will be used to acquire further businesses and promote growth projects such as Agen's blood clot imaging project.

"We are also pleased that the acquisition will simplify the group structure," said Mr Carter.

Mr Chris Hadley, Managing Director of Westpac Development Capital, said he was happy to be associated with a growth company like BII and will continue to assist BII in the development and expansion of its pharmaceuticals business. Mr Hadley is to remain on the board of Biotech Pharmaceuticals.

Since the start of December Biotech International has announced the intention to purchase an interest in Singapore-based PhytoProtein Biotech; announced the purchase by Biotech Pharmaceuticals of Milton Infant Hygiene; has raised $4.05 million via a share placement with investment bank UBS AG; and has received strong endorsement from Dr Timothy Morris - Associate Professor of Medicine, Division of Pulmonary and Critical Care Medicine, at the University of California San Diego - for 100%-subsidiary Agen's Thromboview blood clot imaging technology.

After this latest deal Biotech International will own 89.8% of shares in Biotech Pharmaceuticals and 99.9% of the convertible notes. Upon conversion of the notes Biotech International would be entitled to more than 90% of Biotech Pharmaceuticals' issued capital and could move to compulsorily acquire the remaining minority interests.

Biotech International's share price has risen from a low of 25.5 cents last year to 44 cents yesterday.

For more information:
Mr Jeff Carter Ph: 02 8875 7898
www.biotechint.com

Biote... **...tional Ltd**

02 FEB 12 AM 8:56

ASX Announcement

Future acquisitions & working capital

26th February 2001

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Biotech International Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	a) Ordinary fully paid shares b) 31/01/2003 55 cent options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	a) 9,000,000 b) 9,000,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	a) N/A b) Unquoted options, exercise price 55 cents, expiry 31/01/2003. One option for one fully paid ordinary share.
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	a) Yes. Rank equally in all repects with existing fully paid ordinary shares on issue. b) Yes. On exercise of the options the fully paid ordinary shares will rank equally in all respects with existing fully paid ordinary shares.

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — a) 45 cents
b) Attached to issue of fully paid ordinary shares

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Future acquisitions and working capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 21/02/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
147,789,957	Fully paid ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
3,550,000	Dir Opt Nov 2001
2,750,000	Condit Dir Opt Nov 2001
2,000,000	Emp Opt Nov 2001
250,000	Emp Opt Nov 2004
9,000,000	Unquoted Opt Jan 2003

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1 - 9,000,000 fully paid ordinary shares

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Biotech International Ltd

ASX Announcement

Details of Company Address

22nd February 2001

Biotech International Limited has moved its registered office to Level 9, 123 Epping Road, North Ryde, NSW 2113. Our new telephone number is (02) 8875-7898 and facsimile number is (02) 8875-7897.

For more Information:
Jeff Carter
COO and CFO Biotech International
Ph: (02) 8875 7898

Biotech International Ltd

ASX Announcement

Biotech buys Milton infant hygiene in Asia-Pacific

2nd February 2001

Biotech Pharmaceuticals Australia Pty Limited - a 65% subsidiary of Sydney-based listed biotechnology company Biotech International (ASX:BII) - today announced the purchase from Procter & Gamble Australia of the Milton Infant Hygiene brand. The purchase price is $3 million.

This purchase allows Biotech Pharmaceuticals to distribute Milton products in 12 courtries including Australia, New Zealand, Indonesia, Singapore and Malaysia. Biotech Pharmaceuticals believes the purchase will increase its existing sales base by around 25% per annum and should add additional growth in future years. The business will generate annual revenue of between $2.5 - 3 million per year for Biotech Pharmaceuticals and will almost double the company's annualised earning base.

Milton is widely recognised by hospitals and pharmacies as the leading specialist in infant hygiene products, including baby bottle and teat sterilisation. The brand has been in the baby sterilisation industry for more than 35 years and occupies a leading market position.

"This is an exciting expansion strategy for Biotech Pharmaceuticals," said Mr Gary Bird, general manager of Biotech Pharmaceuticals. "The existing profile of the Milton technology, their brand heritage and solid profit history creates the opportunity for us to grow the brand."

"We aim specifically to expand the technology beyond the infant category into the broader disinfectant market. Biotech Pharmaceuticals believes the purchase will lift our standing in the pharmaceutical and medical markets. We plan to increase the marketing budget on the Milton range."

Milton has access to close to 100% of the distribution channels in Australia and New Zealand via grocery, pharmacy and mass merchandising outlets.

Biotech Pharmaceuticals plans to appoint a brand manager for Milton, then extend Milton's product range to include washing products, baby wipes and lotions, nappy rash products, shampoos and other disinfectant product.

FOR MORE INFORMATION:

Mr Gary Bird	Mr Jeff Carter
GENERAL MANAGER	COO AND CFO
Biotech Pharmaceuticals	Biotech International
Ph: 07 3271 9618	Ph: 02 8875 7898
www.biotechpharmaceuticals.com.au	

MEDIA RELEASE

BIOTECH PHARMACEUTICALS BUYS MILTON INFANT HYGIENE IN ASIA-PACIFIC

2 February 2001

Biotech Pharmaceuticals Australia Pty Limited - a 65% subsidiary of Sydney-based listed biotechnology company Biotech International (ASX:BII) - today announced the purchase from Procter & Gamble Australia of the Milton Infant Hygiene brand. The purchase price is $3 million.

This purchase allows Biotech Pharmaceuticals to distribute Milton products in 12 countries including Australia, New Zealand, Indonesia, Singapore and Malaysia. Biotech Pharmaceuticals believes the purchase will increase its existing sales base by around 25% per annum and should add additional growth in future years. The business will generate annual revenue of between $2.5 – 3 million per year for Biotech Pharmaceuticals and will almost double the company's annualised earning base.

Milton is widely recognised by hospitals and pharmacies as the leading specialist in infant hygiene products, including baby bottle and teat sterilisation. The brand has been in the baby sterilisation industry for more than 35 years and occupies a leading market position.

"This is an exciting expansion strategy for Biotech Pharmaceuticals," said Mr Gary Bird, general manager of Biotech Pharmaceuticals. "The existing profile of the Milton technology, their brand heritage and solid profit history creates the opportunity for us to grow the brand."

"We aim specifically to expand the technology beyond the infant category into the broader disinfectant market. Biotech Pharmaceuticals believes the purchase will lift our standing in the pharmaceutical and medical markets. We plan to increase the marketing budget on the Milton range."

Milton has access to close to 100% of the distribution channels in Australia and New Zealand via grocery, pharmacy and mass merchandising outlets.

Biotech Pharmaceuticals plans to appoint a brand manager for Milton, then extend Milton's product range to include washing products, baby wipes and lotions, nappy rash products, shampoos and other disinfectant products.

This week Biotech International announced a major development in its blood clot imaging technology, with the publication of a positive report from Dr Timothy Morris, who for 12 months has been researching AGEN's new technology at the University of California, San Diego. Dr Morris said the technology could be "revolutionary" if result in animals could be replicated in humans. AGEN is a 100% subsidiary of Biotech International.

For more information:

Mr Gary Bird
General Manager Biotech Pharmaceuticals
Ph: 07 3271 9618
www.biotechpharmaceuticals.com.au

Mr Jeff Carter
COO and CFO Biotech International
Ph: 02 8875 7898

Biotech International Ltd

ASX Announcement

Biotech raises $4M via Placement with UBS AG

2nd February 2001

Sydney-based biotechnology company Biotech International Limited today confirmed the raising of $4.05 million via a placement with investment bank UBS AG.

UBS AG has bought 9 million shares at 45 cents. Each share has an option attached. The options have a strike price of 55 cents, with an expiry date of 31 January 2003.

Chairman of Biotech International, Mr Ravi Govindan, said: "We are delighted to have a institution with the reputation of UBS AG on our shareholder register. Our financial position has been greatly strengthened by the placement. Proceeds will be utilised for future acquisitions and to fund working capital for the group."

For more Information:

Mr Jeff Carter
COO and CFO
Ph: 02 8675 7898

Mr Ravi Govindan
CHAIRMAN
Ph: 0011 65 9787 7377

Biotech International Ltd

ASX Announcement

Major development in Agen/BII blood clot imaging technology

1st February 2001

Diagnostic technology for imaging blood clots that has been developed by Brisbane-based biotechnology company AGEN Biomedical Limited could be "revolutionary" if results of US animal experiments can be replicated in humans, a world expert has said.

The technology, Thromboview(TM), uses AGEN's clot-binding humanized antibody attached to an injectable radiolabelled molecule. Following injection of the product into patients, the radiolabelled antibody moves to D-dimer sites present on clots. Subsequent imaging of the patient with a gamma camera allows for confirmation of the diagnosis.

"With this new technology, the guesswork can be taken out of the diagnosis, since the clot images are distinct enough that they can be read without a great deal of subjectivity," said Dr Timothy Morris, who has been researching AGEN's new imaging technology in San Diego for 12 months. Dr Morris is Associate Professor of Medicine, Division of Pulmonary and Critical Care Medicine, at the University of California, San Diego.

"In animal models of pulmonary emboli, blood clots were imaged reliably with this technique as hot spots on nuclear scans," Dr Morris said. "Using widely available imaging technology, pulmonary emboli were visualized non-invasively and without exposure to potentially harmful contrast dye. Furthermore, the same technique could be used to diagnose leg thrombi almost simultaneously, saving money and time. If similar results are observed in humans, this technique could revolutionize how pulmonary emboli are diagnosed clinically."

AGEN, a wholly-owned subsidiary of Sydney-based biotechnology company Biotech International Ltd (ASX: BII), has a significant research and commercial interest in the diagnosis and management of Deep Vein Thrombosis and Pulmonary Embolism (blood clots in the lung).

Mr Russell Richards, General Manager of AGEN, said: "We are excited by the results from the study and look forward to moving ahead with this project to Phase I human studies as quickly as possible."

Next week the company will bring AGEN's international cardiovascular consultant Dr Paul Eisenberg together with contract clinical trial management specialists Kendle to develop a clinical plan for Phase I - III studies for the project. Current expectation of time to market is approximately three years.

Each year $US 3 billion ($A4.6 billion) is spent worldwide on imaging procedures to diagnose blood clots. "If the current indications for use with Deep Vein Thrombosis and Pulmonary Embolism prove to be correct AGEN's conservative estimate of revenue from

end user sales (eg sales to hospitals, etc) for an imaging product is $US250 million ($A380 million) per year," said Mr Richards.

For more information:

Mr Russell Richards	Mr Jeff Carter
General Manager Agen Biomedical Ltd	COO and CFO Biotech International
Ph: 07 3370 6300	Ph: 02 8875 7898

www.agen.com.au

Response to ASX Query re Share Price

Document date: Wed 31 Jan 2001 Released time: Wed 31 Jan 2001 10:26:43

ASX QUERY

We have noted a change in the price of the Company's securities from 28 cents on 29 January 2001 to 37 cents today. We have also noted an increase in the volume of securities traded.

In light of the price change and increase in volume, please respond to each of the following questions.

1. *Is the Company aware of any information concerning* it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (07) 3832 4114. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 8.30 a.m. Brisbane time) on Wednesday, 31 January 2001).

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

LISTING RULE 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

TRADING HALT

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

M Grundy
SENIOR COMPANIES ADVISOR

RESPONSE TO ASX QUERY

We refer to your price query request and answer your specific questions as follows:

Question 1 - No.

Question 2 - Not applicable.

Question 3 - The company announced last month the strengthening of its diagnostic business with the intended purchase of 35% of Singapore-based PhytoProtein Biotech Pte Ltd. The purchase will enable Biotech International to develop kits for the diagnosis of infectious diseases like Malaria, Melloidosis, Typhoid, Tuberculosis and Dengue Fever.

In addition, the company made a media release recently that Agen, a

100% subsidiary, plans to take its antibody technology and expertise to new levels with a project designed to improve existing diagnostic techniques to identify Deep Vein Thrombosis, which will assist in detection of blood clots associated with long-haul plane flights.

Further, in the ordinary course of its business the company continues to explore opportunities with biotech companies about possible alliances/purchases. None of these have been finalised as yet.

Question 4 - The company complies with ASX listing rules.

If you have any questions regarding these responses please contact me on (02) 8875 7898.

J Carter
CHIEF OPERATING OFFICER/CHIEF FINANCIAL OFFICER

Notice of Substantial Holder's Interest

30 January 2001

Richard Tan became a substantial shareholder in Biotech International Limited on 05/12/2000 with a relevant interest in the issued share capital of 7,046,132 ordinary shares (5.08%).

Biotech International Ltd

Media Release

Air Travellers should test for Genetic DVT risk: Blood Clot Expert

29th January 2001

Air travelers with a family history of blood clots should be checked thoroughly before flying and those at greatest risk should consider using short-term anticoagulants to protect themselves, a blood clot expert warned today.

Mr Russell Richards, general manager of Brisbane-based blood clot diagnostic manufacturer, Agen Biomedical, said that genetic dispostion to blood clots is probably one of the major causes of Deep Vein Thrombosis, yet most people fly without knowing their family history of blood clots. A recent study has shown that up to 30% of people who experience blood clots have a family history of the disease.

"Unfortunately most people with an inherited risk are unaware that they have the condition until they develop their first clot," said Mr Richards. "By that stage, of course, it can be too late. Screening tests for thrombophilias - disposition towards blood clots - are provided by most major pathology services in Australia. People who fly frequently, or who have a family history of clotting disorders, should arrange for a test for these conditions. Short-term, anticoagulants can be prescribed to protect against clot formation."

Brisbane-based Agen, a wholly-owned subsidiary of Sydney-based biotechnology company Biotech International Ltd (ASX: BII), has a significant research and commercial interest in the diagnosis and management of Deep Vein Thrombosis and Pulmonary Embolism (blood clots in the lung).

Doctors estimate that hundreds of people die each year from Pulmonary Embolism - the often fatal consequence of Deep Vein Thrombosis - following long-haul flights, many between Australia and Britain.

In addition to inherited thrombophilia, other conditions - such as chronic heart disease, lung disease, liver disease, cancer, pregnancy, recent surgery or immobility - can also lead to clots forming.

Agen manufactures laboratory blood tests that use an antibody to detect a protein (D-dimer) that is released into the blood when clots are broken down. D-dimer tests, first commercialised by Agen in 1985, are now used in hospitals worldwide to aid in the diagnosis of acute clotting disorders. Agen plans to take its antibody technology and expertise to new levels with a project designed to improve existing diagnostic techniques to identify Deep Vein Thrombosis.

"The project uses our clot-binding antibody attached to an injectable radiolabelled molecule," said Mr Richards. "Following injection of the product into patients, the radiolabelled antibody moves to D-dimer sites present on clots. Subsequent imaging of the

patient with a gamma camera allows for confirmation of the diagnosis." Agen's panel of scientific and clinical advisors will meet next month with international clinical trial management company Kendle to evaluate the final research data.

"If our final analysis backs up the early research data we will move quickly into initial patient studies," said Agen's Director of Development Dr Mike Gerometta. "What we could have here is a major improvement to current methods for diagnosing clots. This technology could also have wider medical and pharmaceutical applications."

For more information:

Mr Russell Richards	Mr Jeff Carter
General Manager Agen Biomedical Ltd	COO and CFO Biotech International
Ph: 07 3370 6300	Ph: 02 8875 7898

Biotech International Ltd

ASX NOTICE

Options exercised/Issued capital of shares

21st December 2000

Further to our letter dated 23 November 2000 we wish to confirm that 20,911,338 options have now been exercised. As such, Biotech International Limited has an issued capital of 138,789,957 ordinary fully paid shares. We also confirm that holding statements have been issued and dispatched.

J Carter
COMPANY SECRETARY

Biotech International Ltd

ANNOUNCEMENT

Strengthens Diagnostic Business/Investment in Phytoprotein

20th December 2000

Biotech International Limited (ASX: BII) today announced the strengthening of its diagnostic business with the intended purchase of 35% of Singapore-based PhytoProtein Biotech Pte Ltd. The purchase will enable Biotech International to develop kits for the diagnosis of infectious diseases like Malaria, Melioidosis, Typhoid, Tuberculosis and Dengue Fever.

PhytoProtein expects to be the leading Asian-based bio-manufacturing facility providing high-quality immunogenic proteins using plant cell expression systems to manufacture antigens, animal vaccines and human vaccines, with initial production targeted at tropical based infectious diseases.

Plant cell expression systems offer significant advantages in the manufacture of recombinant proteins. The proper folding and glycosylation of recombinants made by plant cells make these proteins more immunogenic, thereby improving the sensitivity of antigens and the efficacy of vaccines.

Agen Biomedical Limited, a wholly owned subsidiary of Biotech International, which develops advance diagnostics for human and veterinary medicines, will benefit most from the purchase.

The intended purchase will allow Biotech International to enter the animal and human vaccine market. Development will be in three stages - the production of antigens (immunogenic proteins) for use in diagnostic kits, followed by the production of animal and human vaccines. Initial production will be the Melioidosis antigen - the first in the world - with subsequent products targeted at Malaria, Typhoid, Dengue Fever, as well as other antigens and animal vaccines.

The PhytoProtein scientific team consists of: Dr Anil K Ratty, who achieved his doctorate in Biochemistry from the National University of Singapore and thereafter worked as a research scientist at Buffalo General Hospital and Roswell Park Cancer Institute, Buffalo, New York. Dr Ratty was also a research scientist at the Institute of Molecular and Cell Biology and the Defence Medical Research Institute in Singapore; and Dr Vijay Bhandari, who earned his PhD in Biochemistry from McGill University, Montreal. Dr Bhandari has also conducted post-doctoral training at the Institute of Molecular and Cell Biology in Singapore.

"We expect a positive earnings contribution from this investment within the next one to two years," said Biotech International's Chief Operating Officer Jeff Carter. "The investment will allow access to a new growth opportunity."

Chairman of Biotech International, Ravindran Govindan said, "Biotech International will provide global marketing strength for the new business which we expect to list on the Singapore Stock Exchange within three years."

The worldwide in vitro diagnostic business is estimated to be valued at more than A$35 billion, growing at 8% per annum. Veterinary vaccines generated global sales of more than A$4.5 billion in 1998 and the worldwide market for human vaccines is estimated to grow to A$14 billion by 2001.

Singapore offers a fertile environment for the development and growth of biotechnology companies because of the emphasis the Government of Singapore has placed on this sector, providing substantial grants and subsidies in excess of A$2 billion in the last 24 months.

For further information contact:

Mr Jeff Carter - 0419 414 901

Ms Joanna Soh - 0011 65 336 2777 (Singapore)

Biotech International Ltd

Biotech International Ltd

ANNOUNCEMENT

Biotech raises $3.9M via maturing options

11th December 2000

Biotech International Limited wishes to confirm the successful raising of $3.9 million from the maturing of its publicly-traded options.

The options, trading under the ASX code BIIO, matured on 30 November 2000, with an exercise price of 20 cents.

As a result of this capital raising Biotech International currently has $2.5 million cash on hand.

For further information please contact:

Jeff Carter, Chief Operating Officer, Chief Financial Officer: 0419 414 901

Biotech International Ltd

ANNOUNCEMENT

Biotech signs MOU with India's largest enzyme manufacturer

6th December 2000

Biotech International Limited today announced the signing of a memorandum of understanding with Advanced Biochemicals Limited (ABL), the largest industrial enzyme manufacturer based in Mumbai, India, to manufacture Biotech International's enzyme B230.

B230, when applied to paper pulp, improves the pulp's bleachability, resulting in a lower consumption of bleaching chemicals and producing less toxic effluent.

Biotech International has signed the memorandum of understanding through its Indian joint venture partner Esvin Biosys International Ltd (EBIL), based in Madras, India.

Advanced Biochemicals Limited employs 165 people. It has its head office in Mumbai and manufacturing plants in Nashik, India, and Chino, California. The company has been a market leader for seven years, producing enzyme for industries including pharmaceuticals, textiles, food and leather goods.

"We are excited to have this memorandum of understanding with India's largest enzyme producer," said Biotech International's chairman Mr Ravi Govindan. "India has a formidable reputation for low-cost production of enzymes. The first trial has been encouraging and we are eagerly waiting for the results of the next two trials. There is a great demand for such enzyme around the world and we are confident that we will be able to satisfy much of that demand through this agreement."

Preliminary investigations indicate a world market of 10 million litres a year, worth close to US$30 million. ABL has the potential to expand its capacity to meet this market volume.

Dr Robert Dunlop, General Manager of BII's Industrial Biosystems said, "We are very excited about working with ABL's team, which is well recognized in the production of industrial enzymes."

Biotech International also announced that it was discussing with Advanced Biochemicals Limited about distributing the Indian company's industrial enzymes in the Asia Pacific region outside India.

FOR FURTHER INFORMATION:

Dr Robert Dunlop - +61 8 9478 4753
Mr Jeff Carter - 0419 414 901
Mr Ravi Govindan - +65 336 2777 (Singapore)

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

NOTICE

Company Secretary Appointment/Appointment of CEO/CFO

29th November 2000

Biotech International Ltd announces the appointment of Mr Jeffrey Carter as a Joint Company Secretary of the Company and all of its wholly owned subsidiary companies, with effect from 1st December 2000.

Mr Carter takes up his appointment as Chief Operating Officer / Chief Financial Officer of the Group on that date.

G R Boden
COMPANY SECRETARY

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

NOTICE

Underwriting Of Options

29th November 2000

Biotech International Ltd announces that it has signed an underwriting agreement today, in relation to its publicly traded options.

The underwriting has been undertaken through FW Holst & Co Pty Ltd for an underwriting commission of 2.5%.

As a result, Biotech will receive $3,928 893, net of commission.

There are 20,148,170 options outstanding, with a strike price of twenty cents, under ASX code BIIO, which ceased trading on 23rd November 2000, and which will lapse if not exercised by 30th November 2000. Deferred settlement shares from the exercise of these options are trading under the code BIIN.

The underwriting agreement contains normal contingency clauses in relation to stock exchange movements prior to maturity.

G Boden
COMPANY SECRETARY

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

NOTICE

Appendix 3B - Exercise of 30/11/2000 Options

23rd November 2000

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Biotech International Limited

ACN or ARBN
009 213 754

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary fully paid shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	20,911,338
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	-

4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, rank equally in all respects with existing fully paid ordinary shares on issue
5. Issue price or consideration	20 cents
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 30/11/2000 20 cent options
7. Dates of entering securities into uncertified holdings or despatch of certificates	01/12/2000

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	138,789,957	ORD

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	3,550,000	Dir Opt Nov 2001
	2,750,000	Condit Dir Opt Nov 2001
	2,000,000	Employee Opt Nov 2001
	250,000	Employee Opt Nov 2004

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	-

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one) No listing fee payable. Shares to be issued on exercise of listed options.

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

G R Boden
COMPANY SECRETARY
23/11/2000

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

NOTICE

Notice of Expiry of Options

23rd November 2000

Biotech International Ltd advises that a complete notice of the expiry of options was sent to optionholders by express post on 22 November 2000.

Optionholders are reminded to act promptly to meet the exercise date of 30 November 2000.

G Boden
COMPANY SECRETARY

E.A. \\raider\barbara\My Documents\BII\Press\NoticeExpiryOptionsNov00.doc

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

MEDIA RELEASE

Results of AGM & Director Change

23rd November 2000

ANNUAL GENERAL MEETING

All resolutions put to shareholders in accordance with the notice of meeting were passed.

ADDITIONAL RESOLUTION

Mr Mark Carnegie was elected as a director in a resolution without notice, in accordance with S250R of the Corporations Law.

RETIREMENT OF DIRECTOR

Mr Peter Dowding did not stand for re-election as a director and therefore retires as a director with effect from 23 November 2000.

Following these changes the Board of the Company is comprised of:

Mr Ravi Govindan
Mr James Henderson
Mr Wong Fong Fui
Mr Mark Carnegie

RESIGNATION OF JOINT COMPANY SECRETARY

Mr Graeme Boden resigns as a Secretary of the Company with effect from 30 November 2000. Mr Michael Musso continues as Company Secretary, based at the Company's registered office in Sydney.

G R Boden
COMPANY SECRETARY

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

MEDIA RELEASE

Chairman`s AGM Address to Shareholders

22nd November 2000

As I chair my first Biotech International Annual General Meeting, let me tell you a little about myself for those of you who do not know.

I was elected chairman of Biotech International on 13th June 2000.

My background is in law, which I read at the University of Singapore. I presently head the Asia Pacific Regional office of Latona Associates Inc, a Hampton based private investment and financial advisory firm.

I am deputy chairman for the Horizon.com group of companies, listed on the Singapore Stock Exchange, and I am executive director of CircleCom Limited, which is listed on the Australian Stock Exchange.

Importantly for Biotech International, I formerly headed up the Fisher Scientific Group's operations in the Asia Pacific Region. Fisher Scientific is the leading global provider of high-quality scientific instrumentation, equipment, supplies and chemicals to the research, industrial, clinical, safety and biotechnology markets. Fisher has more than 250,000 products and services, serving thousands of customers in more than 145 countries and territories and operates a global biotechnology business similar to Biotech International through several of its subsidiaries.

THE YEAR 1999-2000

During now to Biotech International. The year of 1999-2000 was a solid one for your company, highlighted by a $3.4 million dollar net profit, derived from revenue of $27 million dollars. Revenue was 43% higher and net profit more than 200% higher than for the previous year.

On other fronts, as you are no doubt aware, it has not been the easiest of years. A drawn-out merger proposal with Peptech was ultimately unsuccessful, and there have been some changes on the board. As many of you are also aware and occasionally remind me, the company's share price has been flat.

The board is aware that the company trades on a price-earning ratio that is significantly lower than other profitable biotechnology companies, and we are confident that a new direction coupled with

good management appointments and continuing profits will lead to success for the company.

Let me turn now briefly to Biotech International's subsidiary companies.

AGEN

Agen, our wholly-owned subsidiary - which develops, manufactures and commercialises diagnostic tests for the detection of blood clots and infectious diseases - had another excellent year, introducing new products into the market, and increasing sales of many traditional products. Total sales increased to more than $14 million dollars.

Importantly, Agen consolidated and/or broke into new markets overseas and locally. During the year, the company completed the automation of its production process for major product lines, and continued to invest heavily in research and development. The company is conducting scientific due diligence on several cutting-edge biotechnology products in our related area.

The strength of Agen's intellectual property is no better illustrated than the recent announcement of the signing of a license agreement for D-dimer with Diagnostica Stago, a French company specialising in Hemostasis products.

All the major international companies in coagulation testing now either are licensed in Dimer from Agen or buy Agen manufactured products.

BIOTECH PHARMACEUTICALS

On the first of July this year another subsidiary, Biotech Pharmaceuticals, was sold into Wille Laboratories, and the latter company was renamed Biotech Pharmaceuticals Pty Ltd. The two businesses were complementary, and the board saw significant scope for cost reduction, product rationalisation and better capacity utilisation.

The two companies each recorded losses prior to the merger, but the merged company generated earnings of $900,000.

Today Biotech International owns 64.2 per cent of Biotech Pharmaceuticals.

Biotech Pharmaceuticals produces many different pharmaceuticals in various forms and contract manufactures many generic ethical pharmaceuticals. We are pleased to have been able to provide samples of the products for you today.

Sales growth continued throughout the year for contract manufacturing, and exports were achieved to the USA, South Africa, China and the Middle East, with sales to New Zealand doubling.

The pharmaceuticals operation recorded sales revenue of $11.2 million dollars for the year. The company is well aware that more and more pharmaceuticals are being sold through non-traditional outlets, like supermarkets. The company is exploring distribution of its products through these alternative channels.

INDUSTRIAL BIOSYSTEMS

Wholly-owned subsidiary Industrial Biosystems has been working with joint venture partner Esvin Biosys International Ltd towards the commercialisation of a product in India. This product, B230, when applied to paper pulp will improve its bleachability and therefore reduce the consumption of bleaching chemicals. For the paper and pulp industry, this would translate to an improved environment in the treatment of effluent waters.

The product has not been commercialised as originally anticipated due to operational problems with the manufacturing of the enzymes in India. This is further exacerbated by the development of substitutes. Consequently, Biotech International is currently reviewing the commercial viability of this project. The Board expects to make a further announcement regarding the outcome of this review in the near future.

JEMAKA

Another wholly-owned subsidiary, Jemaka, manufactures and distributes biological products to the Life Sciences market in Australia and internationally. Such products are used in the field of pathology, veterinary sciences, environment science and agriculture. Jemaka's major manufactured product is an enzyme under a licence from Hoffman La Roche. The Board believes that this business can be readily consolidated with companies in similar products and markets. The Board is seeking to acquire similar technologies or to merge or sell Jemaka.

STRATEGY

Let me now address the strategy for the company. The week before last, as promised, Biotech International posted a strategy outline to all shareholders.

In the paper we outline changes that are taking place in the biotechnology industry, both in Australia and overseas. More and more biotechnology companies are taking a global perspective, and Biotech International is also looking at international opportunities.

Your Board is looking to invest in the potential growth areas of life sciences and biomedical and high-end nutriceuticals and pharmaceuticals, which would make the company a significant player.

Your board is pursuing a global growth strategy, which will encompass building and growing the operations through strategic mergers and acquisitions so as to achieve critical mass in terms of size of business, management expertise and specialisation.

We are doing this with much forethought. The company is in the process of strengthening its management by recruiting world-class senior managers and board members with international experience in the biomedical and life sciences businesses.

I am particularly delighted to welcome our new Chief Operating Officer and Chief Financial Officer - Jeff Carter to your company. Jeff brings a wealth of experience to Biotech International, having worked for the past five years as Coca-Cola Amatil's Strategic Planning Manager. Previously he has held senior positions at Santos, CIBC Australia and Touche Ross.

Consistent with this, the Board also plans to strengthen its ability by seeking the advice and counsel of world-class biotechnology entrepreneurs and specialists. Such members will lift the Board's ability to make sound investment decisions in the ever-evolving biotechnology arena. It is envisaged that such advice will bring about strategic alliances and links with research institutions. In this industry, success depends on quality of scientists, physicians and regulatory specialists. The new team plans to change the focus of Biotech International, to become a truly international biotechnology company with substantial future global growth prospects.

The company has also committed itself to strengthening its investor and media relations with regular updates to the financial and scientific media and to the financial markets, including stockbrokers and fund managers. Shareholder newsletters will be distributed to keep you informed on the latest progress in the company.

On behalf of the Board, I would like to take this opportunity to thank our shareholders, our customers and, most importantly, our employees, for their support and efforts over the past year. The latter, in particular, have made wonderful contributions to the company. I believe we have every reason to look to the future with confidence.

R Govindan
CHAIRMAN

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

NOTICE

Notice of Expiry of Options

22nd November 2000

The Board of Directors of Biotech International Ltd (Biotech) wishes to advise its shareholder and optionholders that as a result of an error by Computershare Registry Services Pty Limited (Computershare), certain notices to holders of biotech options expiring on 30 November 2000 (options) which were mailed on 20 November 2000 were deficient.

Computershare is rectifying this error by sending new and correct copies of the following documents to each of the option holders:

a. a notice of expiry date of Options incorporating the information required by Appendix 6A of the ASX Listing Rules and;

b. notice detailing the terms and conditions of the Options and incorporating an option exercise form.

The Board confirms the expiry date of the Options is 4.00pm (Western Standard Time) on 30 November 2000 and that the Options will cease trading on ASX at the close of trading on 23 November 2000.

If share holders or optionholders have any queries they should contact Mr Graeme Boden, the Company Secretary, on +618 9388 8322.

G Boden
COMPANY SECRETARY

A.C.N. 009 213 754

MEDIA RELEASE

BII CLOT IMAGING PROJECT UPDATE

22 November 2000

Brisbane-based diagnostic manufacturer AGEN Biomedical Ltd, a subsidiary of Biotech International Limited (ASX: BII), announced today it had commenced animal studies to select suitable 3B6 antibody clone lines and had an international team with scientific and commercial expertise in readiness to move its blood clot imaging project into the next phase.

When available for sale, AGEN's clot imaging project, Thromboview, is expected to take more than 10% of the estimated A$500 million world wide market.

AGEN scientists have developed an antibody – 3B6 – which is linked to a radioactive tracer. This produces a signal when it attaches to a blood clot and the patient is put through an imaging machine. Doctors then have a clear idea of the location of the blood clot.

The original AGEN antibody has been re-designed by molecular engineering to remove the possibility of the side effects in humans due to mouse antibodies.

Animal studies are currently underway at the University of California San Diego to identify suitable clone candidates to produce the humanised antibody for the project. The completion for these studies is expected in January 2001. Assuming a successful outcome, AGEN this week concluded an agreement with Dr Paul Eisenberg, a US specialist in cardiovascular medicine, to advise on the project.

Effective clinical trial design and management is also crucial to the project. Under an agreement with Agen earlier this month, Kendle Pty Ltd, a Melbourne-based clinical research organisation, is preparing a development plan for advancement of the project.

"This project has great potential and I am very pleased that we will be ready to move quickly to the next phase if the UCSD studies are positive," said Dr Michael Gerometta, AGEN's Director of Product Development.

Biotech International announced in September an annual profit after tax of $3.4 million for the year ended June 2000 based on revenue of $27.2 million. The company's Annual General Meeting will take place in Melbourne on Thursday.

For further information:

Mr Russell Richards, General Manager
AGEN Biomedical Limited
Telephone: 61 7 3370 6300 www.agen.com.au

MEDIA RELEASE

BIOTECH INTERNATIONAL RECEIVES USDA APPROVAL FOR CAT HEARTWORM DIAGNOSTIC

Monday 20 November 2000

Brisbane-based Biotechnology company Biotech International Limited today announced the approval by the US Department of Agriculture of a rapid test for heartworm disease in cats. The test kit is produced by Biotech International subsidiary Agen Biomedical Ltd.

The test, Witness®, was developed by Agen in collaboration with Synbiotics USA and will be sold to vets alongside the Witness Canine Heartworm test and other tests in the Witness range.

Heartworm disease in cats is not as well recognized as the disease in dogs but has high prevalence in some areas. The market for the diagnostic test in cats, although not large initially, is expected to grow as awareness of the disease increases.

The process of registration in Japan with the Ministry for Agriculture and Forests and Fisheries has been initiated, but will take at least another 12 months.

The Witness® in-clinic tests have a prominent, international market position through collaboration with Synbiotics in the USA, Europe and Japan and directly through Agen in Australia and Asia. The simple format of the tests makes them suitable for in-clinic use providing a result for the veterinarian in about 10 minutes. Each Witness Feline Heartworm test will cost a veterinarian about $9.00.

"We expect to sell 50,000 of these tests into the first 12 months," said Agen General Manager Russell Richards. "Those numbers should increase as the market develops with growing awareness of the disease. The approval by the USDA gives access to the US market, the world's largest for these products."

Biotech International announced in June an annual profit after tax of $3.4 million, based on revenue of $27.2 million.

The company's Annual General Meeting will take place in Melbourne on November 23.

For more information:
Russell Richards, General Manager Agen Limited 07 3370 6300

Biotech International Ltd

MEDIA RELEASE

Biotech International Appoints New Director

17 November 2000

Biotechnology company Biotech International Limited has appointed Mark Carnegie, Chairman of the Singleton Advertising Agency, as a director.

Mr Carnegie is principal of private investment bank and private equity firm Carnegie, Wylie & company.

"We are delighted to announce that Mark has joined our board," said Biotech International chairman Mr Ravi Govindan. "His business background, both in Australia and overseas, will be invaluable as Biotech International begins its expansion policy, as outlined last week to investors."

A resolution will be put before shareholders at Biotech's annual general meeting on 23 November in Melbourne, in accordance with Section 250R of the Corporations Law, seeking to ratify Mr Carnegie's appointment as required by Biotech International's Constitution.

Biotech International announced in June an annual profit after tax of $3.4 million, based on revenue of $27.2 million.

FOR FURTHER INFORMATION CONTACT:

Mr Mark Carnegie - 02 9221 4766
Mr Ravi Govindan - 0011 65 336 2777 (Singapore)

BIOTECH INTERNATIONAL LIMITED

A.C.N. 009 213 754

MEDIA RELEASE

BIOTECH INTERNATIONAL APPOINTS COCA-COLA AMATIL EXECUTIVE AS COO / CFO

13 November 2000

Biotechnology company Biotech International Limited has appointed Coca-Cola Amatil executive Jeff Carter as Chief Operating Officer and Chief Financial Officer.

Reporting to the Board, Mr Carter will coordinate all group business activities. He will take up his new position on 1 December.

Mr Carter has spent the past five years as Coca-Cola Amatil's Strategic Planning Manager. He has held previous senior positions at Santos, CIBC Australia and Touche Ross.

"Jeff brings to Biotech International a wealth of experience, which will be invaluable to us as we move forward and build on our recent profitable year," said Biotech International Chairman Mr Ravi Govindan.

Biotech International announced in June an annual profit after tax of $3.4 million, based on revenue of $27.2 million.

The company's Annual General Meeting will take place in Melbourne on November 23.

For further information contact:

Mr Jeff Carter – 0419 414 901
Mr Ravi Govindan – 0011 65 336 2777 (Singapore)

10 November 2000

MEDIA RELEASE

DIAGNOSTICA STAGO ACKNOWLEDGES AGEN's D-DIMER PATENT POSITION

Brisbane Australia-based diagnostic manufacturer, AGEN Biomedical Ltd (subsidiary of Biotech International Limited), has signed a D-dimer license agreement with French company Diagnostica Stago. The license acknowledges AGEN's IP position covering D-dimer diagnostic kits, with a royalty now payable from sales of Stago's D-Di, Asserachrom and Liatest range of D-dimer products.

"Diagnostica Stago are a major coagulation specialist company and since their entry into this market have captured a significant percentage of the world-wide D-dimer testing market", says AGEN's General Manager Mr. Russell Richards.

AGEN holds international patents covering immunoassay diagnostic tests for D-dimer, the small protein that is released during fibrin clot breakdown.

"Abnormal levels are associated with acute thrombotic conditions such as Deep Vein Thrombosis and Pulmonary Embolism, hence a negative D-dimer measurement is a proven clinically useful diagnostic test in these diseases," reports Mr. Richards.

"The license will not only provide new royalty revenue to AGEN, which is significant in this growing market, but also adds to the recognition of AGEN's worldwide IP position on D-dimer and supports our strategy of enforcing this position."

Stago joins AGEN's other licensed D-dimer manufacturers Dade Behring, Fujirebio, Hemoliance (now owned by IL) and Organon Teknika.

AGEN LIMITED A.C.N. 010 664 123. 11 Durbell Street, P.O. Box 391, Acacia Ridge, Qld. 4110 Australia.
Telephone: (07) 3370 6300 Facsimile: (07) 3370 6370. Intl. Phone: 61-7-3370 6300 Intl. Facsimile: 61-7-3370 6370.

In March 2000 legal action was filed by AGEN in the US District Court in San Francisco California alleging that Biopool's manufacture and sale in the USA of D-dimer test kits infringes AGEN's U.S. patent. This action has not yet been concluded.

ENDS

Further information:

Mr Russell Richards, General Manager

AGEN Biomedical Limited

Telephone: 61 7 3370 6300

Facsimile: 61 7 3370 6370

E-mail: mail@agen.com.au

World Wide Web http://www.agen.com.au

Biotech International Limited

A.C.N. 009 213 754







2000 Annual Report

BIOTECH International Limited

Contents

BIOTECH INTERNATIONAL MISSION The Company's vision is to become a performance-based leader in the biotechnology sector focused on creating shareholder wealth through technology value addition, growth and profits. The Company will achieve its objectives through the development, manufacture and supply of technology-enhanced, safe and effective products into its target markets.

BIOTECH INTERNATIONAL BUSINESS Biotech International Limited operates diagnostic, pharmaceutical and industrial enzyme businesses.





CORPORATE DIRECTORY

Directors
Mr Ravindran Govindan
Chairman
Mr Peter Dowding
Non-exective Director
Mr James Henderson
Non-executive Director
Mr F F Wong
Non-executive Director

Company Secretaries
Michael Musso (Sydney)
Graeme Boden (Perth)

Registered Office
Fifth Floor
52 Philip Street
SYDNEY
New South Wales 2000
Telephone: +61 (0)2 9252 8455
Facsimile: +61 (0)2 9252 8466
e-mail: mail@biotechint.com
World Wide Web:
www.biotechint.com

Share Registry
Computershare Registry
Services Pty Ltd
Level 27
345 Queen Street
BRISBANE
Queensland 4000
Telephone: +61 (0)7 3237 2100
Facsimile: +61 (0)7 3229 9860

Auditors
Hall Chadwick
Level 20, AMP Tower
140 St George's Terrace
PERTH
Western Australia 6000

Solicitors
Steinepreis Paganin
Level 14, Chancery House
37 St George's Terrace
PERTH
Western Australia 6000

Bankers
Australia and New Zealand
Banking Group
7th Floor
77 St George's Terrace
PERTH
Western Australia 6000

Agen Limited
11 Durbell Street
ACACIA RIDGE
Queensland 4110
Telephone: +61 (0)7 3370 6300
Facsimile: +61 (0)7 3370 6370
e-mail: mail@agen.com.au
World Wide Web:
www.agen.com.au

Biotech Pharmaceuticals Pty Ltd
100 Antimony Street
CAROLE PARK
Queensland 4300
Telephone: +61 (0)7 3271 9600
Facsimile: +61 (0)7 3271 1315
e-mail: biotech@bit.net.au
World Wide Web:
www.biotechpharmaceuticals.com.au

Industrial BioSystems Pty Ltd
14A Brennan Way
BELMONT
Western Australia 6104
Telephone: +61 (0)8 9479 5378
Facsimile: +61 (0)8 9479 5396
e-mail: mail@biotechint.com

Biotech International Ltd
Perth Office
14B Brennan Way
BELMONT
Western Australia 6104
Telephone: +61 (0)8 9479 4753
Facsimile: +61 (0)8 9479 4759
e-mail: mail@biotechint.com

Esvin Biosys International Ltd
Esvin House, Perengudi
CHENNAI 600 096
India
Telephone: +61 44 496 1056
Facsimile: +61 44 496 1625
e-mail: tsv@vsnl.com

Chairman's Report

The past year has seen a deal of corporate activity, including the unsuccessful merger proposal with Peptech Ltd and the composition of the board changing almost entirely at the end of the financial year.

Against this backdrop, the group's operations have performed very well, with Agen consolidating its excellent sales performance of the previous year and Biotech Pharmaceuticals successfully implementing a difficult merger, which has turned two former loss makers into a profitable operation. More detail is provided in the following section, "Review of Operations".

The result of these successful operations was a record net profit after tax attributable to Biotech shareholders of $3.434 million, derived from total revenue of $27.227 million, and operating profit after tax of $2.676 million.

The net profit amounts to 3 cents per share on the presently issued capital and compares with the maiden profit of one cent per share in the previous year.

Progress on the group's two research projects was, once again, less than had been hoped for, in the 3B6 blood clot imaging and drug delivery project and the B230 xylanase paper pulp bleaching project. The board believes that the 3B6 has made significant progress recently and the focus will now be on how to exploit the potential of this product.

Peptech merger proposal

Biotech International and Peptech announced a proposed merger between the two companies, which would have seen Peptech as the surviving listed entity by offering 0.875 of a Peptech share per Biotech share. No offer was made to Biotech option holders.

For much of the period after the offer was announced, the market prices of the shares of the two companies did not support the offer differential and, by the close of the bid, Peptech had received acceptances for approximately 25% of the issued capital of Biotech International. Although the then directors of Biotech had supported the Peptech offer on the basis that it was conditional upon achieving at least 90 per cent acceptances, Peptech purported to waive this condition so that it could retain the 25% of Biotech for which it had acceptances. Biotech challenged the Peptech claim in Federal Court and the decision was in favour of the offer lapsing in its entirety.

Board composition

Prior to the end of the Peptech offer, discontent among Biotech shareholders emerged to the extent of a request for a general meeting to remove three of the Biotech directors and to elect Mr James Henderson and myself to the board. Agreement was reached subsequently, for the sale by Mr Fawcett of his shares and for the resignation of himself, Mr Bassett and Mr Little. The proposed general meeting was therefore not required.

Since the end of the financial year, Mr Zwolenski and Dr Sassine, who joined the board after Genesis Biomedical Ltd became the largest shareholder in the company, have resigned, Dr Sassine after Genesis Biomedical had sold its shares.

Mr F F Wong, a Singapore businessman who received his university education in Australia, joined the board in July.

Future Plans

The immediate concern of the board is to oversee the appointments of a high calibre and industry experienced Chief Executive Officer and a Chief Financial Officer.

The directors have announced to the ASX that they will be releasing reports on each of the diagnostics and pharmaceuticals businesses, following a review of the group's business operations and intellectual property portfolio. The board also plans to release, before the annual general meeting, the outline of its strategy to unlock the considerable value which it believes resides within the group.

The directors believe that the group is in a very sound operating position, with internal prospects for growth and also opportunities identified for acquisition, subject to detailed evaluation and financing availability to support the proposals. The board will also review the prospects for reinvigorating the 3B6 and B230 research projects, subject to continued achievement of technical milestones.

The Group's Employees

The year was one of many distractions in the corporate area and it is a credit to the professionalism and competence of the group's employees that they have remained focussed upon the matters which they can influence, with the resultant record sales and profit figures.

The board, on behalf of all shareholders, wishes to express its gratitude to all employees for their contribution during the year.

Ravindran Govindran
Chairman

27 September 2000

Review of Operations

AGEN

Agen Limited, a wholly owned subsidiary, is focussed on the development, manufacture and commercialisation of diagnostic tests for the detection of blood clot conditions in humans and infectious diseases in companion animals.

Technology

Agen operates from well equipped facilities in Acacia Ridge, in Brisbane, Queensland. The facilities are accredited for the manufacture of diagnostic products by the US Food and Drug Administration (USFDA), the US Department of Agriculture (USDA), the Australian Therapeutic Goods Administration (TGA) and under the international quality standard of ISO9001.

Agen's human diagnostic business is largely focussed on the blood clot and related disorders. Current products are diagnostic test kits under the SimpliRED, Dimertest and Simplify D-dimer brands. The products incorporate Agen's patented (3B6) D-dimer clot specific monoclonal antibody and are used as part of the clinical diagnosis where the underlying cause is blood flow being restricted by a clot. These include conditions such as Deep Venous Thrombosis (clots in legs), Pulmonary Embolism (clots in lungs) and heart attack.

Agen has also developed, in collaboration with international companies, a number of veterinary tests under the Witness label, targeting the companion animal market, principally cats and dogs. The Witness kits were developed by Agen in collaboration with Synbiotics Corporation, a USA headquartered specialist veterinary diagnostics company. Agen has rights to sell Witness products in the Asia Pacific region and is the exclusive distributor of Synbiotics products in Australasia and New Zealand. The Witness range is a technology leader in the veterinary disease diagnostic market.

Market development during 1999/2000

The introduction of Simplify D-dimer into Australia, USA and Europe signified a further strengthening of Agen's position in the D-dimer market. This simple test for blood clot disease in "in-clinic-test" format is particularly suitable for testing in non-laboratory situations.

In the laboratory D-dimer market, Agen has increased sales for D-dimer test kits suitable for use with high throughput automated instrumentation - a market growth area for D-dimer testing. The sales increase during the year from automated D-dimer products was less than that projected due to delays in development of some product lines. These new lines are now targeted for launch in the 2001 financial year.

Canine heartworm test kits continued to be Agen's largest selling veterinary test. Sales in the USA were under threat from new competitive products this year, but after the introduction of a revised format product, Agen maintained sales volume in the USA. A rapid feline heartworm test was launched in Australia and Europe, with



launch in the USA delayed due to USDA registration issues.

Sales of both human and veterinary diagnostic products increased compared to last year, consolidating the strong growth in the previous year. Total sales increased by 5% to $14.5 million.

Agen's products for both human and veterinary diagnosis have continued to be well received by Australian and New Zealand customers, with a dominant market position supported by strong sales of third party instruments by Agen's sales team.

The completion of automation of the production process for major product lines has this year given Agen an increased production capacity within its existing facility. The new efficiencies have also given an ability to respond more quickly to large production orders, increasing Agen's position as a reliable quality supplier of medical diagnostic products.

Research and Development

Agen has promoted its patent position for D-dimer this year with claims of infringement against Biopool, a USA company selling D-dimer and other haemostasis products. A successful outcome is anticipated.

Agen continues to invest in the development of products which will expand the application of its diagnostic products in its traditional markets. Several new products came on stream in June 2000.

The blood clot related field of medicine offers substantial commercial opportunity and is one in which Agen has a strong international network of collaborators. The fact that the Agen antibody, 3B6, binds specifically to the D-dimer site in blood clots makes it a strong technology platform to develop products to image and diagnose blood clots and as a system to deliver drugs such as anticoagulants to the specific site where they are needed. In 1998, Agen demonstrated in pre-clinical trials involving 20 human patients that 3B6 can be used to image deep vein thrombosis and pulmonary embolism.

The blood clot imaging project progressed through the 2000 financial year with humanisation of Agen's 3B6 antibody to remove the possibility of anti-mouse reactions in human patients, thereby increasing its acceptability for clinical use. The Scottish biotechnology company, Biovation, was contracted to develop clones for the project. Initially the clones generated by them were found to produce humanised 3B6 with insufficient activity for imaging application. Further work has made available more clones for evaluation, some with higher activity. Evaluation of these clones is expected to be complete in early 2001. If a suitable clone is isolated, a clinical plan will be prepared for Phase I studies in collaboration with an external contract research organisation.

BIOTECH PHARMACEUTICALS

Merger

On the 1st July 1999, the assets and business of the wholly owned Biotech Pharmaceuticals Ltd were sold into Wille Laboratories Pty Ltd and the latter company was renamed as Biotech Pharmaceuticals Pty Ltd. The two businesses were complementary, both with substantial under-utilisation of human and capital resources, and the merger offered scope for cost reduction, product rationalisation and better capacity utilisation.

At the conclusion of the merger, Biotech International Ltd beneficially owned 47.2 per cent of the combined company, with the former shareholders of Wille Laboratories holding the remainder. Subsequently, Biotech International has increased its equity in the pharmaceutical company to 62.7 per cent.

Facilities

The merger was implemented by the consolidation of the two operations onto the site which the company owns at Carole Park, in Brisbane. The facilities are licensed by the Therapeutic Goods Administration (TGA), for human pharmaceuticals, and the National Registration Authority, for veterinary pharmaceuticals. The site is also accredited for Good Manufacturing Practice (GMP) and under the international quality standard ISO9001.

Product range

The present product portfolio of Biotech Pharmaceuticals includes:

- galenical pharmaceuticals in liquid creams and ointments;
- branded over-the-counter (OTC) pharmaceuticals in liquids, creams, ointments and tablets;
- contract manufacture of pharmaceuticals and cosmetics in any of the above forms; and
- contract manufacture of generic ethical pharmaceuticals.

The rationalisation of the galenical product range, marketed under the "David Craig" and "Gilseal" brand names, was commenced and 60 products were deleted during the year.

The primary sales period for the company is during the winter months, with cough, cold and vitamin remedies.

Performance 1999-2000

The pharmaceuticals operation recorded sales revenue of $11.2 million for the year.

Traditional pharmacy distribution of galenical and branded OTC pharmaceuticals is in decline each year as supermarkets and specialty stores now distribute products which were major sales revenue sources within pharmacy. The company is exploring distribution of its products through these alternative channels.



Left: Some products of Biotech Pharmaceuticals: *Gold Cross Vitamins, Arthroflex for ostearthritis management, Medislim weight control products*

Contract manufacturing for other organisations was an effective and profitable part of the company's sales growth during the year and provides an opportunity to significantly increase the profitability of the company.

Additional exports, albeit on a relatively small scale, were achieved to USA, South Africa, China and the Middle East, whilst sales to New Zealand doubled.

The two entities which existed prior to the merger each recorded losses in the 1999 financial year, but the efficiencies generated from the combination have made an EBIT of $0.9 million, a turnaround of about $1.1 million.

The first year of the merger has seen the company internally focused. However, now that the business is operating efficiently, acquisition opportunities will be pursued during the coming financial year.

INDUSTRIAL BIOSYSTEMS

During the year, Industrial BioSystems Pty Ltd (IBS), a wholly owned subsidiary, has worked with Biotech's joint venture partner, Esvin Biosys International Ltd, towards the commercialisation of B230 Xylanase in India. The product, B230, is an enzyme applied to paper pulp to improve the pulp's bleachability, resulting in a lower consumption of bleaching chemicals. For pulp mills, this translates to an improved environment in the treatment of effluent waters.

Over the last two years there have been several unsuccessful attempts to contract manufacture the enzyme in India. These have foundered either because of difficulties with the facilities or in reaching commercial agreement. However, in the second half of the year, a manufacturing contract was signed with Malladi Drugs and Pharmaceuticals Limited (MDPL), Chennai. MDPL has established a B230 production facility in its subsidiary company Kausik Chemicals Limited (KCL).

KCL commissioned the plant in June, when scale-up trials commenced. Initial production yields of B230 were below target yields, but optimisation of the operating conditions is anticipated to reach required values within a short period of time.

MOLECULAR PRODUCTS

Jemaka Pty Ltd, a wholly owned subsidiary, manufactures and distributes biological products to the Life Sciences market, nationally and internationally. These products are utilised in the fields of pathology, veterinary sciences, environment science and agriculture. Jemaka's major manufactured product is an enzyme called Taq DNA Polymerase. This enzyme is manufactured by Jemaka, under licence from Hoffmann La Roche.

Highlights for the year were a significant increase in the sales of Jemaka's manufactured products and an almost doubling of sales to the international markets. Jemaka looks forward to continuing its growth in export markets and, with the commitment of the Australian government to increase research funding over the next five years, is optimistic of renewed growth in the local market.

Directors' Report

Your directors submit their report for the company and its controlled entities for the year ended 30 June 2000

DIRECTORS

The names and details of the directors of the Company in office during the year and until the date of this report are:

Mr Ravindran Govindan LLB
Non-executive Chairman. Appointed 13 June 2000.

Mr Govindan is a lawyer by profession and has 25 years experience as an investor and businessman, particularly in the Asia Pacific region, including Australia.

Mr Govindan is Chairman for the Asia Pacific Region of Latona Associates Inc, a US based private investment and financial advisory firm serving public and private companies worldwide.

Mr Govindan is also a director of listed Australian companies Earth Essence International Ltd and Circlecom Ltd.

Hon Peter McC Dowding LLB
Non-executive Director. Appointed August 1998.

Mr Dowding has been a barrister and solicitor for 30 years. From 1980 to 1990 he was a member of the State Parliament of Western Australia and Premier of the State from 1988 to 1990.

Mr Dowding is also a director of listed company St Francis Group Ltd

Mr James G Henderson B Com FCA
Non-executive Director. Appointed 21 June 2000.

Mr Henderson is the Principal of Transocean Securities Ltd, a Licensed Securities Dealer..

Mr F F Wong (Wong Fong Fui) B Eng(Chem)

Non-executive Director. Appointed 11 August 2000.

Mr Wong is the Group Managing Director of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Mr Wong retains his shareholding in various engineering and construction companies which he co-founded in the 1970s and also has interests in companies involved in food manufacturing and retailing, airlines, telecommunications and information technology.

Mr Roman Zwolenski B Sc FAICD
Executive Director.
Appointed March 1999. Resigned 11 August 2000.

Dr Saliba Sassine B Ec(Hons) PhD
Non-executive Director.
Appointed 23 June 2000. Resigned 11 August 2000.

Mr David R Fawcett
Non-executive director.
Appointed February 1998, resigned 21 June 2000.

Until his resignation, Mr Fawcett was Chairman of Directors and Chairman of both the Audit Committee and the Remuneration Committee.





Mr Clive Little
Non-executive Director.
Appointed October 1999, resigned 19 June 2000.

Mr Neville J Bassett ACA B Bus
Non-executive Director.
Appointed July 1998, resigned 13 June 2000.

Mr Bassett was a Member of the Audit Committee and the Remuneration Committee.

Mr Michael W Atkins B Com FCA
Alternate Director for Mr J G Henderson.
Appointed 23 June 2000

Mr Atkins has acquired significant experience in the formation and management of listed and unlisted companies, including various technology-based companies, and in international tax planning.

Since 1987 Mr Atkins has been involved in the management of several publicly listed companies in the resources sector and in technology companies. He is an executive director of Transocean Securities Ltd and a non-executive director of Menzies Gold Ltd and Servicepoint Ltd, two listed Australian companies.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutraceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals

There were no significant changes in the nature of the principal activities during the financial year.

OPERATING RESULTS

The consolidated operating profit of the economic entity, after income tax and eliminating outside equity interests, for the financial year ended on 30 June 2000 was $3,434,116 (1999 $1,074,289).

DIVIDENDS PAID OR PROPOSED

A dividend of 0.5 cents per ordinary share was paid in relation to the previous financial year, on shares held at the close of business on 22 November 1999. No dividend has been paid or is proposed by the company in relation to the year ended 30 June 2000.

REVIEW OF OPERATIONS, LIKELY DEVELOPMENTS AND EXPECTED RESULTS

A review of operations of the economic entity during the period, the results of those operations, the changes in the state of affairs and the likely developments in the operations of the economic entity are set out in the Chairman's Report and the Review of Operations. Other than as referred to in this report, further information as to likely developments in the operations of the economic entity would, in the opinion of the directors, be speculative and may hinder the economic entity in the achievement of its commercial objectives.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the Company were:-

30 November	Ordinary Shares	Options 2000	Options 2001
Peter McC Dowding	354,417	10,667	400,000
Ravindran Govindan	3,300,000	650,000	-
James G Henderson	-	-	-
F F Wong	2,500,000	-	-

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the economic entity during the financial year.

SIGNIFICANT EVENTS SUBSEQUENT TO BALANCE DATE

There are no other matters or circumstances that have arisen since the end of the year which significantly affected or may significantly affect the operations of the economic entity, the results of those operations, or the state of affairs of the economic entity in subsequent financial years.

SHARE OPTIONS

At the end of the period, there were 20,928,672 listed options in existence, exercisable at 20 cents and expiring on 30 November 2000. There were also 8,300,00 unlisted options, exercisable at 40 cents and expiring on 30 November 2001, and 250,000 unlisted options exercisable at 40 cents and expiring on 30 November 2004.

DIRECTORS AND EXECUTIVE OFFICERS EMOLUMENTS

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

- The remuneration structure for executive officers, including executive directors, seeks to emphasize payment for results by providing various reward schemes, including incentive payments on the achievement of sales and profit targets.
- The objective of the reward schemes is to reinforce both the short and long term goals of the company and to provide a common interest between management and shareholders.





Directors - Parent Entity

The emoluments of each director of the parent entity are set out below.

	Annual Emoluments					Long Term Emoluments	TOTAL
	Salary $	Directors Fees $	Incentive $	Non-cash Benefits $	Consulting Fees $	Super -annuation $	$
N J Bassett		17,399				2,223	19,622
P McC Dowding		18,333				2,172	20,505
D R Fawcett		48,764				8,003	56,767
R Govinda		2,466				173	2,639
J G Henderson		548				38	586
C Little		16,113				1,128	17,241
S Sassine		548			136,667	38	137,253
F F Wong							-
R Zwolenski	186,035		20,103	27,238		16,846	250,222

Directors - Economic Entity

The emoluments of each director of the economic entity who is not a director of the parent entity are set out below.

	Annual Emoluments					Long Term Emoluments	TOTAL
	Salary $	Directors Fees $	Incentive $	Non-cash Benefits $	Consulting Fees $	Super -annuation $	$
G Bird	89,184		20,000	15,874		6,242	131,300
M Davey		18,691				1,308	19,999
C Hadley							-

Executive Officers - Economic Entity

The emoluments of each of the five most highly remunerated executive officers of the economic entity, other than executive directors of the economic entity, are set out below

	Annual Emoluments				Long Term Emoluments	TOTAL
	Salary $	Consulting Fees $	Incentive $	Non-cash Benefits $	Super -annuation $	$
G Taylor	70,627		10,656	12,815	12,195	106,293
R Richards	59,010		14,061	13,653	13,997	100,721
A Telford	71,579		12,238	7,324	9,302	100,443
W Randolph		97,296				97,296
M Grove	78,661		9,588		8,398	96,647

DIRECTORS' MEETINGS

During the year, thirteen directors' meetings were held.

The number of meetings in which directors were in attendance is as follows:

	Directors' Meetings	
	No. of meetings held while in office	Meetings attended
N J Bassett	12	12
P McC Dowding	13	12*
D R Fawcett	12	12
R Govindan	2	2
J G Henderson	1	1
C Little	9	6
S Sassine	1	1
R Zwolenski	13	11

* Mr David Paganin attended 1 meeting as alternate for Mr Dowding

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors of the economic entity against a liability incurred in their role as directors of the economic entity, except where:

(a) the liability arises out of conduct involving a wilful breach of duty; or

(b) there has been a contravention of Sections 232(5) or (6) of the Corporations Law.

The total amount of insurance contract premiums paid for Directors' and Officers' Liability and Company Reimbursement cover was $36,850. This amount has not been included as part of directors' remuneration in Note 17.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Biotech International Ltd support and have adhered to the principles of Corporate Governance.

The company's Corporate Governance Statement is contained in the Additional Information to this Report.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The economic entity will always maintain appropriate environmental standards.

SIGNED in accordance with a resolution of the directors

Ravindran Govindran
Chairman

27 September 2000

Independent Audit Report

SCOPE

We have audited the financial report of Biotech International Limited and controlled entities comprising the Directors' Declaration, Profit and Loss Statements, Balance Sheets, Statements of Cash Flows, and the notes to the financial statements for the financial year ended 30 June 2000. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatements. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Biotech International Limited and controlled entities is in accordance with:

(a) the Corporations Law, including:

  (i) giving true and fair view of the company's and consolidated entity's financial position as at 30 June 2000 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Hall Chadwick
Chartered Accountants

Maurice Anghie
Partner

Perth, 27 September 2000

Directors' Declaration

In accordance with a resolution of the directors of Biotech International Ltd we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Law; including:

(i) giving a true and fair view of the company's and economic entity's financial position as at 30 June 2000 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 15 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Ravindran Govindran
Chairman

27 September 2000

Financial Statements

CONTENTS | Page

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
Total revenue	2	27,227,486	18,894,147	68,959	2,622,463
Operating profit (loss) before abnormal items and income tax	3	2,676,081	1,264,729	(1,215,756)	1,219,773
Abnormal items before income tax	4	2,294,000	190,440	1,541,656	265,093
Operating profit (loss) before income tax		382,081	1,074,289	(2,757,413)	954,680
Income tax expense (benefit) attributable to operating profit (loss)	5	(4,541,747)	-	(68,958)	-
Operating profit (loss) after income tax		4,923,828	1,074,289	(2,688,455)	954,680
Outside equity interests in operating profit (loss) after income tax		1,489,712	-	-	-
Operating profit (loss) after income tax attributable to members of the Parent Entity		3,434,116	1,074,289	(2,688,455)	954,680
Dividend provided		-	570,265	-	570,265
		3,434,116	504,024	(2,688,455)	384,415
Accumulated losses at the beginning of the financial year		(9,586,127)	(10,090,151)	(9,660,840)	(10,045,255)
Accumulated losses at end of the financial year		(6,152,011)	(9,586,127)	(12,349,295)	(9,660,840)

The accompanying notes form part of these financial statements

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
CURRENT ASSETS					
Cash	11	476,484	4,261,809	171,235	1,151,261
Receivables	12	4,830,974	3,500,630	558,792	2,734,997
Investments	14	1,216,757	120,989	1,152,492	-
Inventories	13	4,450,034	2,399,701	-	-
Other	18	497,107	185,141	39,823	36,949
TOTAL CURRENT ASSETS		11,471,356	10,468,270	1,922,342	3,923,207
NON-CURRENT ASSETS					
Receivables	12	-	-	2,718,911	2,810,686
Investments	14	329,811	1,126,200	21,404,749	22,241,051
Property, plant and equipment	16	9,184,532	6,604,335	68,890	75,069
Intangibles	17	7,343,920	4,669,850	-	-
Other	18	4,793,213	10,666,251	74,295	-
TOTAL NON-CURRENT ASSETS		21,651,476	23,066,636	24,266,845	25,126,806
TOTAL ASSETS		33,122,832	33,534,906	26,189,188	29,050,013
CURRENT LIABILITIES					
Accounts payable	19	3,614,252	2,187,406	200,908	49,141
Borrowings	20	1,813,231	3,854,273	750,000	3,800,000
Provisions	21	1,134,394	926,727	16,467	584,941
TOTAL CURRENT LIABILITIES		6,561,877	6,968,406	967,375	4,434,082
NON-CURRENT LIABILITIES					
Accounts Payable	19	280,555	-	-	-
Borrowings	20	4,264,793	176,936	11,841,930	9,258,068
Provisions	21	365,644	298,073	1,797	10,989
Other	22	-	10,669,904	-	-
TOTAL NON-CURRENT LIABILITIES		4,910,992	11,144,913	11,843,727	9,269,057
TOTAL LIABILITIES		11,472,869	18,113,319	12,811,102	13,703,139
NET ASSETS		21,649,963	15,421,587	13,378,085	15,346,874
EQUITY					
Issued Capital	23	25,727,380	25,007,714	25,727,380	25,007,714
Accumulated losses		(6,152,011)	(9,586,127)	(12,349,295)	(9,660,840)
Shareholdersí equity attributable to members of the parent entity		19,575,369	15,421,587	13,378,085	15,346,874
Outside equity interests in controlled entities	25	2,074,594	-	-	-
TOTAL EQUITY		21,649,963	15,421,587	13,378,085	15,346,874

The accompanying notes form part of these financial statements

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		24,141,975	17,563,818	-	104,655
Payments to suppliers and employees		(22,852,111)	(16,133,370)	(1,139,335)	(1,784,965)
Interest received		80,477	523,161	66,477	167,708
Borrowing costs		(438,829)	(406,508)	(81,061)	(368,508)
Income Tax paid		(17,810)	-	-	-
Net cash provided by (used in) operating activities	10	913,702	1,547,101	(1,153,919)	(1,881,110)
CASH FLOWS FROM INVESTING ACTIVITIES					
Loan from (to) controlled entity		-	-	4,159,681	877,516
Proceeds from sale of property, plant and equipment		10,874	244,532	2,395	77,392
Proceeds from controlled entity capital reduction		-	-	-	5,336,952
Proceeds from sale of investments		1,348,777	1,314,940	1,357,243	330,139
Proceeds from Government Grants		59,512	-	-	-
Purchase of property, plant and equipment		(969,330)	(986,530)	(15,350)	(90,219)
Purchase of investments		(2,429,476)	(173,527)	(2,429,476)	(1,219,409)
Purchase of controlled interest net of cash acquired		(315,903)	-	-	-
Purchase of additional interest in controlled entity net of cash acquired		(208,889)	(1,041,632)	-	-
Purchase of other non-current assets		(1,331,542)	(53,737)	-	-
Net cash provided by (used in) investing activities		(3,835,977)	(695,954)	3,074,493	5,312,371
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		2,616,135	1,233,466	762,579	1,233,466
Share buyback		(42,914)	-	(42,914)	-
Proceeds from borrowings		16,910,000	8,900,000	15,910,000	8,900,000
Repayment of borrowings		(20,137,340)	(12,575,868)	(18,960,000)	(12,500,807)
Terminaton of R&D Syndicate		67,274	-	-	-
Dividend paid		(570,265)	-	(570,265)	-
Net cash provided by (used in) financing activities		(1,157,110)	(2,442,402)	(2,900,600)	(2,367,341)
Net increase (decrease) in cash held		(4,079,385)	(1,591,255)	(980,026)	1,063,920
Cash at 1 July 1999		4,261,809	5,853,064	1,151,261	87,341
Effect of exchange rates on cash holdings in foreign currencies		-	-	-	-
Cash at 30 June 2000	11	182,424	4,261,809	171,235	1,151,261

The accompanying notes form part of these financial statements

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards and other Urgent Isues Groups, Consensus View and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of Biotech International Limited and all of its controlled entities. A controlled entity is any entity controlled by Biotech International Limited. Control exists where Biotech International Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Biotech International Limited to achieve the objectives of Biotech International Limited. A list of controlled entities is contained in Note 15 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense shown in the profit and loss statement is based on the operating profit before income tax adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits in relation to tax losses are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Inventories

Inventories are measured at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of stock mainly on the basis of the first in, first out method.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less, where applicable, any accumulated depreciation or amortisation.

The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

(d) Property, Plant and Equipment (cont)

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	2%
Leasehold improvements	4 - 10%
Plant and equipment	5 - 33%
Leased plant and equipment	15%

(e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments made reduce the liability.

(f) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in operating profit before income tax.

Non-current investments are brought to account at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities.

The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) Research and Development Expenditure

Research and Development costs are charged to operating profit before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

(h) Intangibles

Registered brand names, licences and other intellectual property

Registered brand names, licences and other intellectual property have been brought to account at valuation less amortisation on a straight line basis over twenty years.

(i) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the and of each month. Gains and losses arising on translation, including transaction costs, are brought to account in determining the profit and loss for the financial year.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit and loss statement when the exchange rates change. Any material gain or loss arising at the time of entering into hedge transactions is deferred and brought to account in the profit and loss account over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the profit and loss statement when the exchange rate changes.

(j) Employee Entitlements

Provision is made for the economic entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) Provision for Warranties

Provision is made in respect of the economic entity's estimated liability on all products and services under warranty at balance date. The provision is based on the economic entity's history of warranty claims.

(l) Cash

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments with less than 14 days to maturity.

(m) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(n) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets. Dividend revenue is recognised when the right to receive a dividend has been established. Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 2: REVENUE					
Operating activities:					
- sales revenue		26,158,907	18,230,788	-	-
- dividends received from other corporations		-	25	-	-
- interest received from controlled entity		-	-	-	2,500,000
- interest received from other corporations		122,963	162,951	64,155	17,642
- grants & development funding received		59,513	50,325	-	-
- management fee received - controlled entity		-	-	-	-
- rent received - other parties		36,000	74,085	-	2,000
- fees received		-	40,000	-	-
- other revenue		218,068	91,441	2,409	25,429
Total operating revenue		26,595,451	18,649,615	66,564	2,545,071
Non-operating activities:					
- proceeds on disposal of non-current assets		632,036	244,532	2,395	77,392
Total Revenue		27,227,486	18,894,147	68,959	2,622,463
NOTE 3: OPERATING PROFIT					
(a) Operating profit before abnormal items and income tax has been determined after:					
(i) Charging as Expenses:					
Borrowing costs:					
- other persons		507,578	338,376	148,293	328,513
- finance lease charges		59,570	6,891	-	-
Total borrowing costs expensed		567,148	345,267	148,293	328,513
Depreciation of property, plant & equipment		637,225	532,677	19,135	30,754
Amortisation of leasehold improvements		213,429	204,935	-	-
Amortisation of brand names		447,888	19,542	-	-
Amortisation of capitalised leased assets		161,412	21,826	-	-
Bad debts written off		788	5,853	-	-
Provision for doubtful debts		2,847	3,825	-	-
Provision for employee entitlements		67,627	260,610	-	25,472
Provision for warranties		7,634	76,826	-	-
Provision for stock diminution		151,331	21,625	-	-
Foreign currency translation losses		131,364	226,816	-	-
Loss on sale of Property, Plant and Equipment		7,782	72,872	-	924
Rental expense on operating leases		133,253	341,046	34,964	31,275
Research and development costs		3,823,914	2,225,182	-	-
Superannuation contributions		619,102	399,124	19,692	21,046
(ii) Crediting as Income:					
Foreign currency translation gains		57,089	2,358	-	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 4: ABNORMAL ITEMS					
Profit on sale of shares		(363,510)	(156,297)	(363,510)	(12,644)
(no income tax expense applicable)					
Termination payment		-	277,737	-	277,737
(no income tax expense applicable)					
Provision for diminution non recovery of amounts due from controlled entities		-	-	1,015,957	-
(no income tax expense applicable)					
Provision for diminution in value of investments		500,833	69,000	687,218	-
(no income tax expense applicable)					
Write off investment in other corporations		201,991	-	201,991	-
(no income tax benefit applicable)					
Write down of physical assets		200,227	-	-	-
(no income tax expense applicable)					
Goodwill written off		1,754,459	-	-	-
(no income tax expense applicable)					
Licenses written off		-	-	-	-
(no income tax expense applicable)					
Development costs written off		-	-	-	-
(no income tax expense applicable)					
Total Abnormal items before income tax		2,294,000	190,440	1,541,656	265,093
Total Abnormal items after income tax		2,294,000	190,440	1,541,656	265,093
NOTE 5: INCOME TAX EXPENSE					
The prima facie tax on operating profit is reconciled to the income tax provided in the accounts as follows:					
Prima facie tax payable/(benefit) on operating profit (loss) and extraordinary items before income tax at 36%		137,549	386,744	(992,669)	343,684
Add:					
Tax effect of:					
- non-deductible write off of goodwill		704,322	-	-	-
- other non-allowable items (net)		590,631	114,433	849,703	13,397
- rebateable dividends		-	-	-	(900,000)
Current year tax benefit not brought to account		-	-	-	542,919
Less:					
Recoupment of prior years tax losses not previously brought to account.		(825,594)	(501,177)	-	-
Abnormal tax item:					
Future income tax benefits brought to account		(5,148,655)	-	74,008	-
Income tax expense/(benefit) attributable to operating profit before income tax		(4,541,747)	-	(68,958)	-

Income tax of $343,764 is payable by the Economic Entity for the year ended 30 June 2000. No income tax is payable by the Parent Entity for the year ended 30 June 2000.

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 6: BAD AND DOUBTFUL DEBTS					
Bad debts written off to profit and loss account:					
- Trade debtors		788	5,853	-	-
Transfer to provisions for doubtful debts:				-	-
- Trade debtors		95	3,825	-	-
Total bad and doubtful debts expense		883	9,678	-	-
NOTE 7: REMUNERATION AND RETIREMENT BENEFITS					
(a) Directors' Remuneration					
Income paid or payable to all directors of each entity in the economic entity by the entities of which they are directors and any related parties		656,133	1,137,140		
Income paid or payable to all directors of the parent entity by the parent entity and any related parties				504,834	1,137,140
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:				Number	Number
$0 – $9,999				2	-
$10,000 - $19,999				2	2
$20,000 - $29,999				1	-
$50,000 - $59,999				1	1
$110,000 - $119,999				-	1
$130,000 - $139,999				1	-
$250,000 - $259,999				1	-
$380,000 - $389,999				-	1
$560,000 - $569,999				-	1

The names of parent entity directors who have held office during the financial year are:

Neville J Bassett (resigned 13/6/00)
Peter McC Dowding
David R Fawcett (resigned 21/6/00)
Ravindran Govindan (appointed 13/6/00)
James Henderson (appointed 21/6/00)
Clive Little (appointed 29/10/99, resigned 19/6/00)
Saliba Sassine (appointed 26/6/00, resigned 11/8/00)
Roman Zwolenski (resigned 11/8/00)

	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
(b) Executive Remuneration				
Remuneration received or due and receivable by executive officers of the economic entity, from entities in the economic entity and any related entities for management of the affairs of the economic entity, whose remuneration is $100,000 or more	307,456	1,370,550	-	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
Remuneration received or due and receivable by executive officers of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more		-	-	-	497,939
The number of executives whose income was within the following bands:					
$100,000 - $109,999		3	3	-	1
$110,000 - $119,999		-	1	-	-
$380,000 - $389,999		-	1	-	1
$560,000 - $569,999		-	1	-	-

NOTE 8: AUDITORS' REMUNERATION

Remuneration of the auditor of the parent entity for:				
- auditing or reviewing the financial report	73,636	44,000	20,698	10,000
- other services	60,106	42,867	60,106	42,867
	133,742	86,867	80,804	52,867

NOTE 9: EARNINGS PER SHARE

Basic earnings (loss) per share [cents per share]	2.96	0.98
Diluted earnings (loss) per share [cents per share]	2.67	0.94
(a) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	115,926,573	110,107,244

(b) Classification of securities

Diluted ernings per share is calculated after classifying all options on issue and all ownership based remuneration scheme shares remaining unconverted at 30 June 2000 as potential ordinary shares.

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 10: CASH FLOW INFORMATION					
(a) Reconciliation of cash flow from operations with operating profit after income tax					
Operating profit (loss) after income tax		4,923,828	1,074,289	(2,688,455)	954,680
Cash flows excluded from operating profit attributable to operating activities					
Loss (profit) on termination of R&D Syndicate		(70,927)	-	-	-
Non-cash flows in operating profit					
Amortisation & depreciation		1,459,953	778,981	19,135	30,754
Increase (decrease) in provisions		43,544	209,817	1,590,006	(24,427)
Revaluation of Physical Assets		123,293			
Acquisition of controlled entity		-	-	-	-
Write-off of goodwill		1,754,459	-	-	-
Write off of carrying value of investments		1,172,670	-	201,991	-
Movement in deferred taxes payable		(5,076,182)	-	(68,958)	-
Movement in income taxes payable		516,625	-	-	-
Losses (profits) on sale of property, plant and equipment		8,249	72,872	-	924
Losses (profits) on sale of investments		(391,351)	(65,997)	(363,510)	12,644
Decrease (increase) in receivables		(2,121,606)	(725,587)	2,322	(2,665,798)
Decrease (increase) in prepayments		101,130	(72,735)	1,783	(30,988)
Decrease (increase) in inventories		(1,525,650)	(287,963)	-	-
Increase (decrease) in trade creditors and accruals		(4,334)	563,424	151,767	(158,899)
Cash Flows from (used in) operations		913,702	1,547,101	(1,153,919)	(1,881,110)

(b) Acquisition of Business

On 1 July 2000, 47.23% of the controlled entity Lozenge Pty Ltd was acquired
Details of this transaction are:

Purchase consideration	1,420,364
Cash consideration	-
Cash acquired	(315,903)
Net cash (outflow)/inflow	(315,903)
Assets and liabilities held at acquisition date	
Receivables	635,193
Inventories	2,043,675
Other	61,864
Property, plant and equipment	2,404,274
Intangibles	1,625,273
Creditors	(2,087,988)
Borrowings	(4,762,283)
Provisions	(266,402)
	(346,394)
Goodwill on consolidation	1,583,966
Outside equity interests in acquisition	182,792
	1,420,364

Throughout the year, a further 15.5% of Lozenge was acquired for a cash consideration of $208,889. The total investment in Lozenge Pty Ltd at the year end was 62.73%

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
(c) Non-cash Financing and Investing Activities					
Aggregate fair value of plant and equipment acquired by means of finance leases which amount was not reflected in the statements of cash flows		760,829	118,055	-	-
(d) Credit Standby Arrangements with Banks					
Credit facility		8,100,000	3,850,000	3,850,000	3,800,000
Amount utilised		5,000,000	3,800,000	750,000	3,800,000
Unused credit facility		3,100,000	50,000	3,100,000	-

The major facilities are summarised as follows:

Banking Overdrafts

Bank overdraft facilities are arranged with an Australian bank with the general terms and conditions being set and agreed annually

Commercial Bill Facility:
$3.85 million variable interest rate facility provided by an Australian bank

NOTE 11: CASH

	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
Cash at bank	324,803	2,779,777	171,235	31,261
Deposits at call	90,000	1,420,000	-	1,120,000
Fixed term deposit	61,681	62,032	-	-
	476,484	4,261,809	171,235	1,151,261
Reconciliation of cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the balance sheet as follows				
Cash	476,484	4,261,809	171,235	1,151,261
Bank overdrafts	(294,061)	-	-	-
	182,423	4,261,809	171,235	1,151,261

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 12: RECEIVABLES					
CURRENT					
Trade debtors		4,510,806	2,671,655	-	-
Provision for doubtful debts		(90,095)	(81,000)	-	-
		4,420,711	2,590,655	-	-
Dividend receivable from controlled entity		-	-	-	2,500,000
Other amounts receivable from controlled entity		-	-	550,000	-
Sundry debtors		410,263	909,975	8,792	234,997
		4,830,974	3,500,630	558,792	2,734,997
Foreign currency receivables not effectively hedged:					
Japanese Yen		37,964	7,228	-	-
New Zealand Dollars		-	-	-	-
NON-CURRENT					
Amounts receivable from controlled entities		-	-	8,503,551	7,579,369
Provision for non-recovery		-	-	(5,784,640)	(4,768,683)
		-	-	2,718,911	2,810,686
NOTE 13: INVENTORIES					
Current					
Raw materials at cost		2,196,222	986,022	-	-
Provision for diminution		(109,501)	(45,797)	-	-
Raw materials at lower of cost and net realisable value		2,086,721	940,225	-	-
Work in progress at cost		1,508,352	820,952	-	-
Provision for diminution		(170,371)	(115,829)	-	-
Work in progress at lower of cost and net realisable value		1,337,981	705,123	-	-
Finished goods at cost		1,297,058	766,353	-	-
Provision for diminution		(102,229)	(12,000)	-	-
Finished goods at lower of cost and net realisable value		1,194,829	754,353	-	-
Total inventories at cost		5,001,632	2,573,327	-	-
Total provision for diminution		(382,101)	(173,626)	-	-
Total inventories at lower of cost and net realisable value		4,619,531	2,399,701	-	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 14: INVESTMENTS					
CURRENT					
Shares in other listed corporations at cost		2,112,401	430,718	1,152,492	-
Provision for diminution		(895,644)	(309,729)	-	-
		1,216,757	120,989	1,152,492	-
NON-CURRENT					
Shares in controlled entities at cost	15	-	-	26,845,995	28,082,028
Provision for diminution		-	-	(5,441,246)	(6,085,836)
		-	-	21,404,749	21,996,192
Shares in other listed corporations at cost		3,404,880	3,448,810	-	-
Provision for diminution		(2,865,174)	(2,607,835)	-	-
		539,706	840,975	-	-
Shares in other corporations at cost		202,341	285,225	-	244,859
		742,047	1,126,200	-	244,859
		742,047	1,126,200	21,404,749	22,241,051
Aggregate market value of listed investments		1,627,616	541,487	1,212,490	-

The directors considered that there was no additional permanent diminution in the carrying value of the non-current listed investments during the year and consequently no further provision for write down was necessary.

NOTE 15: CONTROLLED ENTITIES

(a) Investment in controlled entities and *contributions to consolidated profit (loss):*	Investment in Ordinary *Shares at cost*		Contributions *to Profit (Loss)*	
	2000	1999	2000 $	1999 $
Parent Entity:				
Biotech International Limited	-	-	(74,095)	(1,545,320)
Controlled entities of Biotech International Limited:				
Agen Limited	11,810,000	11,810,000	134,299	123,708
Agen Biomedical Limited	-	-	3,941,601	2,848,815
Agen International Limited	-	-	(1,045,447)	(1,750)
Agen Inc	-	-	(7,146)	(11,479)
Biotech International Investments Ltd	4,849,795	4,849,795	(1,759,764)	(22,147)
Lozenge Pty Ltd	-	-	358,419	-
Industrial Biosystems Pty Ltd	6	6	(744,391)	(466,091)
Biopulp Research & Development Pty Ltd	2	2	-	-
Resource & Industry Limited	10,186,192	11,422,225	(508,148)	111,579
HCL Nominees Pty Ltd	-	-	(200)	(660)
Jemaka Pty Ltd	-	-	87,924	36,695
Westar Capital Limited	-	-	(972)	939
	26,845,995	28,082,028	382,081	1,074,289

All the controlled entities were owned 100% by Biotech International Limited except for Lozenge Pty Ltd, in which Biotech International Ltd, through its wholly owned subsidiary, Biotech International Investments Ltd, has a 62.73% interest.

(b) Pursuant to Class Order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Biotech International Limited from the Corporations Law requirement for preparation, audit and publication of accounts.

Biotech International Limited and the controlled entities subject to the Class Order have entered into a Deed of Indemnity. The effect of the Deed is that Biotech International Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Biotech International Limited.

The aggregate assets and liabilities of the entities subject to the Deed and the aggregate result of these companies were:	Note	*Economic Entity* 2000 $	1999 $
Total Assets		23,664,315	33,534,906
Total Liabilities		4,622,971	18,113,319
Net Assets		19,041,344	15,421,587
Operating profit (loss) after income tax		2,900,091	1,074,289

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 16: PROPERTY, PLANT AND EQUIPMENT					
LAND, BUILDINGS AND LEASEHOLD IMPROVEMENTS					
LAND AND BUILDINGS					
Freehold land at cost		928,091	450,762	-	-
Freehold land at valuation		-	-	-	-
Total land		928,091	450,762	-	-
Buildings at cost		1,902,702	1,083,850		
Accumulated depreciation		(257,407)	(73,590)		
		1,645,295	1,010,260	-	-
Buildings at valuation		920,000	-	-	-
Accumulated depreciation		(372,371)	-	-	-
		547,629	-	-	-
Total land and buildings - owned		3,121,015	1,461,022	-	-
Leasehold improvements at cost		2,882,846	2,848,728	-	-
Accumulated depreciation		(2,515,643)	(2,309,240)	-	-
		367,203	539,489	-	-
At Valuation		2,492,276	2,492,276	-	-
Total leasehold improvements		2,859,479	3,031,765	-	-
Total land and buildings		5,980,495	4,492,786	-	-
PLANT AND EQUIPMENT					
At cost		6,187,372	4,246,778	81,384	70,662
Accumulated depreciation		(4,187,264)	(3,090,102)	(51,916)	(40,580)
		2,000,108	1,156,676	29,468	30,082
At Valuation		76,934	-	-	-
Total plant and equipment		2,077,042	1,156,676	29,468	30,082
FURNITURE AND FITTINGS					
At cost		574,925	685,418	49,376	49,376
Accumulated depreciation		(300,989)	(295,227)	(9,954)	(4,389)
		273,937	390,191	39,422	44,987
MOTOR VEHICLES					
At cost		9,883	9,883	-	-
Accumulated depreciation		(2,224)	-	-	-
		7,659	9,883	-	-
LEASED PLANT AND EQUIPMENT					
At cost		1,151,020	351,265	-	-
Accumulated amortisation		(305,620)	(58,392)	-	-
		845,400	292,873	-	-
CAPITAL WORKS IN PROGRESS					
At cost		-	261,926	-	-
Total property, plant and equipment at cost		13,636,840	12,430,886	130,760	120,038
Accumulated depreciation		(7,569,147)	(5,826,551)	(61,870)	(44,969)
		6,067,692	6,604,335	68,890	75,069
At Valuation		3,489,210	-	-	-
Accumulated depreciation		(372,370)	-	-	-
		3,116,840	-	-	-
		9,184,532	6,604,335	68,890	75,069

Valuations of land and buildings:

The basis of valuations of land and buildings is fair market value based on existing use. The following valuations have been carried out:

(i) Land at 1602 Beaudesert Road Acacia Ridge Qld was independently valued at $210,000 in July 1999 (book value $170,996). The valuation, which has not been recognised, was carried out by Mr BA Hall, a Fellow of the Australian Property Institute,

(ii) Land and buildings at 11 Durbell St Acacia Ridge Qld were independently valued at $1,200,000 in July 1999 (book value $871,247). The valuation, which has not been recognised, was carried out by Mr BA Hall, a Fellow of the Australian Property Institute.

(iii) In July 1998 the directors valued assets owned by Agen Ltd at the date of acquisition at book value plus a revaluation increment of $2,492,276.

(iv) In July 2000 the directors valued the improvements to the laboratories at Belmont, WA at zero (book value $200,227.

(v) The freehold land and buildings at Carole park, Qld were valued by Jones Lang Wooton in October 1990. On 9 May 2000, Brian Hall valued company's freehold land and buildings. At $1,915,000 (book value $1,697,506.)

The directors believe no adjustment is required to the value carried in the books.

	Note	Economic Entity		Parent Entity	
		2000	1999	2000	1999
		$	$	$	$
NOTE 17: INTANGIBLE ASSETS					
Brand names at valuation		5,995,934	4,689,392	-	-
Accumulated amortisation		(263,745)	(19,542)	-	-
		5,732,189	4,669,850	-	-
Licences and registrations at valuation		1,625,273	-	-	-
Accumulated amortisation		(13,542)	-	-	-
		1,611,731			
Total Intangibles		7,343,920	4,669,850	-	-

In May 2000 the Directors valued licences and registrations held bt Lozenge Pty Ltd at between $1,250,000 and $2,000,000.

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 18: OTHER ASSETS					
CURRENT					
Prepayments		141,324	185,141	35,166	36,949
Future income tax benefits		355,783	-	4,657	-
		497,107	185,141	39,823	36,949
NON-CURRENT					
Research & development syndicate deposit	33	-	10,666,251	-	-
Future income tax benefits		4,792,872	-	74,295	-
Other		341	-	-	-
		4,793,213	10,666,251	74,295	-
(a) The research & development syndicate deposit bank account was subject to a program of specific withdrawals in accordance with agreements entered into by a controlled entity.					
(b) The future income tax benefit is made up of the following estimated tax benefits:					
Tax losses		3,214,362	-	-	-
Timing differences		1,794,733	-	78,952	-
		5,009,095	-	78,952	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 19: ACCOUNTS PAYABLE					
CURRENT					
Trade creditors and accruals		3,614,252	2,187,407	200,908	49,141
NON CURRENT					
Accruals		280,555	-	-	-
Current liabilities not effectively hedged:					
French Francs		36,319	55,600	-	-
UK Pounds		4,050	2,250	-	-
US Dollars		78,982	-	-	-
NOTE 20: BORROWINGS					
CURRENT					
Commercial bills of exchange secured		750,000	3,800,000	750,000	3,800,000
Lease liability		250,599	54,273	-	-
Bank Loans secured		518,571	-	-	-
Bank overdraft		294,061	-	-	-
		1,813,231	3,854,273	750,000	3,800,000
NON-CURRENT					
Lease liability		533,364	176,936	-	-
Bank Loans secured		3,731,429	-	-	-
Wholly owned group controlled entities - unsecured		-	-	11,841,930	9,258,068
		4,264,793	176,936	11,841,930	9,258,068
Total secured liabilities		5,000,000	3,800,000	750,000	3,800,000

The commercial bills of exchange are secured by mortgage debentures over all the assets and undertakings of each company in the economic entity as well as first mortgages over certain freehold properties owned by certain controlled entities. Lease liabilities are secured by charges over the leased assets to which they refer.

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 21: PROVISIONS					
CURRENT					
Employee entitlements		469,390	290,621	6,473	14,676
Warranties		84,459	65,841	-	-
Dividend		-	570,265	-	570,265
Current Income tax		516,625	-	-	-
Deferred Income tax		63,920	-	9,994	-
		1,134,394	926,727	16,467	584,941
NON-CURRENT					
Employee entitlements		365,644	287,088	1,797	10,989
Warranties		-	10,985	-	-
		365,644	298,073	1,797	10,989
Total employee entitlements		835,033	577,709	8,270	25,665

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 22: OTHER LIABILITIES					
NON CURRENT					
Deferred tax liability		-	-	-	-
Research & development syndicate	31	-	10,669,904	-	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 23: ISSUED CAPITAL					
Paid-up Capital					
117,861,285 (1999 - 114,207,922) fully paid ordinary shares		25,727,380	25,007,714	25,727,380	25,007,714

(a) Paid up Capital	Shares	$
At the beginning of the financial year	114,207,922	25,007,714
Shares issued during the year		
– conversions during the year of 30/11/2000 options to shares	3,812,893	762,580
– buyback of shares 25/8/99	(159,530)	(42,914)
Balance of share premium reserve transferred to share capital	-	-
At the end of the financial year	117,861,285	25,727,380

(b) Share Options	30/11/2000 20c options	30/11/2001 40c options	24/11/2004 40c Options
At the beginning of the financial year	24,741,565	8,300,000	-
– lapsed during the year	-	-	-
– exercised during the year and converted to shares	(3,812,893)	-	-
– issued during the year	-	-	250,000
At the end of the financial year	20,928,672	8,300,000	250,000

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 24: RESERVES					
Share premium account					
At the beginning of the financial year		-	2,054,130	-	2,054,130
Premiums paid on issues of shares during the year		-	-	-	-
Share issue expenses		-	-	-	-
Transfer balance to issued capital		-	(2,054,130)	-	(2,054,130)
At the end of the financial year		-	-	-	-

	Note	Economic Entity 2000 $	Economic Entity 1999 $	Parent Entity 2000 $	Parent Entity 1999 $
NOTE 25: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
Outside equity interest comprises:					
Share capital		2,713,202	-		
Reserves		873,029	-		
Current Borrowings		550,000	-		
Non Current Borrowings		8,553	-		
Accumulated losses		(2,070,190)	-		
		2,074,594	-		
NOTE 26: CAPITAL AND LEASING COMMITMENTS					
(a) Finance Lease Commitments					
Payable					
- not longer than 1 year		279,515	64,339	-	-
- longer than 1 year but not longer than 2 years		264,643	125,071	-	-
- longer than 2 years but not longer than 5 years		351,978	76,618	-	-
Minimum lease payments		896,136	266,028	-	-
Less future finance charges		112,173	34,819	-	-
Total Lease Liability		783,963	231,209	-	-
The liability has been shown in the balance sheet as:					
Current liability		250,599	54,273	-	-
Non-current liability		533,364	176,936	-	-
		783,963	231,209	-	-
(b) Operating Lease Commitments					
Non-cancellable operating leases contracted for but not capitalised in the accounts					
Payable:					
- not longer than 1 year		234,791	200,843	32,839	-
- longer than 1 year but not longer than 2 years		214,578	43,552	34,481	-
- longer than 2 years but not longer than 5 years		117,434	87,939	69,961	-
		566,802	332,334	137,281	-

NOTE 27: CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystalise and consequently no provisions are included in the accounts in respect of these matters.

In respect of controlled entities:

(a) An action has been brought in the Supreme Court of Western Australia (CIV 1719 of 1996) by Geneva Finance Ltd (Receiver & Manager appointed) against a controlled entity and Mr Russell John Hawkins, a former director of the controlled entity, for repayment of $300,000 that represented funds withdrawn from a deposit account with Geneva Finance Ltd in July 1990.The statement of claim alleges that the directors of Geneva Finance Ltd, including Mr Hawkins (as a director of both Geneva Finance Ltd and the controlled entity), breached the provisions of section 229 of the Companies (Western Australia) Code and also common law duties. The claim further alleges that, in the circumstances, the controlled entity is deemed to hold the sum of $300,000 under a constructive trust in favour of Geneva Finance Ltd. The Directors believe, on the basis of information available and legal opinion, that the claim is misconceived, unsupported by the evidence and has no prospect of success. The controlled entity has denied liability for the amount claimed and will vigorously defend the action.

The controlled entity has agreed to indemnify Mr Hawkins against any cost or liability arising from his former role as a director of Geneva Finance Ltd, Geneva Securities Ltd or First Western Group Ltd arising from the action.

(b) An action has been brought in the Supreme Court of Western Australia (CIV 1876 of 1996) by Geneva Finance Ltd (Receiver and Manager appointed) against Mr Russell J Hawkins, a former director of a controlled entity, in his capacity as a director of First Western Group Ltd. A controlled entity has agreed to indemnify Mr Hawkins in respect of legal costs incurred by Mr Hawkins in defending the action where judgement is given in his favour.

	Note	2000 $	1999 $
NOTE 28: STATEMENT OF OPERATIONS BY SEGMENTS			
The economic entity derived income from the following activities:			
(i) Medical diagnostics			
- sales to customers outside the economic entity		14,523,158	13,835,570
- segment result		2,755,022	2,959,294
- segment assets		11,548,456	22,330,144
(ii) Pharmaceuticals			
- sales to customers outside the economic entity		11,238,020	4,003,873
- segment result		2,288,483	(22,147)
- segment assets		11,958,825	2,048,434
(iii) Molecular biology			
- sales to customers outside the economic entity		397,729	391,345
- segment result		99,216	36,695
- segment assets		124,231	180,784
(iv) Research & development			
- sales to customers outside the economic entity		-	-
- segment result		(524,194)	(466,091)
- segment assets		807,158	836,286
Total sales to customers outside the economic entity, all segments		26,158,907	18,230,788
Unallocated revenue		1,068,579	663,359
Economic entity total revenue		27,227,486	18,894,147
Total results, all segments		4,618,527	2,507,751
Unallocated expenses		(1,184,411)	(1,433,462)
Economic entity operating profit (loss)		3,434,116	1,074,289
Total assets, all segments		24,438,670	25,395,648
Unallocated assets		8,684,160	8,139,258
Economic entity assets		33,122,831	33,534,906

The above industry segments derive revenue from the following products and operations:

(i) Medical diagnostics
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) Pharmaceuticals
Manufacture and sale of pharmaceutical products.

(iii) Molecular biology
Manufacture and sale of biochemical products.

All operations are conducted within Australia

NOTE 29: SUPERANNUATION COMMITMENTS

All employees are entitled immediately upon joining employer companies within the economic entity to superannuation benefits and death and permanent and total disablement insurance benefits.

Superannuation contributions of 7% of employee wages and salaries are legally enforceable in Australia. The commitment to contribute exists only as long as the employment of these persons continues.

The superannuation funds to which the economic entity contributes are accumulation funds and benefits are paid in accordance with employee balances in the funds. At balance date, the assets of the funds were sufficient to satisfy all benefits that would have vested under the plans in the event of termination of the plans, and voluntary or compulsory termination of each employee.

NOTE 30: RELATED PARTY TRANSACTIONS

(a) Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(b) Share Transactions of Directors:	2000	1999
Directors' interests in the capital of the parent entity		
Ordinary fully paid shares	4,131,417	9,844,242
30/11/2000 options over ordinary shares	660,667	-
30/11/2001 options over ordinary shares	7,400,000	2,800,000

(c) Biotech International Limited is the Parent Entity of the Economic Entity

NOTE 31: INTEREST IN BUSINESS UNDERTAKINGS

Research and Development Syndicates

(a) AutoRED Research & Development Syndicate

On 29 December 1994, the controlled entities Agen Ltd, Agen Biomedical Ltd and Agen International Ltd entered into agreements for the conduct of a Research & Development Syndicate. During the year, it was determined that the R&D Programme being conducted by the Syndicate had resulted in technical failure and that prospects for commercialisation of the Research Results were unsatisfactory. Accordingly, the AutoRED Research & Development Syndicate was terminated on 11 February 2000. There were no adverse financial effects on any group entity as a result of the termination.

(b) Biopulp Research and Development Syndicate

The economic entity has a 1% interest in a royalty to be paid in relation to the sale of products arising from research and development expenditure upon biopulping and biobleaching processes (the Products) to be used in the paper manufacturing industry. The royalty rate was renegotiated and has been agreed as two percent of sales revenue invoiced for these products. The royalty may increase to a maximum of four percent. In addition to the above the economic entity has the right to a further 99% of the initial royalties up to a total of $5,888,893. This right represents an amount, including interest, previously advanced to the economic entity as a licence fee for the use of certain core technology in a joint venture arrangement. The joint venture was completed during the year ended 30 June 1995. Under the terms of the joint venture, this amount has now been advanced to the investor by way of a limited recourse loan. The security over the loan is limited to the future royalty stream from the sale of the products, if and when the technology is successfully commercialised and sales are generated. The Directors have considered it prudent not to recognise the asset related to the future royalties, as the realisation of this asset is contingent upon successful development and sale of the products.

NOTE 32: FINANCIAL INSTRUMENTS

(a) Derivative Financial Instruments

Derivative financial instrumaents are used by the economic entity to hedge exposure to exchange risk associated with *foreign currency transactions.*

The derivative financial instruments used by the entity are not recognised in the financial statements. Transactions for hedging purposes are undertaken without the use of collateral as only reputable institutions with sound financial positions are dealt with.

Unrecognised Financial Instruments

Forward Exchange Contracts

The economic entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regard to forward exchange contracts is detailed in Note 1(i). At balance date , the details of outstanding forward exchange contracts are:

	Buy Australian Dollars Sell United States Dollars		Average Exchange Rate	
	2000	1999	2000	1999
	$	$	$	$
Settlement				
0 - 6 months	4,233,929	2,305,919	0.5857	0.6500
6 - 12 months	3,465,887	-	0.5713	-

As these contracts are hedging anticipated future sales, any unrealised gains and losses on the contracts have been deferred and will be recognised in the measurement of the underlying transaction. Foreign exchange gains/(losses) are disclosed in note 3.

(b) Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

	Floating Interest Rate		Within One Year		1 to 5 Years		Non Interest Bearing		Total	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
(i) Financial Assets										
Cash and deposits	413,691	4,260,462	61,681	-	-	-	1,113	1,347	476,484	4,261,809
Receivables	-	-	-	-	-	-	4,830,974	3,500,630	4,830,974	3,500,630
Investments	-	-	-	-	-	-	1,958,802	1,247,189	1,958,802	1,247,189
R&D Syndicate	-	-		-	-	10,666,251	-	-	-	10,666,251
Total Financial Assets	413,691	4,260,462	61,681	-	-	10,666,251	6,790,889	4,749,166	7,266,260	19,675,879
Weighted average interest rate	5.10%	3.92%	5.75%			9.50%			0.34%	6.17%
(ii) Financial Liabilities										
Bills of exchange and promissory notes	-	-	750,000	3,800,000	-	-	-	-	750,000	3,800,000
Bank Interest & loans	4,544,061	-	-	-	-	-	-	-	4,544,061	-
Other loans	-	-	-	-	-	-	-	-	-	-
Trade and sundry creditors	-	-	-	-	-	-	3,894,807	2,187,406	3,894,807	2,187,406
Lease liabilities	-	-	250,599	54,273	533,364	176,936	-	-	783,963	231,209
R&D Syndicate	-	-	-	-	-	10,669,904	-	-	-	10,669,904
Total Financial Liabilities	4,544,061	-	1,000,599	3,854,273	533,364	10,846,840	3,894,807	2,187,406	9,972,831	16,888,519
Weighted average interest rate	5.45%		8.02%	6.01%	8.97%	9.50%			3.77%	7.47%

(c) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount , net of any provisions for doubtful debts of those assets as disclosed in the balance sheet and notes to the financial statements. Credit risk for derivative financial instruments arises from the potential failure by counterparties to the contract to meet their obligations. The credit risk exposure to forward exchange contracts is the net fair value of these contracts as disclosed in (d). The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

(d) Net Fair Values

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organaised financial market the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. For other assets and liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity. Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date approximated their carrying value.

(e) Terms, conditions and accounting policies for financial assets and liabilities not stated elsewhere in the notes to the financial statements.

Trade debtors

Trade debtors are carried at nominal amounts due less any provisions for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Trade Creditors and Accruals

Liabilities are recognised for amounts to be paid in the future for goods and services received whether or not billed to the economic entity.

The following additional information is required by the Australian Stock Exchange Limited and was the status on 11 September 2000.

Shareholding

(a) Distribution of ordinary shareholders and option holders:

Category (size of Holdings)	Number of Ordinary Shareholders	Number of Optionholders 30 Nov 2000	Number of Optionholders 30 Nov 2001	Number of Optionholders 30 Nov 2004
1 - 1,000	114	71	-	-
1,001 - 5,000	1,363	139	-	-
5,001 - 10,000	1,010	85	-	-
10,001 - 100,000	1,380	154	-	-
100,001 and over	131	35	5	1
	3,998	484	5	1

(b) The number of shareholders holding less than marketable parcels is 239 and the number of holders of November 2000 20 cent options with less than a marketable parcel is 190.

(c) 20 largest shareholders - fully paid ordinary share capital.

Name	Number of Ordinary Shares	% of Issued Ordinary Shares Held
1. Mr Richard Tan	5,610,545	4.76
2. National Nominees Limited	5,320,000	4.51
3. Mr Frederick J Lauritz	5,000,000	4.24
4. Transocean Nominees Pty Ltd	4,133,999	3.51
5. C M Abbott Pty Ltd	3,350,000	2.84
6. Asiaeagle International Ltd	3,300,000	2.80
7. F H Nominees Pty Ltd	1,773,334	1.50
8. Fitel Nominees Limited	1,214,936	1.03
9. Jenell Nominees Pty Ltd	1,123,118	0.95
10. Swan River Nominee Corporation Pty Ltd	1,060,000	0.90
11. Galnom No 1 Pty Limited	944,000	0.80
11. Lorenson Pty Ltd	924,000	0.78
12. Mrs Deborah M Lauritz	910,000	0.77
13. W H Management Services Pty Ltd	750,000	0.64
14. Mr Gary R Meyer	700,000	0.59
16. Phoenix Properties International Pty Ltd	700,000	0.59
17. Tarooba Nominees Pty Ltd	700,000	0.59
18. Dreamaster Pty Ltd	639,168	0.54
19. Benchmark Pty Ltd	618,319	0.52
20. F Fairthorne Junior Nominees Pty Ltd	600,000	0.51
	39,371,419	33.37

(d) There were no substantial shareholders listed in the Biotech International Limited register as at 11 September 2000.

(e) Optionholders

20 largest holders of listed options, exercisable at 20 cents on or before 30 November 2000, were as follows at 11 September 2000.

Optionholder	Options	% Held
1. Noble Investments Pty Ltd	2,175,779	10.40
2. Transocean Nominees Pty Ltd	2,074,358	9.92
3. Mr Richard Tan	1,435,587	6.87
4. Ciaran Nominees Pty Ltd (Super Fund)	730,000	3.49
5. Ciaran Nominees Pty Ltd	668,265	3.20
6. National Nominees Limited	650,001	3.11
7. Asiaeagle International Ltd	650,000	3.11
8. Hemisphere Trustees Limited	600,000	2.87
9. Mr Michael & Mrs Anne Arbon	539,334	2.58
10. Wealth Enterprises Ltd	389,910	1.86
11. Mr Alan W Sandbach	332,322	1.59
12. Colston Pty Limited	287,500	1.37
13. Darley Pty Ltd	260,084	1.24
14. Dreamaster Pty Ltd	256,668	1.23
15. Berrastar Pty Ltd	250,000	1.20
16. Mr Trevor & Mrs Carol Michell & The Wyatt Company Trustees Limited	235,334	1.13
17. Mr Alex Dell'Anna	203,000	0.97
18. Fitel Nominees Limited	185,765	0.89
19. Heanda Pty Ltd	183,334	0.88
20. Mr Samuel G Almond	170,000	0.81
	12,277,241	58.72

The names of the holders of unlisted options, exercisable at 40 cents on or before 30 November 2001, were as follows at 11 September 2000.

Optionholder	Options	% Held
1. Dr Saliba Sassine	5,000,000	60.24
2. Mr Roman & Mrs Philomena Zwolenski	2,000,000	24.10
3. Mr Graeme R Boden	500,000	6.02
4. Aperture Pty Ltd	400,000	4.82
5. Mandevilla Pty Ltd	400,000	4.82
	8,300,000	100.00

The name of the holder of unlisted options, exercisable at 40 cents on or before 30 November 2004, was as follows at 11 September 2000.

Optionholder	Options	% Held
1. Dr Paul R Eisenberg	250,000	100.00

(f) Voting Rights
No restrictions. On a show of hands every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(g) Stock Exchange Listing
Quotation has been granted for all the ordinary shares of Biotech International Limited and the options exercisable at 20 cents on or before 30 November 2000, on all Member Exchanges of the Australian Stock Exchange Limited.

(h) Director's Interest in Equity
The interests of each director in the share capital of Biotech International Ltd as disclosed by the register of director's shareholdings.

	Beneficially Held		Non Beneficially Held	
	Ordinary Shares	Options	Ordinary Shares	Options
P Dowding	354,417	410,667	-	-
R Govindan	-	-	3,300,000	650,000
J Henderson	-	-	-	-
F F Wong	2,500,000	-	-	-

The Board of Directors of Biotech International Ltd is responsible for the corporate governance of the economic entity. The board guides and monitors the business and affairs of Biotech International Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable. In considering the issue of corporate governance the board are cognisant of the fact that the board consists presently of only four members.

Composition of the Board

The composition of the board is determined in accordance with the following principles and guidelines:

- the board should comprise directors with an appropriate range of qualifications and expertise; and
- the board shall meet at least every second month and follow meeting guidelines set down to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

The directors in office at the date of this statement are:

Name	Position
Ravindran Govindan	Chairman
Peter Dowding	Non-executive Director
James Henderson	Non-executive Director
Wong Fong Fui	Non-executive Director

Committees

The Board has not established any committees because it is considered that the size of the Board renders this impractical and the full Board considers in detail all of the matters for which the directors are responsible. Although there is no Audit Committee, formal meetings are held between all of the directors and the external auditor, to discuss the findings of the half year review and the year end audit.

Board Responsibilities

As the board acts on behalf of the shareholders and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

Monitoring of the Board's Performance and Communication to Shareholders
In order to ensure the board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the chairperson.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the directors. Information is communicated to the shareholders through:

- the annual report which is distributed to all shareholders;
- the half-yearly report circulated to the Australian Stock Exchange Limited and the Australian Securities Investment Commission;
- announcements made to the Australian Stock Exchange Limited, under the continuous disclosure requirements of the listing rules; and
- the annual general meeting and other meetings called to obtain approval of board action as appropriate.

BIOTECH

A.C.N. 009 213 754

D 4110

70 6396
70 6370
au
u/bioint

NEWS RELEASE

02 FEB 12 AM 8:05

BIOTECH INTERNATIONAL LTD SIGNS D-DIMER LICENSE AGREEMENT WITH DIAGNOSTICA STAGO

Biotech International Ltd announces the signing by its wholly owned subsidiary, AGEN Biomedical Ltd, of a license agreement with Diagnostica Stago for AGEN's D-dimer patent.

Diagnostica Stago, a company based in France, specializes in Hemostasis diagnostic products. Stago has worldwide distribution and its share of the market for D-dimer test kits is one of the largest.

D-dimer is a molecule specific to blood clots and AGEN's patents; issued in the USA, Europe and Japan, cover testing for D-dimer to diagnose blood clot conditions.

"The signing of this agreement is important to AGEN as Stago has itself an excellent reputation for its scientific expertise in the field, " AGEN's General Manager, Mr Russell Richards said.

"The license will not only provide new royalty revenue to AGEN but also adds to the recognition of AGEN's worldwide IP position on D-dimer and supports AGEN's strategy of enforcing this position."

In March 2000, legal action was filed by AGEN in U.S. District Court in San Francisco California alleging that Biopool's manufacture and sale in the USA of D-dimer test kits infringes AGEN's U.S. patent. This action has not yet been concluded.

For further information, contact Mr Russell Richards on (07) 3370 6300

E.A. C:\My Documents\Biotech Int\Shareholders\ASX release 24Oct00.doc

Perth Office: 14B Brennan Way Belmont WA 6104 Australia
Tel: +61 (0)8 9478 4753 Fax: +61 (0)8 9478 4759 mail@bioint.agen.com.au www.agen.com.au/bioint

Biotech International Ltd

Preliminary Final Report

Profit Result

Biotech International Ltd announces for the year ended 30 June 2000:

- an operating profit before abnormal items and tax of $2.676 million, which compares with the previous year profit of $1.265 million; and
- an operating profit after tax attributable to members of $3.434 million, which compares with the previous year profit of $1.074 million.

Abnormal Items

The financial results reported for the period include the policy decisions made by the Board of Directors of Biotech International Ltd and previously announced to the market in respect of the following items: * the recognition of future income tax benefits within the group, $3.7 million after allowing for the outside equity interests of the pharmaceutical company; and * the reduction in intangible assets of the pharmaceutical group companies of $1.7 million.

However, the directors have reconsidered the decision previously announced in respect of the Agen Ltd brand names. After review of the external valuation, which was conducted and considering the likely profits to be generated by these assets, the directors are of the opinion that there is more than adequate support for the balance sheet values, which stood prior to the announced write down.

Revenues

Sales of the Company's pharmaceutical operations increased to $11.2 million, from $4.0 million in 1999. The previous year relates only to the Company's formerly wholly owned David Craig business, which was merged with the pharmaceutical company, Wille Laboratories Pty Ltd, with effect from 1 July 1999. The 2000 sales figure therefore relates to the combined performance of the merged entity.

Sales of diagnostic tests and reagents by Agen Ltd, a wholly owned subsidiary, increased by 5%, to $14.5 million for the year.

G R Boden
Company Secretary

****ENDS***

Released on 13th September 2000 on behalf of Biotech International Limited.

Preliminary Financial Results

Half yearly/preliminary final report
30-Jun-00

Name of entity
Biotech International Ltd
ACN 009 213 754

Equity accounted results for announcement to the market

				$A,000
Sales (or equivalent operating) Revenue (item 1.1)	up	43%	to	26,158
Abnormal items after tax attributable to members (item 2.5)				2,294
Operating profit (loss) after tax (before amortisation of goodwill) attributable to members (item 1.26)	up	220%	to	3,434
Operating profit (loss) after tax attributable to members (item 1.10)	up	220%	to	3,434
Extraordinary items after tax attributable to members (item 1.13)				-
Operating profit (loss) and extraordinary items after tax attributable to members (item 1.16)	up	220%	to	3,434

Dividends (distributions)	security	Franked amount per security at 36% tax
Final dividend (item 15.4)	nil	nil
Previous corresponding period (item 15.5)	0.5c	nil
Record date for determining entitlements to the dividend		

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Current period	Previous corres period
(The figures are not equity accounted)	$A,000	$A,000

1.1	Sales revenue	26,158	18,231
1.2	Other revenue	1,069	663
1.3	Total revenue	27,227	18,894
1.4	Operating profit (loss) before abnormal items and tax	2,676	1,265
1.5	Abnormal items before tax (detail in item 2.4)	-2,294	-191
1.6	Operating profit (loss) before tax (items 1.4+1.5)	382	1,074
1.7	Less Tax	4,542	-
1.8	Operating profit (loss) after tax but before outside equity interests	4,924	1,074
1.9	Less outside equity interests	1,490	0
1.1	Operating profit (loss) after tax attributable to members	3,434	1,074
1.11	Extraordinary items after tax (detail in Item 2.6)	-	-
1.12	Less outside equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	Total operating profit (loss) and extraordinary items after tax (items 1.8+1.11)	4,924	1,074
1.15	Operating profit (loss) and extraordinary items after tax attributable to outside equity interests (items 1.9+1.12)	1,490	0
1.16	Operating profit (loss) and extraordinary items after tax attributable to members (items 1.10+1.13)	3,434	1,074
1.17	Retained profits (accumulated losses) at beginning of period	-9,586	-10,090
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.2	Total available for appropriation (carried forward)	-6,152	-9,016

CONSOLIDATED PROFIT AND LOSS ACCOUNT CONTINUED		Current period $A,000	Previous corres period $A,000
1.2	Total available for appropriation (brought forward)	-6,152	-9,016
1.21	Dividends provided for or paid	0	-570
1.22	Aggregate of amounts transferred to reserves	-	-

1.23	Retained profits (accumulated losses) at end of period	-6,152	-9,586

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL		Current period	Previous corres period
		$A,000	$A,000
1.24	Operating profit (loss) after tax before outside equity interests (items 1-8) and amortisation of goodwill	4,924	1,074
1.25	Less (plus) outside equity interests	1,490	0
1.26	Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	3,434	1,074

INTANGIBLE, ABNORMAL AND EXTRAORDINARY ITEMS

		CONSOLIDATED - current period			
		Before Tax	Related Ta		After Tax attrib to members
		$A,000	$A,000	$A,000	$A,000
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	448	0	76	372
2.3	Total amortisation of intangibles	448	0	76	372
2.4	Abnormal items	2,294	0	0	2,294
2.5	Total Abnormal Items	2,294	0	0	2,294
2.6	Extraordinary items	-	-	-	-
2.7	Total Extraordinary Items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS

		Current Ye	Previous Year
		$A,000	$A,000
3.1	Consolidated operating profit (loss) after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	593	218
3.2	Consolidated operating profit (loss) after tax attributable to members for the 2nd half year	2,841	856

CONSOLIDATED BALANCE SHEET

(The figures are not equity accounted)

		At end of	last	As shown in last half yearly report
		$A,000	$A,000	$A,000
	Current Assets			
4.1	Cash	476	4,262	335
4.2	Receivables	4,831	3,500	3,633
4.3	Investments	1,217	121	1,770
4.4	Inventories	4,450	2,400	4,625
4.5	Other	497	185	11,706
4.6	Total current assets	11,471	10,468	22,069

	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments	330	1,126	1,033
4.9	Inventories	-	-	-
4.1	Exploration and evaluation expenditure capitalised	-	-	-
4.11	Development properties (mining entities)	-	-	-
4.12	Other property, plant and equipment (net)	9,186	6,605	8,853
4.13	Intangibles (net)	7,344	4,670	10,561
4.14	Other (principally Future Income Tax Benefits)	4,792	10,666	0
4.15	Total non-current assets	21,652	23,067	20,447
4.16	Total assets	33,123	33,535	42,516
	Current Liabilities			
4.17	Accounts payable	3,614	2,187	4,539
4.18	Borrowings	1,813	3,854	2,769
4.19	Provisions	1,134	927	613
4.2	Other	-	-	11,187
4.21	Total current liabilities	6,562	6,968	19,108
	Non-current liabilities			
4.22	Accounts payable	281	-	258
4.23	Borrowings	4,264	177	4,777
4.24	Provisions	366	298	233
4.25	Other (R&D Syndication)	0	10,670	0
4.26	Total non-current liabilities	4,911	11,145	5,268
4.27	Total liabilities	11,473	18,113	24,376
4.28	Net assets	21,650	15,422	18,140
	Equity			
4.29	Share capital	25,727	25,008	25,054
4.3	Reserves	-	0	-8
4.31	Retained profits (accumulated losses)	-6,152	-9,586	-8,993
4.32	Equity attributable to members of the parent entity	19,575	15,422	16,053
4.33	Outside equity interests in controlled entities	2,075	0	2,087
4.34	Total equity	21,650	15,422	18,140
4.35	Preference capital and related premium included as part of 4.31	-	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS

		Current period	Previous corres period
		$A,000	$A,000
	Cash flows related to operating activities		
7.1	Receipts from customers	24,142	17,564

7.2	Payments to suppliers and employees	-22,852	-16,133
7.3	Dividends received	-	-
7.4	Interest and other items of similar nature received	80	523
7.5	Interest and other costs of finance paid	-438	-407
7.6	Income taxes paid	-18	-
7.7	Other	-	0
7.8	Net operating cash flows	914	1,547
	Cash flows related to investing activities		
7.9	Payment for purchases of property, plant and equipment	-969	-987
7.1	Proceeds from sale of property, plant and equipment	11	245
7.11	Payment for purchases of investments	-2,429	-173
7.12	Proceeds from sale of investments	1,348	1,315
7.13	Loans to other entities	-	-
7.14	Loans repaid by other entities	-	-
7.15	Other (principally payments increasing value of Brandnames)	-1,273	-1,096
	Payment for purchase of controlled entity	-525	0
7.16	Net investing cash flows	-3,837	-696
	Cash flows related to financing activities		
7.17	Proceeds from issues of securities (shares, options, etc.)	2,616	1,234
7.18	Proceeds from borrowings	16,910	8,900
7.19	Repayment of borrowings	-20,137	-12,576
7.2	Dividends paid	-570	-
7.21	Other	24	0
	Finance lease principal		0
7.22	Net financing cash flows	-1,157	-2,442
	Net increase (decrease) in cash held	-4,080	-1,591
7.23	Cash at beginning of period (see Reconciliation of cash)	4,262	5,853
7.24	Exchange rate adjustments to item 7.23	-	-
7.25	Cash at end of period (see Reconciliation of cash)	182	4,262

NON-CASH FINANCING AND INVESTING ACTIVITIES		Current period	Previous corres period
Details of financing and investing transactions which have had a material effect on		$A,000	$A,000
	Acquisition of plant and equipment by means of finance leases	761	118

Biotech International Ltd

NEWS RELEASE

BIOTECH INTERNATIONAL LTD ANNOUNCES RECORD PROFIT FOR YEAR
PROFIT UP BY 221% EARNING PER SHARE UP 200%
DIRECTORS CONDUCT REVIEW OF COMPANY
FORESHADOW REPORT TO MARKET

Biotech International Ltd, one of Australia's leading biotechnology companies today announced a 221% increase in operating profit for the year ended 30 June 2000.

Biotech's record operating profit after tax of $3.434 million for the past year compared with the maiden profit of $1.07 million achieved the previous year. Earnings per share increased to 3 cents, a 200% increase on the 1 cent per share earned the previous year.

The Chairman of Biotech, Mr Ravi Govindan said the result was extremely pleasing and made Biotech International one of the strongest performers in the Australian biotechnology sector.

Operating profit before abnormals was $2.76 million, compared with $1.265 million for the previous year.

The result was underpinned by strong performances by the Company's diagnostic and pharmaceutical businesses.

Sales by the Company's pharmaceuticals business increased to $11.2 million from $4.0 million in1999. Sales by wholly owned subsidiary Agen Ltd. increased by 5% to $14.5 million.

REVIEW OF OPERATIONS

Mr Govindan said that the Company's new board had conducted a review of the Company's business operations and intellectual property portfolio.

Mr Govindan said the board would be releasing two reports of the review of operations covering the pharmaceutical and biotechnology businesses.

"We believe the review will show that the Company is in very good shape as is evidenced by the results announced today," said Mr Govindan

"The board also plans to release ahead of the Annual General Meeting in November the outline of a strategy that is designed to unlock the very substantial value that is resident within the Company," said Mr Govindan.

"Biotech International is one of the very few profitable biotechnology companies in Australia. In addition to very sound fundamentals and a strong balance sheet, the Company has a good portfolio of intellectual property and the prospects for ongoing growth are excellent."

ENDS

Released on 13th September 2000, by Mr Ravi Govindan, on behalf of Biotech International Ltd. For further information, please contact Mr James Henderson on 0419 900 786.

Biotech International Ltd

Announcement to Australian Stock Exchange On 14 August 2000

Changes in Directors

Resignations

Biotech International Ltd ("Biotech") announces the resignations of Mr Roman Zwolenski and Dr Saliba Sassine from the board of the Company and its subsidiaries, with effect from 11 August 2000.

Mr Zwolenski resigns for personal reasons, to return to live in Sydney. Dr Sassine's resignation is a consequence of the announcement made today by Genesis Biomedical Ltd that it has sold its shareholding in Biotech and intends to intensify its focus on emerging opportunities in its business.

The Chairman of Biotech, Mr Ravi Govindan, said that he understood the reasons for the sale by Genesis Biomedical Ltd, so that it could concentrate upon its exciting business plans.

Mr Govindan thanked the two departing directors for the contributions which they had made over many years service, by Mr Zwolenski to Agen Limited, now a subsidiary of Biotech, and since the incorporation of Biotech in the case of Dr Sassine.

Appointment

Biotech also announces the appointment of Mr F F Wong as a director of the Company.

Mr Govindan said that Mr Wong is a Singapore-based businessman who will bring a wealth of corporate and commercial experience to the board of Biotech.

The Board of Biotech is now comprised of Mr Ravindran Govindan, Hon Peter Dowding, Mr James Henderson and Mr F F Wong.

Mr Govindan said that he believed that the Biotech board now contained a good blend of corporate and capital market experience to enable the Company to enter a substantial phase of growth.

G R Boden
Company Secretary

Biotech International Ltd

Announcement to Australian Stock Exchange On 14 August 2000

Sale of Shareholding in Biotech International Ltd

Genesis Biomedical Ltd (Genesis) advises that it has sold 6.6 million shares in Biotech International Ltd (Biotech) representing the majority of Genesis' interest in Biotech. The shares were sold for 42 cents each in a special off-market transaction.

The Chairman of Genesis Dr Saliba Sassine said the sale follows Genesis' recent agreement with German tissue engineering group co.don AG (co.don) to conduct a feasibility study into the establishment of a joint venture tissue engineering and transplantation facility in the Asia Pacific region.

"Genesis business development strategy is gaining significant momentum and it was decided to focus all our resources on our core business activities," said Dr Sassine.

"We strongly are of the view that Biotech is very much undervalued, but we had to make a decision to focus on our own businesses.

"Our first integrated musculoskeletal clinic is now complete. The West Perth clinic is a world's best model and will set a new standard in the field of rehabilitation and treatment. The next two clinics are set to open in Melbourne and Sydney by October and they will be followed by clinics in Auckland, Brisbane and Adelaide."

Dr Sassine also resigned from the board of Biotech to concentrate on his role as Chairman and CEO of Genesis.

The Chairman of Biotech, Mr Ravi Govindan said he appreciated why Genesis sold and wished the company well.

"Genesis, like Biotech, has exciting business plans," said Mr Govindan.

G R Boden
Company Secretary

Newsletter to Shareholders

11 December 2001

Dear Shareholder,

To keep you informed of your company's activities and successes, I am writing this letter to update you specifically on a recent commercial evaluation of what we believe to be a breakthrough in blood clot imaging diagnostics-Agenix' ***Thromboview***™ technology. Prior to our recent AGM we released highlights from this report to all interested parties through an ASX announcement. We also discussed this at the AGM and comments from this report were included in the Chairman's address, a copy of which can be found on our website under the Investor Relations section. As a shareholder we felt it important to provide you with this summary to keep you informed of the progress that your company is making in this exciting program.

Agenix, through its proprietary monoclonal antibody technology, has positioned itself to become a world-class thrombosis and blood clot diagnostic specialist. Agenix has two operating subsidiaries, AGEN Biomedical and Milton Pharmaceuticals. These subsidiaries provide Agenix with the revenues and profits to fund the development of the ***Thromboview***™ technology.

It has been estimated, by GTH Capital, that upon successful commercialization, ***Thromboview***™ will address a market worth in excess of US$ 700 million.

KPMG were mandated by the Board of Agenix to conduct a commercial evaluation of ***Thromboview***™, our diagnostic blood clot-imaging product currently under development. This document summarizes the final report, "Commercial Evaluation of Thromboview," that KPMG presented to Agenix in October 2001. Credentials of Dr Christine Bennett, the Partner at KPMG who had prime responsibility for the review, are outlined in Appendix A.

KPMG's detailed analysis of ***Thromboview***™ focused on the following five areas:

1. Uses and Capabilities
2. Proprietary Technology
3. Plan to Market and Achievements to Date
4. Market Potential and Commercial Opportunity
5. The current and potential competitors developing diagnostic technology - The Competitive Landscape

For our shareholders' benefit, we at Agenix, have provided an overview of KPMG's evaluation of ***Thromboview***™ under each of these five headings.

1. Uses and Capabilities

Thromboview™ is designed to help physicians quickly identify where blood clots reside in the body in an effort to accurately diagnose deep vein thrombosis and potentially detect pulmonary embolisms *(See glossary of medical terminology on the last page for reference).*

Thromboview™ was developed and a patent application submitted by AGEN Biomedical, a wholly-owned subsidiary of Agenix. AGEN Biomedical specializes in advanced medical diagnostics for humans and animals and is well-positioned as a world class thrombosis and blood clot specialist. Early research indicates that ***Thromboview***™ may have the necessary characteristics to become the gold standard method for the diagnosis of both deep vein thrombosis and pulmonary embolism.

2. Proprietary Technology

Thromboview™ is based upon the monoclonal antibody technology which is already successfully used in AGEN Biomedical's proprietary human D-dimer diagnostic products. Specifically, ***Thromboview***™ utilizes AGEN Biomedical's D-dimer monoclonal antibody, 3B6, which is prepared and radio-labeled with Technetium-99m, a commonly used radioisotope in nuclear medicine.

The preparation of the 3B6 antibody requires creating a fragment of the antibody that Agenix has succeeded in humanising. The use of humanised monoclonal antibody fragments reduces the risk of immune reactions and allows for more rapid visualisation of clear images within the human body.

When injected into patients suspected of having deep vein thrombosis, ***Thromboview***™'s antibody works by binding only to the D-dimer sites found in the fibrin mesh of blood clots. The location of the radio-labeled antibody in the patient can be viewed with a gamma camera, and concentration of the 3B6 antibody in the bloodstream indicates the presence of a blood clot (thrombus).

3. Plan to Market / Achievements to Date

Agenix has completed animal studies and is now preparing for the start of Phase I clinical trials in 2002. The preliminary plans for Phase II and Phase III clinical trials for ***Thromboview***™ are currently being finalized and, if successful, sales could result as early as 2006.

Agenix has formed a development project steering committee that includes a number of clinical experts from high-profile hospitals, clinics, contract research organizations, and university research institutions, including:

- Kendle International, Inc.
- Ludwig Institute
- Royal Brisbane Hospital
- McMaster University
- University of California San Diego
- Dr. Paul Eisenberg (Vice President, Internal Medicine, Eli Lilly)

4. Market Potential / Commercial Opportunity

Agenix plans to focus initially on the US market. Clinical experts in the field of thrombosis estimate that there are approximately 2 million cases of deep vein thrombosis in the US each year, of which less than 50% are symptomatic, suggesting that 1 million cases of deep vein thrombosis undergo diagnostic testing each year.

In the US it is believed there are approximately 600,000 patients who develop pulmonary embolism each year. Extrapolation of published population studies suggests that approximately 75% of these patients do not undergo diagnostic testing for pulmonary embolism. However, clinical experts believe that the number of diagnostic tests undertaken to exclude pulmonary embolism exceeds the number of cases actually diagnosed by a factor of five to 10 times, thus suggesting a total market size in the US of 750,000 to 1.5 million pulmonary embolism diagnostic tests per annum in the US.

Pulmonary embolism is the third most common cause of cardiovascular death after myocardial infarctions and stroke.

If ***Thromboview***™ is the first product on the market that specifically binds to blood clots, has demonstrable clinical evidence supporting its use and is marketed effectively, then it faces a significant market opportunity.

5. Competitive Landscape

Thromboview™ must compete for marketplace acceptance for use in deep vein thrombosis and pulmonary embolism diagnosis against both currently used diagnostic methods as well as against new diagnostic technology currently under development by competitors. The current techniques most commonly used to diagnose deep vein thrombosis include duplex doppler ultrasound and contrast venography. Pulmonary angiography remains the gold standard for diagnosing pulmonary embolism. However, at this time, there are no known competitors with humanised monoclonal antibody fragments for the diagnosis of deep vein thrombosis or pulmonary embolism. ***Thromboview***™ must demonstrate safety, efficacy, and cost effectiveness as well as gain physician acceptance in order to compete effectively against the current diagnostic methods and new competing technologies.

Current Deep Vein Thrombosis Diagnostic Tests

- *Duplex doppler ultrasound*, the first diagnostic test developed for detecting deep vein thrombosis, is rapid, non-invasive, cheap, and highly accurate in diagnosing most clots. However, the duplex doppler ultrasound proves less accurate in identifying deep vein thrombosis in the pelvis, calf, and shin. It has not been effective in diagnosis for patients without symptoms (which represent 50% of patients with deep vein thrombosis) and has limited use for

recurrent deep vein thrombosis sufferers. Diagnosis using duplex doppler ultrasound relies heavily on the skill and experience of the operator and cannot be used over casts or thick dressings.

- *Contrast venography* is another traditional method used for the diagnosis of deep vein thrombosis as it has an accuracy of 90% to 95%. However, venography is expensive, invasive, painful, and can produce side effects.

If clinical trials of ***Thromboview***™ are successful it would be well positioned relative to the current deep vein thrombosis diagnostic methods in that it addresses the various limitations of each technology. ***Thromboview***™ may also be a valuable tool in detecting deep vein thrombosis in asymptomatic or recurrent patients. This would require specific trials. Duplex doppler ultrasound's inability to accurately diagnose deep venous areas in the pelvis and the calf offers a clear market space for ***Thromboview***™ to compete in. Although ***Thromboview***™ is unlikely to replace duplex doppler ultrasound as the primary diagnostic tool for deep vein thrombosis, it would be well positioned as a second line diagnostic method. Contrast venography is a painful technique with poor patient acceptance, and its use is declining. The invasiveness, cost, and side effects of contrast venography offer an opportunity for ***Thromboview***™ to gain acceptance by patients, physicians, and health care insurance providers.

Current Pulmonary Embolism Diagnostic Tests

- *Pulmonary angiography* is a highly invasive, specialized, and costly procedure that can cause cardiac or pulmonary complications in 3% to 4% of patients. Although it allows for accurate visualisation of the entire lung blood flow and for ready access for localised treatment with the delivery of catheter directed clot-dissolving drugs, pulmonary angiography has significant false negative rates. As a result, many clinicians believe its usage is falling.

- *Ventilation perfusion scan* which detects the lung filling defects with inhaled gaseous radioisotope can be effective in patients with a low or high clinical suspicion of Pulmonary Embolism. But in a recent study only 25% of scans were classified as normal and the vast majority were classified as indeterminate. These findings suggest that the majority of patients having V/Q scans will require other investigations.

It is anticipated that ***Thromboview***™'s key value and clinical positioning will be in diagnosing pulmonary embolism if clinical trials are successful.

Competing Technologies

The direct competitors of ***Thromboview***™ can be divided into the following 3 classes: 1) Radio-labeled peptides, 2) Contrast agents for Magnetic Resonance Imaging, CT scanning, and ultrasound; and 3) Monoclonal Antibodies.

The *radio-labeled peptide* group has undergone major research and development to date, yet has met with limited success. The majority of research and development using radio-labeled peptides has failed to date or is focused on improving contrast media for use with existing equipment.

The *contrast agent technologies* on market are multifold. The main competitor to Agenix is Epix Medical, with its product currently undergoing Phase III clinical trials. However, contrast agents tend to be non-specific and are not able to accurately image deep vein thrombosis or pulmonary embolism. Thus, this group does not appear to pose a significant threat to ***Thromboview***™.

The *monoclonal antibodies* to test for the presence of thrombosis precursor protein appear to be promising based on American Biogenetic Sciences' development and marketing for their patented monoclonal antibody. Progress made in this area must continue to be monitored as it is still undergoing laboratory tests. However, to the best of our knowledge there are no other monoclonal antibodies (other than ***Thromboview***™) that have been successfully humanized. This was a very important milestone for Agenix and allows ***Thromboview***™ to be well ahead of any potential competition.

KPMG further stated, "the initial murine antibody trials carried out by Agenix were well received by the scientific community. The company has now successfully humanised the antibody and the use of the antibody fragments further reduces the risk of antigenicity. Agenix appears to be in a good position to commence well-constructed and managed preclinical and clinical development programs."

***

We at Agenix are very excited about ***Thromboview***™'s market potential and the diagnostic aid it will provide to physicians worldwide, and believe Agenix is well positioned to exploit this commercial opportunity. We believe that you, as a shareholder, should be informed of new programs and exciting developments within your company. I look forward to sharing further Agenix developments with you in both AGEN Biomedical and Milton Pharmaceuticals in the near future.

Yours sincerely,

Donald Home
Chief Executive Officer

Glossary of Medical Terminology

Asymptomatic	Having no symptoms of illness or disease.
Clinical studies	Studies performed using human subjects
CMC	CMC stands for Chemistry, Manufacturing and Controls. It is a document which describes how a drug was produced, purified and tested to ensure product purity and safety. The document is submitted as a part of the regulatory approval package prior to drug testing in humans or registration.
Contrast Venography	An X-ray technique where a contrast medium is injected into a foot vein to observe for a filling defect in the leg which is indicative of a blood clot. It is the gold standard for DVT diagnosis. While the test is highly sensitive and specific, it is invasive, toxic and false positive results are common.
CT Scan	A series of X-ray beams from many different angles are used to create cross-sectional images of a patient's body. These images are assembled in a computer into a three-dimensional picture that can display organs, bones, and tissues, including clots in great detail. CT stands for computed tomography.
Deep Vein Thrombosis	Deep vein thrombosis occurs when blood clots (or thrombosis) form in the veins, normally in the lower legs, thighs or pelvic area. Deep vein thrombosis is a common, but elusive disorder that affects approximately 2 million Americans annually and can result in suffering and death if not identified and treated. Only 50% of people with deep vein thrombosis experience symptoms, which may consist of hot, painful, and/or swollen legs.
Duplex Doppler Ultrasound	A technique where high frequency sound waves are emitted via a hand-held transducer which is placed in direct contact with the skin. The frequency of the reflected sound waves are measured which vary according to blood flow. The resulting images are used diagnose obstructions to blood flow (clots). The technique is inexpensive, rapid, non-invasive and highly accurate. However it requires an experienced technician and has limitations in imaging areas outside the thigh.
Humanised Monoclonal Antibody	An antibody which has been altered to remove and replace regions of the antibody which may cause an immunogenic response in humans.
Magnetic Resonance Imaging	MRI images are created from energy emitted from hydrogen atoms within the body in the presence of a magnetic field. Rapidly flowing blood emits no signal whereas blood clots produce images which appear as filling defects.
Murine	Derived from a mouse.
Myocardial Infarction	Commonly known as a heart attack. Death of some of the muscle cells of the heart as a result of a lack of supply of oxygen and other nutrients, caused by closure of the coronary artery that supplies that particular part of the heart muscle with blood.
Peptide	A small protein which can have a defined structure enabling it to bind to certain body tissues including clot constituents.
Pre-clinical studies	Studies performed on a drug before trials are conducted in humans
Phase I Trials	Phase I trials are the first trials performed in humans. The trial measures the safety and tolerability of the new drug, looking at dose ranges to identify a safe dose. Metabolic and pharmacologic action of the drug is also studied. The human subjects are generally healthy volunteers.
Phase II Trials	Phase II trials are designed to determine principally the efficacy of a drug in patients with the same type of disease. Dosage may also be further investigated, as well as the method, frequency and duration of drug administration, in order to maximise efficacy and minimise any side-effects.
Phase III Trials	Phase III trials are extended clinical evaluations which test the drug against a standard treatment/technique with a patient population of sufficient size to provide a

	statistically significant demonstration of efficacy.
Pre-clinical	Pre-clinical trials include lab assays and animal models which test the specificity of the drug for the target, its toxicity and pharmacokinetics (biodistribution, excretion etc which measures the action of the drug on the body over a period of time)
Pulmonary Angiography	An X-ray technique where a contrast medium is perfused into the lung via a catheter to observe for a filling defect which is indicative of a blood clot in the lung (PE). It is the gold standard for PE diagnosis. While the test is sensitive, it is invasive, toxic, expensive and false positive results are common.
Pulmonary Embolism	Pulmonary embolisms result from the release of "break away" clots (or emboli) from the blood clots formed in the body's veins. These "break away" clots travel through the veins and heart to the lungs, causing life threatening obstructions in the lungs. The diagnosis of pulmonary embolism is difficult and as such relies heavily on physician awareness of its symptoms, namely pleuritic chest pain, shortness of breath, high heart rate, and low-grade fever. As 90% of pulmonary embolism cases are believed to be caused by deep vein thrombosis, physicians must be aware of symptoms associated with deep vein thrombosis, as well. Pulmonary embolism is the third most common cause of cardiovascular death after myocardial infarctions and strokes. Approximately 600,000 Americans are diagnosed with pulmonary embolism annually, of which 60,000 or 10% of all cases result in mortality. This is more than the number of patients who die each year from breast cancer.
Stroke	A stroke occurs when a blood clot blocks a blood vessel or artery, or when a blood vessel breaks, interrupting blood flow to an area of the brain, killing brain cells in the immediate area.
Symptomatic	Characteristic or indicative of a disease.
Thrombosis (blood clots)	A blood clot (thrombus) is an aggregation of red blood cells, white blood cells and platelets bound together in a fibrin mesh. Thromboview's antibody binds only to the D-dimer sites that are found in the fibrin mesh of blood clots.
Ventilation Perfusion Scan	A combination of ventilation and perfusion scans which together assign probabilities to the presence/absence of pulmonary embolism. Ventilation scan is performed with the use of radioactive aerosols which are inhaled and exhaled and the images recorded with a gamma camera. Perfusion scanning is performed by intravenous injection or radio-labelled microspheres of human albumin, the distribution of which trapped in the pulmonary capillary bed, reflects the distribution of blood flow in the lung. Also called V/Q scan, the technique is non-diagnostic in 70% of cases.

Appendix A

Dr Christine Bennett
KPMG Australia
Partner, Health and Life Sciences

Dr Christine Bennett joined KPMG in May 2000 as a Partner of the Health Care and Life Sciences Group. As national leader of the Life Sciences practice, Dr Bennett is responsible for expanding KPMG's presence in developing biotechnology policy, liaising with medical research and facilitating commercial development of medical technology and bio-pharmaceutical products.

Prior to joining KPMG Dr Bennett was Chief Executive Officer of Westmead Hospital and Community Health Services, one of Australia's largest teaching hospitals and health research projects. During this time Dr Bennett developed a clinical research facility for clinical trials in the outpatient area, established and built the Westmead Research Institute and participated in the planning of a multi-agency strategy for a biotechnology commercialisation precinct in Western Sydney adjacent to Westmead Hospital.

In 1995/96 as Director of Population Health and Clinical Services for the South Eastern Area Health Service she provided strategic planning and policy advice to NSW's largest public health sector enterprise.

From 1992 to 1995 Christine was General Manager of the Royal Hospital for Women in Sydney. Between 1985 and 1992 Christine held various senior positions in the NSW Department of Health. Initially she was Head of Family and Child Health, then Specialist Medical Adviser and finally Associate Director, Services Planning. She led major service planning and policy developments in areas such as genetics, perinatal services, maternity care, trauma services, mammography and

breast cancer.

Qualifications include:

- M.B.B.S, University of Sydney
- Master of Paediatrics, University of NSW
- Fellow of the Royal Australasian College of Physicians

Dr Christine Bennett was the Partner at KPMG who was directly responsible for the report "**Commercial Evaluation of *Thromboview*™**".

Since issuing this report, Dr Bennett has resigned from KPMG to become the Chief Executive Officer of a healthcare service provider.

Notice of Annual General Meeting

Mon 22 Oct 2001

Notice is hereby given that the Annual General Meeting of Agenix Limited (the Company) will be held at the Australian Stock Exchange Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane on 30 November 2001 at 10:00am.

AGENDA

ORDINARY BUSINESS

ITEM 1 - REPORTS

To receive the Financial Report and the Reports of the Directors and Auditors thereon for the year ended 30 June 2001.

ITEM 2 - ELECTION OF DIRECTORS

2.1 ELECTION OF DR KATHERINE WOODTHORPE AS A DIRECTOR

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Dr K Woodthorpe, who retires in accordance with Article 13.5 of the Company's Constitution, having been appointed as a director of the Company until the next general meeting, and being eligible offers herself for election, is hereby re-appointed a director of the company".

2.2 ELECTION OF MR MARK CARNEGIE AS A DIRECTOR

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr M Carnegie, who retires in accordance with Article 13.2 of the Company's Constitution, and being eligible offers himself for election, is hereby re-appointed a director of the Company".

J Carter
COMPANY SECRETARY

02 FEB 12 AM 8:05

Letter to Shareholders re: Company Update

Mon 17 Sep 2001

I am writing to you today as the first step in a communications program designed to keep you informed about the activities and plans of your company. I have spent 14 of the last 15 years working for one of the world's largest health care companies, Abbott Laboratories in the USA, and enjoyed my career with that company because of the vision and the commitment that they showed to develop products that made a difference to people's lives. I see the same qualities at both Agenix and in the staff that work for this company - a dedication to develop world-class products that will improve the lives of people who use them.

In this letter I will introduce you to our management team, then I will summarise Agenix's existing businesses and where Agenix and each of its subsidiaries are heading and what you can expect to see in the future. These pieces will provide you with the framework to appreciate how plans relate to the overall strategy Agenix management are employing to grow your company.

MANAGEMENT TEAM

The Agenix management team has over 40 years' senior management experience in various business sectors with a wide variety of companies. These skills are invaluable to the company, both in managing existing day-to day businesses and providing the necessary experience as we move forward. In subsequent letters each of the managers will feature a more extensive biography.

Jeff Carter, Chief Financial Officer, came to Agenix after five years at Coca Cola Amatil in Sydney. Jeff has extensive knowledge in the areas of corporate finance, mergers and acquisitions.

Russell Richards, General Manager of AGEN Biomedical Limited, has been at AGEN for 14 years. Since Russell joined the company he has held roles of increasing responsibility in most facets of the organization.

General Manager of Milton Pharmaceuticals for the past three years is Gary Bird. Gary has held management positions in several public and private companies.

Dr Robert Dunlop, one of the founders of the B230 technology, leads industrial Biosystems.

AGENIX LIMITED

Agenix has just reported on a very strong year in terms of both sales and profit and it is on this strength that we will continue to build. Sales grew by 8% to a record A$29.4 million and profit after tax was A$4.2 million, an increase of 21%. AGEN in particular had an exceptional year with a 16% increase in revenue to A$16.8 million and an increase of 79% in pre-tax profit to A$5.4 million. Milton Pharmaceuticals had a very difficult year with the change in registration of one of its best selling products, Medislim(TM), from non prescription to prescription only. Despite this, sales increased 4.2% to A$11.7 million. This reinforces the value of Agenix's strategy of maintaining a diversified portfolio at this stage of our

development, which reduces the reliance of the company on any single market segment.

It was also a year where we committed to following a research and development program, based on our world-class intellectual property in monoclonal antibodies for clot detection, for Thromboview(TM) (see below for details).

Agenix, as the parent company of each of the aforementioned organisations, is responsible for providing the overall strategy and corporate guidance for each business. It is our intent to grow the revenue of the overall company through:

* Internal development

* Strategic acquisitions

* Licensing deals

* Distribution agreements

We are following this strategy for several reasons.

* To provide increased working capital to fund the expansion of our thrombosis product line

* To increase the prospects of the group through diversification of risk and reduced reliance on a single market segment

* To maximise the returns on our previous investments in each company

Management is confident that Milton and IBS, in particular, will begin to provide increased revenues and profits to Agenix over the next one and two years respectively.

AGEN BIOMEDICAL LIMITED

AGEN Biomedical has been, and will continue to be, a key player in the in-vitro diagnostics market in both human and veterinary fields. AGEN first entered the human in-vitro diagnostic haemostasis market with its world-class D-dimer technology. Subsequently, it built on the core technology delivery platform to develop and market a range of products servicing the rapidly expanding veterinary market, both in Australia and the US. As the company has moved forward it has continually looked at how to maximize the leverage that it can obtain from its intellectual property, targeting new markets where its products can offer significant benefit.

AGEN is developing a portfolio of products to service the needs of the market in the blood clot area. The products that are needed are:

* Laboratory-based diagnostics such as our D-dimer

* Improved imaging systems

* Better therapeutics for acute phase treatment

AGEN has the D-dimer product range and it is from this intellectual property that we are developing a new in-vivo diagnostic imaging product, Thromboview(TM), to help doctors accurately and quickly identify where a blood clot resides in the body. More than US$3 billion is currently spent annually in the USA imaging clots in patients. The extent of this market that Thromboview(TM) can expect to capture depends upon the success of upcoming human trials into the technology. Our expectation is that Thromboview(TM) will serve a market in excess of US$700 million annually. Recent advances in ultrasound and x-ray imaging equipment continues to improve detection of clots, particularly in limbs. However they cannot offer the same accuracy of detection that Thromboview(TM) has shown in trials to

date. Thromboview(TM) is a new product and an entirely new direction for AGEN. Thromboview(TM) is based on the monoclonal antibody (MAb) technology used so successfully in our traditional D-dimer diagnostic products. The antibodies are engineered to be human in nature and then tagged with a radioactive label. When injected into the blood systems of patients Thromboview(TM) will accumulate on the surface of clots and bind to them. Using a relatively inexpensive gamma imager the clots are easily and accurately identified and located.

The potential of this technology is significant. Today, many people are taken to hospitals and emergency rooms with clinical symptoms that are not specific enough in nature to enable doctors to confidently diagnose a condition. Typical symptoms are coughs, sudden shortness of breath, light-headedness, fainting, dizziness, chest pain, sweating, anxiety, rapid breathing and a rapid heart rate.

With current technology, doctors are unable to diagnose accurately and are forced into admitting patients for observation and, potentially, therapy. This represents a burden on both the patient and the health system. Thromboview(TM) will assist doctors in correctly evaluating the patients' conditions, confirming the presence or absence of a clot. This will result in a reduction in the number of patients admitted to beds, and in the number of lives lost due to lack of early and accurate diagnosis.

AGEN is already a key player in the in-vitro human haemostasis market and, through its proprietary position with the 3B6 antibody to D-dimer, will continue to maintain and grow this area of the business through new product introductions, especially into the expanding automated segment.

A successful component of the AGEN business is in the veterinary sector, in particular the companion animal market. Here,in concert with marketing partners, Synbiotics Corporation and Merial, AGEN provides rapid and easy-to-use kits for in-clinic testing for diseases such as Heartworm, Parvo Virus, Feline Leukaemia and Feline Immundeficiency Virus. This market continues to grow through increased adoption of testing by veterinarians and increased awareness among pet owners. AGEN will continue to develop this market and provide the correct products to the market at the right time.

MILTON PHARMACEUTICALS (MILTON)

You may be aware that Milton Pharmaceuticals acquired Milton(TM) in March this year from Procter & Gamble for our exclusive use in 12 South East Asian countries including Australia, New Zealand, Singapore, Malaysia and Indonesia.

The two names in the Milton business, Milton Australia and Biotech Pharmaceuticals, have high recognition and value in their respective markets, and management plans to continue to vigorously promote both names. This acquisition of the Milton business included the brand name, the formulae for the products and the Milton InfaCare(TM) range. In August Agenix signed a distribution agreement for Singapore with Diethelm Singapore Pte Ltd which is expected to generate approximately $A1 million revenue in its first year. Management is in the process of evaluating other distributors in the remaining countries.

During September Milton will launch an expanded range of consumer products using the Milton brand name into both retail pharmacy and the major supermarket chains of Coles and Woolworths. This is our first major product channel expansion since the purchase and we are pleased with the response that we have received from these groups.

These products will include

Milton(TM) Nappy Sanitiser

Milton InfaCare(TM) Concentrated Laundry Powder

Milton InfaCare(TM) Shampoo and Conditioner

Milton InfaCare(TM) Nappy Rash Cream

Milton InfaCare(TM) Hygienic Baby Bath

Milton InfaCare(TM) Hygienic Baby Oil

Milton InfaCare(TM) Baby Cleansing Lotion

Milton's ongoing strategy is to continue to develop a range of premium products in the Milton(TM) range to service the needs of parents, their new babies and growing infants.

Milton will not ignore its core business in Galenicals and other over-the-counter products (OTC). In fact, given the market acceptance of the Milton(TM) range of products, we plan to capitalise and increase our market penetration with these products into the supermarket arena.

Milton is poised for a very significant year of growth through its new products and distribution channels. The Australian market has sales of approximately $A450 million per year in this segment. We believe Milton will be able to capture between 1.5% - 3.0% of this market in its first year, and then deliver more than 20% of those revenues as profit before tax. We look forward to seeing this organisation become a strong component of the Agenix business in the future.

INDUSTRIAL BIOSYSTEMS (IBS)

The enzyme B230 has been the subject of much research and development over a number of years. Earlier this year our partner in India, Advanced Biochemicals Limited (ABL), was able to begin manufacturing the B230 enzyme in commercial quantities. To further enhance the performance of the enzyme it has been blended with an enzyme from ABL to produce a combined product with higher levels of activity than either of the original enzymes could produce individually. We are currently trialing this product in piper mills in China and will report on the results after we have analysed the data.

IBS is entering a new phase of business with a change in focus from a research and development company to a sales and marketing group. During the development period of B230 we assessed that the enzyme business in Australia and our near Asian neighbours was both diverse and significant. The Australian market for enzymes in the areas on which we are focusing is currently estimated to be in excess of $A45 million. We have identified several niche markets that we can serve effectively and intend to pursue those actively. Our searches have also revealed several suppliers of enzymes that require distributors in Australia. We are holding ongoing discussions with these suppliers and when a deal has been negotiated, an announcement will be made.

PHYTOPROTEIN BIOTECH PTE LTD

Our investment in PhytoProtein takes Agenix into a newly developing and exciting biotechnology area, the manufacturing of proteins. Proteins are used in a wide variety of products from cosmetics and diagnostic kits, to vaccines and therapeutic drugs. The current technology for manufacturing proteins uses bacterial or yeast processes. They are either suitable only for simple proteins or use animal cells that are expensive and attach the risk of cross-species transfers of diseases. PhytoProtein has successfully established transgenic plant cell lines producing proteins that have potential use as diagnostics and/or animal vaccines. Animal vaccine trials are

establishing additional transgenic cell lines for use in diagnostic tests. Evaluation will begin in February 2002.

We continue to be very excited by the opportunity that PhytoProtein brings to Agenix and will continue to offer our support and guidance as the company develops.

I trust that this letter has begun the process of helping you understand more about your company and we look forward to keeping you informed of these successes as we move forward.

D Home
CHIEF EXECUTIVE OFFICER

BIOTECH INTERNATIONAL LIMITED

ACN 009 213 754

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY FORM

2:30pm, Friday 8th June 2001
Renaissance Sydney Hotel
30 Pitt Street
SYDNEY NSW 2000

BIOTECH INTERNATIONAL LIMITED

Level 9, 123 Epping Road, North Ryde NSW 2113
Telephone: (+612) 8875 7898 Facsimile: (+612) 8875 7897

PROXY FORM

I/We ....

being a member of Biotech International Limited, holding ....shares in the capital of the Company hereby appoint .... or the Chairman as my/our Proxy to vote on my/our behalf at the Extraordinary General Meeting of the Company to be held on 8th June 2001 and at any adjournment of that meeting, in the manner indicated below.

The Proxy is to vote for/against the resolutions:

		FOR	AGAINST
RESOLUTION 1	CHANGE OF COMPANY NAME	☐	☐
RESOLUTION 2	APPROVAL OF EMPLOYEE OPTION INCENTIVE SCHEME	☐	☐
RESOLUTION 3	APPROVAL TO GRANT OPTIONS TO DIRECTORS	☐	☐
RESOLUTION 4	APPROVAL OF FIRST ISSUE OF SHARES RE: LOZENGE ACQUISITION	☐	☐
RESOLUTION 5	APPROVAL OF SECOND ISSUE OF SHARES RE: LOZENGE ACQUISITION	☐	☐
RESOLUTION 6	APPROVAL OF ISSUE OF SHARES RE: PLACEMENT TO UBS AG	☐	☐

SIGNED BY THE SAID MEMBER THIS ....DAY OF 2001

....
Shareholders Signature Shareholders Signature

PLEASE COMPLETE THE ABOVE FORM AND RETURN TO:
BIOTECH INTERNATIONAL LIMITED, LEVEL 9, 123 EPPING ROAD, NORTH RYDE, NSW 2113.

NOTES:

1. A member entitled to attend and vote is entitled to appoint one proxy.
2. Appointment of a proxy by a member who is a corporation must be under its common seal, or under the hand of its attorney.
3. A proxy need not be a member of the Company.
4. To be effective the proxy form must be lodged at the Registered Office of the Company (Level 9, 123 Epping Road, North Ryde NSW 2113) not less than 48 hours before the time of holding the meeting.
5. A copy of the Power of Attorney must be lodged for any proxy appointed under a Power of Attorney together with evidence of non-revocation of such Power of Attorney.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Members of Biotech International Limited (the **Company**) will be held at Renaissance Sydney Hotel, 30 Pitt Street Sydney on 8 June 2001 at 2.30pm for the purpose of considering and if thought fit, passing with or without amendment the following resolutions:

AS SPECIAL RESOLUTION

1. Change of Company Name

Pursuant to Section 157 of the Corporations Law, the Company adopts a change of name to Agenix Limited.

AS ORDINARY RESOLUTIONS

2. Approval of Employee Option Incentive Scheme

"In accordance with the requirements of ASX Listing Rule 7.2 Exception 9, to approve:

(a) the adoption of an Employee Option Incentive Scheme (EOIS) enabling the Board of Directors to approve the allotment of options to subscribe for fully paid ordinary shares in the Company to eligible employees as defined in, and subject to the rules of, the EOIS; and

(b) the grant of options and the issue of fully paid ordinary shares on exercise of those options in accordance with the EOIS."

Notes

a) The Company will disregard any votes cast on Resolution 2 by any director of the Company entitled to participate in the EOIS or any other person who, for the purposes of Part 1.2 of Division 2 of the Corporations Law, would be regarded as a person associated with that director. However, the Company need not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

b) No securities have previously been issued under the proposed EOIS.

c) A summary of the EOIS accompanies this notice in the explanatory notes and a copy of the EOIS may be obtained free of charge from the Company or at he meeting.

3. Approval to Grant Options to Directors

"Subject to Resolution 2 having been passed, to approve under ASX Listing Rule 10.14 and in accordance with the EOIS the allotment of options for no consideration to directors as follows:

a) to Executive Chairman	300,000
b) to Non-Executive Directors (Parent)	75,000; and
c) to Non-Executive Directors (Subsidiaries)	60,000."

Notes

a) The Company will disregard any votes cast on Resolution 3 by any director of the Company entitled to participate in the EOIS or any other person who, for the purposes of Part 1.2 of Division 2 of the Corporations Law, would be regarded as a person associated with that director. However, the Company need not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4. **Approval of Issue of fully paid ordinary Shares in the Company for the Acquisition of Shares and Convertible Notes in Lozenge Pty Ltd**

"Under ASX Listing Rule 7.4, to approve the issue on 11 May 2001 of 2,800,000 fully paid ordinary shares in the Company at 45 cents each for the acquisition of shares and convertible notes in Lozenge Pty Ltd."

Notes

a) The shares were issued as follows:

Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund	2,186,252
Fabemu (No.2) Pty Limited	218,657
Nyali Investments Limited	381,111
Mr Richard Cyril Oates	13,980
	2,800,000

b) The Company will disregard any votes cast on Resolution 3 by Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund, Fabemu (No.2) Pty Limited, Nyali Investments Limited and Mr Richard Cyril Oates, or any other person who, for the purposes of Part 1.2 of Division 2 of the Corporations Law, would be regarded as a person associated with any of these parties. However, the Company need not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

c) Approval of the issue of 2,392,387 fully paid ordinary shares in the Company for the remaining consideration of $1,076,574.15 is sought in Resolution 5.

d) Any shares in the Company, issued under Resolutions 4 or 5 to Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund are subject to a voluntary restriction agreement such that they will not be disposed of or otherwise dealt with, except under special circumstances, till 11 November 2001.

5. **Approval of Issue of fully paid ordinary Shares in the Company for the Acquisition of Shares and Convertible Notes in Lozenge Pty Ltd**

"Under ASX Listing Rule 7.4, to approve the issue of 2,392,387 fully paid ordinary shares in the Company at 45 cents each for the remaining consideration of $1,076,574.15 that is owing on the acquisition of shares and convertible notes in Lozenge Pty Ltd."

Notes

a) The shares are to be issued on 20 June 2001 as follows:

Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund	1,867,988
Fabemu (No.2) Pty Limited	186,825
Nyali Investments Limited	325,628
Mr Richard Cyril Oates	11,946
	2,392,387

b) The Company will disregard any votes cast on Resolution 5 by Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund, Fabemu (No.2) Pty Limited, Nyali Investments

Limited and Mr Richard Cyril Oates, or any other person who, for the purposes of Part 1.2 of Division 2 of the Corporations Law, would be regarded as a person associated with any of these parties. However, the Company need not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

c) In the event that this Resolution is not approved the Company will be committed to pay $1,076,574.15 under the executed agreement for the acquisition of shares and convertible notes in Lozenge Pty Ltd.

d) Any shares in the Company, issued under Resolutions 4 or 5 to Perpetual Trustee Company Limited as trustee for Quadrant Capital Fund are subject to a voluntary restriction agreement such that they will not be disposed of or otherwise dealt with, except under special circumstances, till 11 November 2001.

6. **Approval of the Issue of fully paid ordinary Shares and Options in the Company to UBS AG**

"Under ASX Listing Rule 7.4, to approve the issue on 2 March 2001 of 9,000,000 fully paid ordinary shares in the Company at 45 cents each and 9,000,000 options (exercise price of 55 cents and expiry 31 January 2003) to UBS AG."

Notes

a) The Company will disregard any votes cast on Resolution 6 by UBS AG or any other person who, for the purposes of Part 1.2 of Division 2 of the Corporations Law, would be regarded as a person associated with UBS AG. However, the Company need not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

b) As previously announced the proceeds will be utilised for future acquisitions and to fund working capital for the Company.

Information for Shareholders Regarding the Proposed Change of Company Name

Over the years there has been considerable confusion about your company's name which, owing to its generic nature, is sometimes confused with other companies in both Australian and international biotechnology markets.

Management sought professional advice on the matter and was advised that the problem could be overcome by renaming the company. The suggestion was for a more distinct name, better reflecting the major company focus for the future on biomedical developments relating to Hemostasis and Thrombosis Diagnostics and Therapeutics.

Management proposes to rename your company Agenix Limited (pronounced "Ay-jenix"). We are convinced that this name is both distinct and capitalises on the goodwill of Biotech International's world-class 100% subsidiary AGEN Biomedical Limited. The name Agenix Limited reinforces your company's commitment to leading-edge biomedical technologies.

We urge shareholders to vote in favour of the new name at June's EGM.

Explanatory Notes on Resolutions 2 & 3

Resolutions 2 & 3 of the Extraordinary General Meeting are to consider the approval for employees and Directors to participate in the Employee Option Incentive Scheme ("EOIS").

The EOIS is an initiative taken by the Directors to facilitate a comprehensive performance based remuneration strategy that will reward and retain employees. The EIOS is recommended following extensive evaluation with our remuneration consultants, Remuneration Planning Corporation Pty. Ltd. and is felt to be in the best interests of the Company, employees and shareholders. Employee/Directors will be issued options at a market exercise price the number of which is dependent upon the employee's seniority, service and performance. The employee/Director will generally need to maintain employment with the company for two years after the issue of the options before exercise, except in the case of some special circumstances.

There is a continuing requirement for Directors to be involved directly in the support of management in order to achieve the goals of Biotech International Limited. Option schemes are not normally used or encouraged for Directors on the basis that the timing of the options may influence Directors decisions. The exception to this rule is in small companies where Directors play a greater part in the management of the company due to the limited management resources in small companies. Biotech International Limited falls into this category.

Current governance practise for large companies is to award shares to directors, as part of an incentive scheme. This could result in a direct cost to the company. This is not justified in the current circumstances. Granting of options on the other hand ensures that the Directors only benefit should the share price increase from the exercise price on issue.

The key features of the EOIS are summarised below. A copy of the rules for the EOIS which sets out the full terms and conditions of each plan will be sent free to a shareholder on request.

Key Features of the EOIS

- The number of outstanding options issued under the EOIS when aggregated with shares issued under all employee share schemes in the preceding five years but excluding any offer, or option acquired or share issued by way of or as a result of:
    - An offer to a person situated at the time of receipt of the offer outside Australia; or

- An offer that was an excluded offer or invitation within the meaning of the Law as it stood prior to the commencement of Schedule 1 to the Corporation Law Economic Reform Program Act 1999; or

- An offer that did not need disclosure to investors because of section 708 of the Law;

will not exceed 5% of the total number of issued shares in that class of the issuer as at the time of the offer.

- The "exercise" price will be the average closing price of Biotech International Limited shares during the 20 trading days upto and including the date of grant of the option.

- An option can only be exercised between two and six years after the grant, subject to any exercise restrictions.

- An unexercised option will lapse on the earlier of the expiry of six years from the date of its issue to the eligible employee or the date six months after the eligible employee dies, retires, is made redundant or becomes disabled or the date one month after the eligible employee ceases to be employed by the group for any other reason.

- Should an eligible employee in the opinion of the board commit an act of fraud or conduct themselves in a way that in the opinion of the board is to the detriment of the company all rights to options issued through the EOIS whether vested or un-vested will be forfeit.

- To be eligible an employee will have to have been employed by the company for twelve months. However, the board will retain the power to waive the initial service period.

- Options will be issued for nil or nominal consideration.

Explanatory Notes on Resolutions 4 & 5

Resolutions 4 & 5 of the Extraordinary General Meeting considers the approval for the issue of shares in Biotech International for the increase in ownership of its subsidiary Biotech Pharmaceuticals.

Biotech International announced this transaction in February 2001. This announcement was repeated in the March 2001 Shareholders Update mailed to all shareholders. Resolutions 4 and 5 seek shareholder approval for the acquisition of the 25.1% interest and convertible notes in Biotech Pharmaceuticals. This transaction was made through the acquisition of shares and convertible notes in Lozenge Pty Limited, which is the owner of 100% of Biotech Pharmaceuticals.

BIOTECH
International Limited

A.B.N. 58 009 213 754
A.C.N. 009 213 764

SHAREHOLDERS' UPDATE - March 2001

Dear Shareholder,

Welcome to the first Shareholder Update of 2001.

It is appropriate that an update be sent to you at this stage because the past four months have witnessed great changes at your company, as foreshadowed in the strategy paper, which coincided with November's Annual General Meeting.

I am delighted to say that the announcements have led to a re-rating of the company's shares and a significant capital raising with a major institution.

I am confident that these changes will go towards improving the efficiencies of your company and remind you that change is often accompanied by some turbulence. I repeat my urgings from the Annual General Meeting for you to be patient in this time of restructuring.

Interim Results

Operating profits (before abnormals and income tax) for the half year was $0.521 million compared to $0.593 million for the previous corresponding period.

Group sales for the half year were $11.334 million compared to $11.236 million in the December 1999 half year. Contributions to group sales were as follows:

	2000	1999
	$'000	$'000
Diagnostic products	6,112	5,913
Pharmaceutical products	5,034	5,144
Molecular biology products	188	179
Total sales	**11,334**	**11,236**

Agen's sales of diagnostic products increased slightly. Trading profits (before research & development and other income/expenses) increased from $1.709 million to $1.896 million (ie. up 10.9%). To ensure future growth projects are targeted, research and development expenditure at Agen was increased from $0.523 million to $0.854 million. Subsequent to 31 December, Agen announced that it has been successful in imaging blood clots. This project "Thromboview" is discussed below.

Biotech Pharmaceuticals sales declined slightly due to the negative impact on sales in July and August 2000 from the introduction of GST, the temporary withdrawal of a non-prescriptive product (sales of which have since fully recovered) and a one-off reduction in contract manufacturing. However, the trading profit was increased for the period from $0.289 million to $0.323 million (ie. up 11.8%). This was a direct result of focusing on improved productivity and cost containment. Further improvement in this area is expected in the next six months.

Thromboview™

In February this year, the company's 100%-owned subsidiary Agen Biomedical Limited, announced it would proceed to human trials of its Thromboview™ clot-imaging project. This follows successful animal trials of the technology.

Kendle Pty Ltd, a Melbourne-based clinical research organisation, is preparing a development plan to advance the project through Phase 1 – 3 trials, which will probably take three years to complete. This length of time is not unusual.

Dr Timothy Morris – Associate Professor of Medicine, Division of Pulmonary and Critical Care Medicine, at the University of California, San Diego – has been researching Thromboview™ for 12 months, and believes the technology has the potential to revolutionise the blood-clot detection industry. "With this new technology, the guesswork can be taken out of the diagnosis, since the clot images are distinct enough that they can be read without a great deal of subjectivity," he said.

Blood clots have been attracting much media attention in recent months with the spate of clots forming in people undertaking long-haul flights. Doctors have estimated that hundreds of people a year die from Pulmonary Embolism – the often fatal consequence of Deep Vein Thrombosis – following long-haul flights.

Each year $A 4.6 billion is spent worldwide on imaging procedures to diagnose blood clots. Agen's conservative estimate of revenue from end user sales (eg. sales to hospitals etc) for an imaging product is $US 250 million ($A 380 million) per year.

The Thromboview™ technology will give specialists a greater idea of where a clot might exist in a patient's body. Agen has developed an antibody – 3B6 – which is linked to a radioactive tracer. This produces a signal when it attaches to a blood clot and the patient is put through an imaging machine. Doctors then have a clear idea of the location and

potential size of the blood clot. I urge you to look at Agen's website to see images of the company's world-class technology. The website is www.agen.com.au.

Animal studies have been undertaken at the University of California in San Diego, USA, to identify suitable clone candidates to produce the humanised antibody for the project.

Professor Paul Eisenberg, a leading US specialist and prominent scientist in cardiovascular medicine, is the lead consultant on this project, and has recently joined Agen's scientific board. Professor Eisenberg is Executive Director of Cardiovascular Discovery and Clinical Investigation at the Eli Lilly Research Laboratories in Indiana, USA. He also undertakes ongoing contractual research as principal investigator for Boehringer Mannheim, Helena Laboratories, Bristol-Myers Squibb and Hoechst Marion Roussel.

Professor Eisenberg's active participation in Agen will help take the company into the international community in the area of clot imaging and promote Agen's entire product pipeline in the thrombosis area. His appointment will enhance greatly the growth of Agen as a world- class innovative diagnostic company.

PhytoProtein Biotech

In December, Biotech International announced the strengthening of Agen's diagnostic business with the intended purchase of a significant stake in Singapore-based PhytoProtein Biotech Pte Ltd. We are pleased to have completed the acquisition of 31.25% of PhytoProtein in early March. The purchase will enable Biotech International to develop kits for the diagnosis of infectious tropical diseases like Malaria, Melioidosis, Typhoid, Tuberculosis and Dengue Fever.

PhytoProtein expects to be the leading Asian-based bio-manufacturing facility providing high-quality immunogenic proteins using plant cell expression systems to manufacture antigens, animal vaccines and human vaccines, with initial production targeted at tropical based infectious diseases. This purchase will strengthen our existing position in the international diagnostic market and more importantly enable us to move forward into the therapeutics area.

The worldwide in vitro diagnostic business is estimated to be valued at more than A$35 billion, growing at 8% per annum. Veterinary vaccines generated global sales of more than A$4.5 billion in 1998 and the worldwide market for human vaccines is estimated to grow to A$14 billion by 2001.

Please see attached article from the Singapore Business Times Exclusive dated 8th March 2001.

Capital Raising

In early February your company took advantage of increasing interest in the company's stock to raise $4.05 million via a placement with investment bank UBS AG. Management is delighted to have an institution with the reputation of UBS AG on its shareholder register and believes the capital injection is a reflection of the high level of positive corporate activity in recent months. Proceeds will be used for future acquisitions and to fund working capital.

Milton Infant Hygiene

In February, Biotech Pharmaceuticals announced the purchase from Procter & Gamble Australia of the Milton Infant Hygiene brand.

This purchase allows Biotech Pharmaceuticals to distribute Milton products in 12 countries including Australia, New Zealand, Indonesia, Singapore and Malaysia. Biotech Pharmaceuticals believes the purchase will increase its existing sales base by around 25% per annum and should add additional growth in future years. The business will generate annual revenue of between $2.5 and $3 million per year and will almost double Biotech Pharmaceuticals' annualised earning base.

Milton has been in the baby sterilisation industry for more than 35 years and occupies a leading market position. The company is recognised by hospitals and pharmacies alike as the leading specialist in infant hygiene products, including baby bottle and teat sterilisation. It is the board's intention to expand the baby product range under the Milton brand and to penetrate into the untapped markets in the Asia Pacific region.

Increase in Ownership of Biotech Pharmaceuticals

Late last month, Biotech International announced it had increased its ownership of subsidiary Biotech Pharmaceuticals. The company bought a further 25.1% of Biotech Pharmaceuticals from Quadrant Capital – a Westpac Development Capital Fund – taking its ownership of Biotech Pharmaceuticals to close to 90%, which could lead to a compulsory acquisition.

Biotech International, subject to shareholders' approval, has agreed to issue 5.2 million BII shares at 45 cents each for the additional 25.1% equity in Biotech Pharmaceuticals. Quadrant Capital will be issued 4.2 million shares of this total consideration. The purchase will be earnings per share positive from day one, and the increased earnings and cash flow will be used to acquire further businesses and promote growth projects in the company. Your board welcomes Quadrant Capital as a major shareholder in Biotech International.

In view of our increased interest in Biotech Pharmaceuticals, Biotech International is in the process of setting up a regional office headquartered in Singapore to tap into the vast market in the Asia Pacific region where the market size for our type of business is estimated at more than US$3 billion.

In line with this, the company is also looking at several proposals with strategic partners to increase brand awareness of our products and to build strong distribution channels in both domestic and international markets. The company is currently looking at several other acquisition opportunities that will enhance our business position.

B230 – Improved Bleaching of Paper Pulps

It is fair to say that commercial production of B230 has been a long time coming. In December 2000, Biotech International, through its Indian joint venture company, Esvin Biosys International Limited (EBIL) signed a MOU with Advanced Biochemicals Limited (ABL), a leading Indian enzyme manufacturer based in Bombay, to jointly govern the trial productions of B230.

Positive results from trial productions of B230 under the new venture have shown great potential and a series of mill trials are being planned. Your board will be able to provide further details on the commercialisation of this product once all mill trials are completed in the near future.

Looking Ahead

The last four months at Biotech International have been filled with many activities and positive developments.

We continue to improve our pipeline of new products particularly in the areas of thrombosis, point of care diagnosis and rapid tests using new cutting-edge technology platforms.

Biotech International will also continue to devote considerable attention to building links with international merchant bankers and investors.

Barring world economic conditions and market sentiments, your board looks to the future with much confidence.

Yours sincerely

Ravindran Govindan
Chairman
Biotech International Limited

THE BUSINESS TIMES online edition
Singapore
8 Mar 2001

Biotech International takes 31% stake in PhytoProtein

Infusion of funds will help local start-up's protein production

By Eugene Low

PHYTOPROTEIN Biotech, a homegrown life sciences start-up, has attracted foreign investor interest, with Australia-listed Biotech International taking a 31.25 per cent stake in the company.

As there are no accurate ways of diagnosing tropical diseases, we believe the diagnostic kits using PhytoProtein's technology have significant potential -- *Ravindran Govindan, Biotech chairman*

With the injection of funds from the investment, PhytoProtein will begin production of immunogenic recombinant proteins using proprietary manufacturing technology based on plant cells. These proteins will then be used to produce animal and human vaccines.

The company said the production of proteins from plant cell cultures has several advantages over existing methods: easier extraction, higher yields, as well as the ability to use established purification procedures. PhytoProtein added that its technology would also result in a significant reduction in the cost of vaccines.

PhytoProtein will work with Biotech to develop and distribute diagnostic kits for a range of diseases especially prevalent in Asia, including melioidiosis, malaria and dengue fever. The company will then extend its technology into the production of human and animal vaccines.

Production of the melioidiosis antigen for use in diagnostic kits is expected to begin in the second quarter of the year. Work on producing the typhoid antigen is also set to begin soon. An antigen is a protein that stimulates the body to produce antibodies.

"Tropical infectious diseases are reaching epidemic proportions. As there are no accurate ways of diagnosing tropical diseases like malaria, melioidiosis, typhoid, tuberculosis and dengue fever, we believe the diagnostic kits using PhytoProtein's technology have significant potential," said Ravindran Govindan, Biotech chairman.

PhytoProtein will also establish production capacity for other recombinant proteins, acting as a contract manufacturer for other life sciences firms.

"Demand for manufacturing capacity will increase dramatically due to the development of genomics-based bio-pharmaceuticals," said Anil Ratty, PhytoProtein co-founder and director.

"So we are developing PhytoProtein into a 'best-practices' bio-manufacturing centre, which

over the next five years will expand the product range from antigens to immunogenic proteins for use in animal vaccines and eventually human vaccines," added Dr Ratty.

PhytoProtein now operates from facilities at the National University of Singapore's department of biological sciences, but is due to move into its own development and production centre at Science Park II soon.

The company has also received in-principle approval for development subsidies under the Economic Development Board's research and investment scheme for companies.

NOVEMBER 2000

CURRENT BUSINESS REVIEW

Under the corporate structure of Biotech International ("BII"), there are three major operating units: Agen Limited, Biotech Pharmaceuticals Pty Ltd and Industrial BioSystems Pty Ltd. It is important to review the operations of these before looking at the overall strategies for the whole group.

Agen Limited ("Agen")

Agen, operating since 1984, is a wholly owned subsidiary of BII. It develops, manufactures and commercialises diagnostic tests and reagents for the detection of blood clot conditions and infectious diseases in humans and pets. Apart from an existing commercial base, Agen also undertakes significant research and development projects. Agen is currently assessing several projects.

Agen is the core business of BII. Its operating revenue represents more than 50% of BII's overall revenue. Agen contributed $2.75 million profit after tax to the group result for 1999/2000. It has an established product pipeline and several new products approaching commercialisation. The Board of BII believes the market has significantly undervalued the business of Agen. In view of this, the Board is currently assessing various strategies to unlock the substantial value it sees in the business, to enable BII shareholders to receive the full benefit of the underlying value.

This includes:

1. A full or partial float of the business on a recognised equity market (eg. USA, Singapore, Hong Kong or Tokyo). Biotechnology companies trade on substantially higher multiples in these markets. Investors in these markets appear to recognise more readily the substantial value of Biotechnology companies and are willing to ascribe much higher values than those on the Australian Stock Exchange.
2. Introduction of other similar businesses into Agen, which could provide further research projects for development and/or utilise Agen's extensive manufacturing and domestic and international distribution networks.
3. The appropriate promotion of Agen's underlying strategies, opportunities and potential value to market analysts and the financial media.

Agen management is pursuing the continual advancement of the company's core monoclonal technologies to apply to new testing areas. This will involve the use of new technologies to improve our current market position. Management also plans to expand Agen's core technology to include DNA diagnostics with new instrumentation and technology. The company is hoping to create new ventures within this financial year.

Biotech Pharmaceuticals Pty Ltd ("BPL")

BPL is in the business of pharmacy manufacturing and distribution of galenicals, branded OTC pharmaceuticals and contract manufacturing. BII currently owns 62.7% of BPL, which will increase to 64.7% following the current rights issue.

Following the merger with Wille Laboratories and after consolidation of operations in July 1999, the turnover of BPL has increased significantly, and now represents approximately 40% of the group's operating revenue.
There is a downward trend in the traditional pharmacy distribution of galenicals and branded OTC pharmaceuticals business. Recognising this change in the competitive environment, BPL is moving towards strengthening its relationships with major supermarkets and specialty stores. BPL expects this move to add to its revenue base, thereby continuing the high utilisation of its manufacturing capabilities. BPL is also pursuing acquisitions of smaller companies that would facilitate further utilisation of its manufacturing capabilities.

In addition to the above domestic focus, BPL is also developing new distribution networks outside Australia to take advantage of its proximity to the Asia Pacific market. Further, BPL is seeking to contract the manufacturing of high quality health supplement products. The total market size for such products in Asia Pacific is an estimated A$3 billion.

Industrial BioSystems Pty Ltd ("IBS")

IBS has been working with joint venture partner Esvin Biosys International Ltd towards the commercialisation of B230 Xylanase in India. This product, B230, when applied to paper pulp will improve its bleachability and hence reduce the consumption of bleaching chemicals. For the paper and pulp industry, this translates to an improved environment in the treatment of effluent waters.

Despite several years of research, this development has not yielded the expected results. The product has not been commercialised as originally anticipated due to operational problems with the manufacturing of the enzymes in India. This is further exacerbated by the development of substitutes. Consequently, BII is currently reviewing the commercial viability of this project. The Board expects to make a further announcement regarding the outcome of this review in the near future.

Jemaka Pty Ltd ("JPL")

JPL manufactures and distributes biological products to the Life Sciences market in Australia and internationally. Such products are used in the field of pathology, veterinary sciences, environment science and agriculture. JPL manufactures this enzyme under a licence from Hoffmann La Roche. The Board of BII believes that this business can be readily consolidated with companies in similar products and markets. The Board is seeking to acquire similar technologies or to merge or sell JPL.

GROWTH STRATEGIES

Biotechnology Industry

There are many players in the biotechnology industry, which is fragmented and complex. Recently the sector has experienced unprecedented growth, both domestically and overseas, which has led to an increasing number of challenges and opportunities.

BII has a solid core business that generates profitability and cash flow for future investment. Through Agen it also has a sound distribution network for the proper commercialisation of new biotechnology products. The Board of BII has developed a sound business plan incorporating the following:

- A balance of research and development
- The introduction of new projects
- The exploitation of existing Intellectual Property, manufacturing assets and distribution networks
- The proper reinvestment of cash flows through acquisition and/or merger

Biotech International and the Biotechnology Industry

Company	Price $	Market Cap $M	Profit $M	PE Ratio
Axon Instruments	1.40	500	2.1	29
Biotech International	0.30	36	3.4	11
Biota Holdings	4.50	330	2.5	132
Cochlear	27.10	1426	21.6	66
CSL	34.32	5157	54.4	95
Institute of Drug Technology	3.94	154	3.0	51
Gropep	3.00	113	1.1	100
ResMed	5.18	1588	42.7	28
Vita Life Sciences	1.85	75	2.5	29

The above table lists profitable Australian biotechnology companies, their share prices, market capitalisations, profits and price-earnings ratios. The Board believes such a comparison clearly indicates the Biotech International is undervalued relative to other profitable biotechnology companies.

Global Markets and Opportunities

Increasing cross-border transaction activity reflects the global perspective being adopted by participants in the biotechnology industry. There is also a seachange in the biotechnology industry with many scientific breakthroughs taking place both in areas associated with the mapping of the human genome as well as in bio-medical, pharmaceutical and health-care related areas.

This represents an opportunity for BII to invest in such exciting areas of life sciences and biomedical and high-end nutriceuticals and pharmaceuticals, which would make BII a significant player in the industry.

A Global Perspective

Taking into consideration BII's operating businesses and the points noted above, the Board is pursuing a global growth strategy. This will encompass building and growing the operations through strategic mergers and acquisitions so as to achieve critical mass in terms of size of business, management expertise and specialisation in the shortest possible time frame.

To enable the company to achieve this international outlook and growth objective, the company is in the process of strengthening its management by recruiting world-class senior managers with international experience in the biomedical and life sciences businesses. The company has also committed itself to strengthening its investor and media relations with regular updates to the financial and scientific media and to the financial markets, including stockbrokers and fund managers. Regular shareholder newsletters will be distributed.

The Board and its advisers have extensive contacts, experience and expertise in the identification of potential international opportunities and acquisitions in the biomedical and life sciences arena. BII has access to this resource and it is proposed to utilise this asset wherever possible.

Consistent with this, the Board also plans to strengthen its ability by seeking the advice and counsel of world-class biotechnology entrepreneurs and specialists. Such members will lift the Board's ability to make sound investment decisions in the ever-evolving biotechnology arena. It is envisaged that such communication will bring about strategic alliances and links with research institutions. In this industry, success depends on quality of scientists, physicians and regulatory specialists. The new team plans to change the focus of BII, to become a truly international biotechnology company with substantial future global growth prospects.

NOTICE OF ANNUAL GENERAL MEETING

BIOTECH INTERNATIONAL LTD
ACN 009 213 754

Notice is hereby given that the annual general meeting of the members of
Biotech International Ltd (ACN 009 213 754)
will be held at
The Australian Stock Exchange Theatrette, Level 1, 530 Collins Street, Melbourne, Victoria, on Thursday 23 November 2000 at 11:00am.

AGENDA

ORDINARY BUSINESS

To receive, consider and adopt the Directors' Report and Financial Report for the year ended 30 June 2000 and the Auditor's Report on the financial report of the company and the consolidated financial report.

1. Election of James Henderson as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr J G Henderson, who retires in accordance with 13.5 of the Company's Constitution, having been appointed as a director of the Company to fulfil a casual vacancy until the next general meeting, and being eligible offers himself for election, is hereby re-appointed a director the Company".

2. Election of Ravindran Govindan as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr R Govindan, who retires in accordance with 13.5 of the Company's Constitution, having been appointed as a director of the Company to fulfil a casual vacancy until the next general meeting, and being eligible offers himself for election, is hereby re-appointed a director the Company".

3. Election of Wong Fong Fui as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr F F Wong, who retires in accordance with 13.5 of the Company's Constitution, having been appointed as a director of the Company to fulfil a casual vacancy until the next general meeting, and being eligible offers himself for election, is hereby re-appointed a director the Company".

DATED THIS EIGHTEENTH DAY OF OCTOBER 2000.
BY ORDER OF THE BOARD

G R Boden
Company Secretary

NOTES

1. A shareholder of Biotech entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of Biotech.

2. For the purposes of Section 1109N of the Corporations Law, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 5.00pm Eastern Summer Time on 21st November 2000.

Proxy Form

PROXY FORM

The Secretary
Biotech International Ltd
ACN 009 213 754
Level 5, 52 Phillip Street
SYDNEY NSW 2000
Facsimile No: (02) 9252 8466

I/We

____

(Block Letters)
being a member of BIOTECH INTERNATIONAL LTD

holding ________________________________ shares in the capital of the Company

hereby appoint

____

of

____

or failing him/her

____

of

____

or failing him/her, the Chairman of the Meeting on my/our behalf at the Extraordinary General Meeting of the Company to be held **on Thursday 23 November 2000 at 11:00am, at The Australian Stock Exchange Theatrette at Level 1, 530 Collins Street, Melbourne, Victoria** and at any adjournment thereof.

If two proxies are being appointed, the proportion of the member's voting rights which this proxy is appointed to represent is set out below.

Instructions on voting:

If you wish to direct your proxy how to vote in respect to the proposed resolutions, please indicate the manner in which your proxy is to vote by ticking the appropriate column below, otherwise your proxy may vote as he/she thinks fit.

	FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐

Signed this day of 2000

Executed pursuant to S127(1) of the Corporations Law by

____
Company name

____
Director (Name) (Signature)

....
Shareholder's Signature(s)

____
Director / Secretary (Name) (Signature)

NOTE: (i) A shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member) to attend and vote on his/her behalf. The proxy form must be lodged at Level 5, 52 Phillip Street, Sydney, NSW 2000 or sent by facsimile to Biotech International Ltd (facsimile number (02) 9252 8466), not less than 48 hours before the time of holding the Meeting. A proxy shall be signed by the Appointor or his/her attorney or, if a corporation, under its Common Seal or under the hand of its attorney. A copy of any power of attorney should be lodged with this proxy; and

(ii) A shareholder of the Company entitled to attend and vote is entitled to appoint not more than 2 proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes.